       As filed with the Securities and Exchange Commission on July 19, 1996

                                            Registration Statement No. 333-06017
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                    ________________________________________

                          FIRST MANISTIQUE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                MICHIGAN                                6711
     (State or Other Jurisdiction           (Primary Standard Industrial                   38-2062816
   of Incorporation or Organization)         Classification Code Number)    (I.R.S. Employer Identification No.)

                                130 SOUTH CEDAR
                           MANISTIQUE, MICHIGAN 49854
                                 (906) 341-8401
         (Address and Telephone Number of Principal Executive Offices)

RONALD G. FORD                                            COPIES TO:
PRESIDENT AND CHIEF EXECUTIVE OFFICER                  DONALD L. JOHNSON
130 SOUTH CEDAR                         VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
MANISTIQUE, MICHIGAN 49854                       333 BRIDGE STREET, P.O. BOX 352
(906) 341-8401                                      GRAND RAPIDS, MI 49501-0352
(Name, Address and Telephone Number                           (616) 336-6000
    of Agent for Service)

                        ______________________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

                        CALCULATION OF REGISTRATION FEE
____________________________________________________________________________________________________________________________________
TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE     PROPOSED MAXIMUM             PROPOSED MAXIMUM                   AMOUNT OF
     TO BE REGISTERED                 REGISTERED       OFFERING PRICE PER UNIT (1)  AGGREGATE OFFERING PRICE (1)    REGISTRATION FEE
____________________________________________________________________________________________________________________________________
Common Stock,
No  Par Value.......              400,000 shares            $26.67                   $10,668,000                    $3,678.63


 (1) Represents the offering price to existing shareholders of the Company and the offering price of the securities that may be offered to the public, as computed under Rule 457(e).
                     _____________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        REGISTRATION STATEMENT RELATING
                                       TO
                          FIRST MANISTIQUE CORPORATION
                         ____________________________

          CROSS REFERENCE SHEET PURSUANT TO ITEM 501 OF REGULATION S-K

                                       FORM S-2
                               ITEM NUMBER AND CAPTION
                               -----------------------
1.     FOREPART OF THE REGISTRATION STATEMENT AND OUT-
         SIDE FRONT COVER PAGE OF PROSPECTUS ..................     FOREPART OF REGISTRATION STATEMENT AND COVER PAGE

2.     INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF
         PROSPECTUS ...........................................     INSIDE COVER PAGE; OUTSIDE BACK COVER PAGE;
                                                                      AVAILABLE INFORMATION

3.     SUMMARY INFORMATION, RISK FACTORS AND RATIO OF
         EARNINGS TO FIXED CHARGES ............................     PROSPECTUS SUMMARY; RISK FACTORS

4.     USE OF PROCEEDS ........................................     USE OF PROCEEDS

5.     DETERMINATION OF OFFERING PRICE ........................     DETERMINATION OF OFFERING PRICE

6.     DILUTION ...............................................     NOT APPLICABLE

7.     SELLING SECURITY HOLDERS ...............................     NOT APPLICABLE

8.     PLAN OF DISTRIBUTION ...................................     PLAN OF DISTRIBUTION; COVER PAGE

9.     DESCRIPTION OF SECURITIES TO BE REGISTERED .............     DESCRIPTION OF CAPITAL STOCK

10.   INTERESTS OF NAMED EXPERTS AND COUNSEL ..................     NOT APPLICABLE

11.   INFORMATION WITH RESPECT TO THE REGISTRANT ..............     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE;
                                                                    PROSPECTUS SUMMARY; SELECTED CONSOLIDATED
                                                                    FINANCIAL  DATA; CAPITALIZATION; MARKET FOR COMMON
                                                                    STOCK AND DIVIDENDS; BUSINESS; SELECTED STATISTICAL
                                                                    INFORMATION; DESCRIPTION OF CAPITAL STOCK;
                                                                    SUPERVISION AND REGULATION; MANAGEMENT; CERTAIN
                                                                    TRANSACTIONS; PRINCIPAL SHAREHOLDERS; PRO FORMA
                                                                    CONSOLIDATED FINANCIAL INFORMATION; INDEX TO
                                                                    FINANCIAL STATEMENTS

12.   INCORPORATION OF CERTAIN INFORMATION BY
         REFERENCE ............................................     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

13.   DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT
         LIABILITIES ..........................................     NOT APPLICABLE

PROSPECTUS

                                 400,000 SHARES

                          FIRST MANISTIQUE CORPORATION

                                  COMMON STOCK


        First Manistique Corporation (the "Company") is offering for sale 400,000 shares of its Common Stock ("Common Stock"). Prior to offering shares of Common Stock to the public, the Company's existing shareholders, who reside in Michigan, will be entitled to subscribe for shares of Common Stock offered hereby, whereby each such shareholder of the Company as of the close of business on July 23, 1996 (the "Record Date"), is entitled to purchase .1886 share of Common Stock for each whole share owned on the Record Date, subject to the purchase of a minimum of 100 shares and a maximum purchase of 10,000 shares. However, no fractional shares will be issued. Shareholders will not be permitted to transfer their subscription rights. (The "Rights Offering"). The Rights Offering will expire on August 30, 1996. See "The Offering" for a discussion of the procedures for subscribing for shares of Common Stock.


        Upon the expiration of the Rights Offering, any remaining shares will be sold to the public. In general, subscriptions for the purchase of Common Stock will be accepted on a first come first serve basis. The Company reserves the right to reject, in whole or in part, any subscription application for shares of Common Stock, other than those of existing shareholders in the Rights Offering. The minimum number of shares that may be subscribed for is 100 shares, and except as otherwise agreed to by the Board of Directors of the Company, the maximum number of shares that may be subscribed for by a person who is not a shareholder is 10,000 shares. See "Plan of Distribution."
                          __________________________

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS," AT PAGES 5 AND 6.
                          __________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                        Underwriting
                    Price to            Discounts and       Proceeds to
                    Public              Commissions(1)      Company (2)
________________________________________________________________________________
Per Share (3).....  $     26.67          $0                 $     26.67
________________________________________________________________________________

Total (4).........  $10,668,000          $0                 $10,668,000

================================================================================

(1) This Offering is not underwritten, and the Company has not employed any brokers or sales persons in connection herewith. No securities dealers will be compensated for any assistance rendered in connection with the sale of shares of Common Stock. The Company is offering shares of its Common Stock to be sold hereby to the public, by subscription, solely through its officers, directors and employees. These individuals are not entitled to receive any discounts or commissions for selling such shares and will receive no special compensation in connection with the Offering, but may be reimbursed for any reasonable expenses incurred.
(2)  Before deducting expenses of the Offering estimated to be $60,000.00.

(3) The Price Per Share has been established by the Board of Directors, based on a number of factors described more fully herein. See "Determination of Offering Price" and "Plan of Distribution."

(4)  Assumes the purchase of 400,000 shares of Common Stock.



                  The date of this Prospectus is July 23, 1996

                             AVAILABLE INFORMATION

        The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Stop 1-2, Judiciary Plaza, Washington, D.C. 20549, and the Commissions's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048), and in Chicago (Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of such material may also be inspected, without charge, at the offices of the Commission, or obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Stop 1-2, Washington, D.C., 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form S-2 (under the Securities Act of 1933, as amended), with respect to the Company's Common Stock to be issued in the Offering contemplated hereby ("Offering"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus, or in any document incorporated in this Prospectus by reference, as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company's Annual Report on Form 10-K for the year ended December 31, 1995 ("1995 10-K"), the Company's Form 10-Q Report for the quarter ended March 31, 1996, as amended, the Company's Current Report on Form 8-K, dated January 31, 1996, as amended, and the portions of the Company's Proxy Statement for its annual meeting of shareholders held April 23, 1996, that have been incorporated by reference in the 1995 10-K, as heretofore filed by the Company with the Commission (File No. 2-54663), are incorporated by reference into this Prospectus. Any statement contained in such documents shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon written or oral request, the Company will provide copies of any documents incorporated by reference herein (other than certain exhibits), without charge. Requests for such copies should be directed to Ronald G. Ford, President, First Manistique Corporation, 130 South Cedar, Manistique, Michigan 49854, telephone (906) 341-8401.

                              PROSPECTUS SUMMARY


        The following is a summary of certain information contained elsewhere in this Prospectus. As this summary is necessarily incomplete, reference is made to, and the summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Prospectus. All share and per share data in this Prospectus have been adjusted to reflect a three-for-one stock split effected as a stock dividend declared April 23, 1996 and distributed June 12, 1996 to shareholders of record on April 29, 1996. All references to the "Company" herein refer to First Manistique Corporation and its subsidiaries, unless otherwise indicated by the context.


                                 THE COMPANY

        First Manistique Corporation is a bank holding company with approximately $327.5 million in total assets. The Company owns two commercial bank subsidiaries, First Northern Bank & Trust ("First Northern"), headquartered in Manistique, Michigan, and South Range State Bank ("South Range Bank"), headquartered in South Range, Michigan. The Company completed the acquisition of the South Range Bank on January 31, 1996. The Company's two commercial banks operate 23 facilities in 20 communities in the Upper Peninsula of Michigan. The Company also owns three nonbank subsidiaries, First Manistique Agency, which sells annuities as well as life, accident and health insurance, and First Rural Relending Company, a nonprofit relending company. A third subsidiary, First Northern Services Company (a real estate appraisal company) is currently inactive.

        The Company is incorporated under the laws of the state of Michigan. The executive offices of the Company are located at 130 South Cedar Street, Manistique, Michigan 49854, and its telephone number is (906) 341-8401.


                                 THE OFFERING


Common Stock offered .....................  400,000 shares

Common Stock outstanding before
 the Offering (1) ........................  2,120,778 shares

Common Stock to be outstanding
 after the Offering (2) ..................  2,520,778 shares

Expiration of Rights Offering ............  August 30, 1996

Use of proceeds ..........................  The net proceeds from the Offering will be used to retire bank debt of
                                            $2.9 million (of which $1.947
                                            million was incurred to finance the
                                            acquisition of the South Range
                                            Bank), $4.298 million to complete
                                            the purchase of a pending
                                            acquisition, for additional working
                                            capital needs, and to generally
                                            strengthen the Company's capital
                                            position in anticipation of future
                                            growth through acquisitions.


- -------------------------
(1)   Shares outstanding as of March 31  1996.

(2) Assumes that all shares offered are sold, and does not include 37,350 shares of Common Stock that may be issued pursuant to options previously granted under the Company's Stock Option Plan.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                    Three Months
                                   ended March 31                  1995
                               1996        1995        Pro Forma(1)    Historical(4)    1994(4)     1993      1992        1991
                               ----        ----        ---------       ----------     -------------------------------------------
 Interest Income               $ 6,422     $ 5,067     $  24,990       $  22,100       $ 13,798   $ 7,942    $ 8,035     $ 8,085
 Interest Expense                2,843       2,205        11,001           9,561          6,053     3,543      3,788       4,551
                               -------     -------     ---------       ---------       --------   -------    -------     -------
 Net Interest Income             3,579       2,862        13,989          12,539          7,745     4,399      4,247       3,534

 Security Gains (losses)            27           3           (19)            (19)            75       175        191         323
 Provision for loan losses         107          69           811             771            330       125        239         232
 Other income                      301         363         1,587           1,373          1,037       795        577         407
 Other expenses                  2,476       2,115        11,076           9,368          6,101     3,715      3,277       2,714
                               -------     -------     ---------       ---------       --------   -------    -------     -------
 Income before tax               1,324       1,044         3,670           3,754          2,426     1,529      1,499       1,318

 Cumulative effect of
 change in accounting for
 income taxes                        0           0             0               0              0        13          0           0
 Income taxes                      395         267         1,047           1,084            458       260        331         321
                               -------     -------     ---------       ---------       --------   -------    -------     -------
 Net income                    $   929     $   777     $   2,623       $   2,670       $  1,968   $ 1,282    $ 1,168     $   997
                               =======     =======     =========       =========       ========   =======    =======     =======

 Per Share (2):
 Earnings                      $   .44     $   .37     $    1.25       $    1.27       $   1.14   $  1.05    $   .95     $   .82
 Dividends (3)                     .12         .17           .41             .41            .20       .49        .31         .29
 Book Value                      11.99       11.05         11.87           11.87          10.72      8.12       7.57        6.92

 Ratios Based on Net
 Income:
 Return on average equity         3.68%       3.40%        11.44%          11.65%         14.25%    13.33%     13.25%      12.24%
 Return on average assets          .29%        .31%          .87%           1.00%          1.01%     1.13%      1.15%       1.11%
 Dividend payout ratio           27.27%      45.95%        32.80%          32.28%         17.54%    46.67%     32.63%      35.37%
 Shareholders' equity as a
 percent of average assets        7.78%       9.00%         7.58%           8.57%          7.11%     8.45%      8.67%       9.46%

 Financial Condition:
 Assets                       $327,514    $257,143      $320,646        $282,791       $253,098  $117,279   $106,798     $94,237
 Loans                         255,134     191,305       248,527         221,507        183,168    87,145     73,108      61,958
 Securities                     28,027      36,321        30,882          27,055         35,795    17,183     21,107      25,005
 Deposits                      283,069     225,621       277,014         244,407        223,436   103,717     94,257      82,786
 Long-term borrowings           15,351       4,773        15,351          10,088          3,553     2,250      2,000       1,000
 Shareholders' Equity           25,430      23,193        25,006          25,007         22,483     9,943      9,260       8,467



(1) Gives effect to the Company's recent acquisition of the South Range Bank as if such acquisition had occurred on January 1, 1995. See "Recent Acquisition," South Range State Bank Financial Statements, and Pro Forma Financial Information.

(2) Per share data has been restated for all periods presented to reflect all stock dividends and stock splits including the three-for-one-stock split declared April 23, 1996 and distributed June 12, 1996 to shareholders of record as of April 29, 1996.

(3) Historical data as of and for the three months ended March 31, 1996, includes the South Range Bank on a consolidated basis from the date of acquisition on January 31, 1996.
(4) During these periods the Company experienced significant growth in assets due to acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Highlights."

                                  RISK FACTORS

        An investment in the securities offered pursuant to this Prospectus may involve a high degree of risk. The several risk factors discussed below, along with general investment risks and the other matters discussed in this Prospectus, should be considered in making an investment decision and in evaluating the Company's Common Stock.

RECENTLY COMPLETED ACQUISITION, FUTURE ACQUISITIONS AND GROWTH


        Effective January 31, 1996, the Company acquired all the outstanding stock of the South Range State Bank, a Michigan banking corporation, with assets of approximately $38.9 million at the time of acquisition. The costs of integrating the operations of this institution may have an adverse impact on the Company's operations and earnings. In addition, there can be no assurances that the past performance of this bank combined with the Company's will be indicative of the financial results to be achieved in the future. See "Recent Acquisition." The Company has experienced significant growth in assets as a result of acquisitions, having acquired two banks, one branch, and substantially all of the banking assets and liabilities of a third bank since February 1994. The Company is continuing to seek acquisitions in its existing or adjoining market areas to the extent suitable candidates and acceptable terms may be identified. The Company recently acquired five percent (5%) of the outstanding Common Stock of BayBank based in Gladstone, Michigan. The Company previously made a proposal to the directors of BayBank for the Company to acquire that bank. This proposal was rejected. The Company is now considering whether to make another proposal to the directors or whether to make an offer to acquire additional shares directly from other shareholders or whether to seek changes in the BayBank board of directors and management of BayBank. Any additional acquisition of BayBank shares would be subject to approval of regulatory authorities and there is no assurance that any such approval could be obtained or that any other shareholders would be willing to sell their shares to the Company or to join the Company in effecting changes in the BayBank board of directors. On July 16, 1996, the Company entered into an agreement to acquire more than 75% of the outstanding shares of UP Financial Inc. ("UPF") which is the parent holding company of First National Bank in Ontonagon. On the same date, the Company also acquired an option to purchase the remaining balance of the outstanding shares of UPF. See "Recent and Pending Acquisitions." This transaction is subject to regulatory approval and various other conditions. There is no assurance that necessary approvals will be obtained or that all conditions will be satisfied. Moreover, there can be no assurance that any other acquisitions will be made or, if made, will be successful.



NO ASSURANCE OF OFFERING SUCCESS


        There is no assurance that all or any of the shares offered pursuant to this Prospectus will be sold. Consequently, the Company may have to finance the UPF acquisition in whole or in part with debt and may not be able to pay down existing bank debt as planned. See "Use of Proceeds" and "Recent and Pending Acquisitions."



LIMITED TRADING IN COMMON STOCK

        Prior to this Offering, there has been only very limited trading in shares of Common Stock, and there can be no assurance that an active trading market will develop or be sustained. Accordingly, no assurance can be given as to the liquidity of the market for the Common Stock or the price at which any sales may occur. Also, there are no market makers for the Company's Common Stock. The future market price of the Company's Common Stock is likely to depend upon a variety of events, including quarter-to-quarter variations in operating results, local economic conditions, trading volume, general market trends and other factors. The Company has no current intention of submitting an application to have the Common Stock approved for quotation on the NASDAQ Small Cap System or National Market System or any other established stock exchange or market. From January 1, 1994, through June 12, 1996, there were, so far as the Company's management knows, 125 sales of shares of the Company's Common Stock, involving a total of 18,000 shares.

INTEREST RATE SENSITIVITY

        Prevailing economic conditions, particularly changes in market interest rates, may significantly affect the operations of financial institutions, such as First Northern and South Range Bank, because the earnings of a financial institution depend primarily on its net interest income, which is the difference between the income earned on its loans and investments and the interest paid on its deposits and borrowings. In addition to affecting interest income and expense, changes in interest rates also can affect the value of a financial institution's interest earning assets, which are comprised of fixed- and adjustable-rate instruments. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. A financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates that are comparable to the rates on the maturing loans or securities.

LOCAL ECONOMIC CONDITIONS

        The success of the Company is dependent to a significant extent upon the general economic conditions in the markets served by its subsidiaries. No assurance can be given that favorable economic conditions will exist in such markets.

COMPETITION

        The banking business is highly competitive. The Company's bank subsidiaries compete as financial intermediaries with other commercial banks, saving and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operated in Michigan, Wisconsin, and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company's bank subsidiaries and offer certain services that the Company's bank subsidiaries do not currently provide. In addition, nondepository institution competitors are generally not subject to the extensive regulation applicable to the Company and its bank subsidiaries.

LENDING OUTSIDE OF LOCAL MARKETS


        For nearly twenty (20) years, First Northern has extended credit to borrowers and equipment lessees located outside its local Michigan Upper Peninsula markets. Initially, this financing related primarily to municipal government leases covering fire trucks or other large municipal vehicles or heavy equipment. More recently, First Northern has purchased or financed a limited amount of private commercial equipment leases. At March 31, 1996, municipal and commercial lease financings outside of the Upper Peninsula totaled approximately $31,000,000 with lessees located in various communities throughout the continental United States. More recently, First Northern has purchased participations or financed directly a number of hotels located in lower Michigan, Wisconsin and Minnesota. At March 31, 1996, these hotel loans totaled approximately $15,000,000. To date, First Northern's lending and lease financing for customers outside its local market has been profitable to First Northern, has not resulted in greater losses than local lending and, in the opinion of management, has not involved more risk than that associated with local lending. However, investors should be aware that the lack of knowledge about customers gained from local community contacts, increased complexity and cost of enforcing lending documents and other factors could increase the risk associated with out of market lending. Reference is made to "Selected Statistical Information - Nonperforming Assets" for a discussion with respect to pending Chapter 11 bankruptcy proceedings of The Bennett Funding Group, Inc., a company from which First Northern purchased various packages of equipment leases, which First Northern has classified as impaired and as to which First Northern has ceased accruing interest.


CERTAIN REGULATORY CONSIDERATIONS

        Financial institutions are heavily regulated. The success of the Company depends not only on competitive factors but also on state and federal regulations effecting banks and bank holding companies. These regulations are primarily intended to protect depositors, not stockholders. Regulation of the financial institution's industry is undergoing continuous change and the ultimate effect of such changes cannot be predicted. Statutes affecting financial institutions have been proposed and may be enacted. Regulations now affecting the Company and its subsidiaries may be modified at any time and new statutes affecting financial institutions have been proposed and may be enacted. There is no assurance that such modifications or new statutes will not adversely effect the business of the Company and its subsidiaries.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

        Certain provisions of the Michigan Business Corporation Act and the Company's Articles of Incorporation may have the effect of discouraging transactions involving an actual or potential change in control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


        The net proceeds to the Company from the sale of shares of Common Stock offered hereby are estimated to be approximately $10.668 million. The Company anticipates using approximately $2.9 million of such proceeds to retire bank debt, of which approximately $1.947 million was incurred to acquire the South Range Bank. The debt bears interest at the lender's prime rate (currently 8.25%) and matures February 1, 1999. The Company expects to use another $4.298 million of proceeds to fund the acquisition of UP Financial Inc. See "Recent and Pending Acquisitions." The balance of any proceeds is expected to be used for working capital needs and to generally strengthen the Company's capital position in anticipation of future growth through acquisitions. Pending application of the net proceeds for the foregoing purposes, the proceeds will be
invested in the short-term, investment grade securities.   To the extent that
the proceeds of the offering are not sufficient to pay down the bank debt and fund the UP Financial Inc. acquisition, the Company expects to borrow such additional funds as may be necessary. $1.1 million could be borrowed under the Company's existing $4 million bank line of credit, which the Company has arranged to increase to a $7 million line if needed.



                        RECENT AND PENDING ACQUISITIONS


        Effective January 31, 1996, the Company acquired all the outstanding stock of the South Range State Bank ("South Range Bank") in consideration for the payment of $1,947,357 in cash and the issuance of $2,362,851 of three year installment notes bearing interest at 5.04% per annum. At the time of acquisition, the South Range Bank had assets of approximately $36.50 million, including loans in the amount of approximately $26.76 million, and deposits of approximately $32.87 million. The cash portion of the purchase price was financed with short-term debt, all of which is intended to be repaid from the proceeds of this Offering.


        On July 16, 1996, the Company entered into an agreement to acquire over 75% of the outstanding shares of UP Financial Inc. ("UPF") which is the parent holding company of First National Bank in Ontonagon, Ontonagon, Michigan ("Ontonagon Bank"). On the same date, the Company also acquired an option to purchase the remaining balance of the UPF outstanding shares. The purchase agreement and purchase option, if exercised, would require a total cash consideration of $4,298,000. At March 31, 1996, the Ontonagon Bank had total assets of approximately $27,327,000 and stockholders' equity of approximately $2,149,000. The transaction is subject to regulatory approval and various other conditions. There is no assurance that necessary approvals will be obtained or that all conditions will be satisfied. Assuming that there are sufficient proceeds from the offering, this transaction will be funded out of the offering proceeds. If the proceeds of the offering are not sufficient, the Company expects to borrow any additional funds required.


                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the sale by the Company of 400,000 shares of Common Stock and the application of the estimated net proceeds of such sale ($10,668,000).


                                                                            March 31, 1996
                                                                      ---------------------------------
                                                                      Actual            As Adjusted (1)
                                                                      ------            ---------------
                                                                         (dollars in thousands)
 Short-term debt:
   Securities sold under agreements to repurchase                        $    700       $   700
   Notes payable and current portion of
       long term debt                                                       3,090         3,090
                                                                         --------       -------
 Total Short-term Debt                                                   $  3,790       $ 3,790
                                                                         ========       =======
 Long-term debt, net of current portion                                  $ 12,261       $ 9,361
 Shareholders' equity:
   Preferred Stock, 500,000 shares authorized,
       none issued(2)                                                          --            --
   Common Stock, 6,000,000 shares authorized:  2,120,778
       shares issued and outstanding; and 2,520,778
       shares issued and outstanding, as adjusted(2)                       13,443        24,051
   Retained earnings                                                       12,507        12,507
   Net unrealized loss on securities available for sale net of
       tax of $266                                                           (520)         (520)
                                                                         --------       -------
     Total shareholders' equity                                            25,430        36,038
                                                                         --------       -------
 Total capitalization                                                    $ 37,691       $45,399
                                                                         ========       =======


- ---------------

(1) Reflects the consummation of the Offering and the application of the estimated net proceeds thereof as described under "Use of Proceeds" as if the Offering had occurred at March 31, 1996, (assuming that all shares offered are sold) and after deduction of an estimated $60,000 of offering expenses.


(2) Authorized shares have been restated to reflect an increase in authorized capital approved by the Company's shareholders on April 23, 1996. Outstanding shares have been restated to reflect a three-for-one stock split effected by a stock dividend declared April 23, 1996 and distributed June 12, 1996 to shareholders of record on April 29, 1996. Outstanding shares exclude 37,350 shares of Common Stock that may be acquired pursuant to outstanding options.


                    MARKET FOR COMMON STOCK AND DIVIDENDS

        On February 8, 1994, the Registrant issued 527,337 shares of Common Stock in acquiring the Bank of Stephenson. The shares were valued at $12.50 per share for purposes of that transaction. During the third and fourth quarters of 1994, the Registrant offered and sold 324,315 shares of Common Stock to the public at a per share price of $14.37. There is no active market for the Company's Common Stock, and there is no published information with respect to its market price. There are occasional direct sales by shareholders of which the Company's management is aware. It is the understanding of the management of the Company that over the last two years, the Company's Common Stock has sold in shareholder transactions at a premium to book value. From January 1, 1994, through June 12, 1996, there were, so far as the Company's management knows, 125 sales of shares of the Company's Common Stock, involving a total of 18,000 shares. The price was reported to management in most of these transactions, and management has no way of confirming the prices which were reported. During this period, the highest price known to be paid was $26.00 per share in the second quarter of 1996, and the lowest price was $13.33 per share in the first quarter of 1994. The following table sets forth the range of high and low sales prices of the Company's Common Stock during 1994, 1995 and through June 12, 1996, based on information made available to the Company, as well as per share cash dividends declared during those periods. Although management is not aware of any transactions at higher or lower prices, there may have been transactions at prices outside the ranges listed below.

                                                                                             Cash
                                                               Sales Prices                Dividends
                                                      -----------------------------        ---------
                        1994                             High              Low
                        ----                             ----              ---
        First Quarter ............................     $ 13.37          $ 13.33             $  -0-
        Second Quarter ...........................       13.63            13.37               .061
        Third Quarter ............................       14.37            13.63               .067
        Fourth Quarter ...........................       14.37            14.37               .07

                        1995                             High              Low
                        ----                             ----              ---

        First Quarter ............................     $ 17.67          $ 14.37             $ .167
        Second Quarter ...........................       19.33            17.67               .077
        Third Quarter ............................       19.33            19.33               .08
        Fourth Quarter ...........................       20.67            19.33               .083

                        1996                             High              Low
                        ----                             ----              ---

        First Quarter ............................     $ 23.33          $ 20.67             $ .12
        Second Quarter (through June 12, 1996) ...       26.00            23.33               .09

        There are 6,000,000 shares of the Company's Common Stock authorized of which 2,120,778 shares were issued and outstanding as of March 31, 1996. There were approximately 1,220 shareholders of record, including trusts and shares jointly owned, as of that date. No warrants or options exist for the purchase of additional stock of the Company except for options to purchase 37,350 shares of the Company's Common Stock that have been granted under the Company's Stock Option Plan.

        The holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of funds legally available for that purpose. Dividends have been paid on a quarterly basis. In determining cash dividends, the Board of Directors considers the earnings, capital requirements and financial condition of the Company and its commercial bank subsidiaries, along with other relevant factors. The Company's principal source of funds for cash dividends is the dividends paid by its bank subsidiaries. The ability of the Company and its subsidiary banks to pay dividends is subject to regulatory restrictions and requirements. See "Supervision and Regulation" and Note 20 of the Notes to Company Financial Statements.


        In July 1995 , the Company adopted a Dividend Reinvestment Plan which permits the Company's shareholders to have their cash dividends automatically reinvested in shares of the Company's Common Stock. 2,250,000 shares were reserved for issuance under this plan.


        The Company's Board of Directors is expected to declare a cash dividend payable to shareholders of record on July 23, 1996. Shares purchased in this Offering will not participate in the July 23, 1996 dividend.


        The Company has paid regular cash dividends on its Common Stock since it commenced operations in 1976. The Company does not expect that the regulatory restrictions applicable to it or its subsidiary banks will impair the ability of the Company to continue to pay dividends. (See Note 20 - Capital Structure and Restrictions on Retained Earnings in First Manistique Corporation's 1995 consolidated financial statements and Note 11 - Restrictions on Retained Earnings in South Range State Bank's 1995 financial statements.) The Company currently expects to continue to pay dividends on its Common Stock after the Offering. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of any dividends will depend upon the earnings, capital requirements and financial condition of the Company and its subsidiary banks, as well as the general economic conditions and other relevant factors effecting those entities.

                       DETERMINATION OF OFFERING PRICE


        The offering price of the Common Stock offered pursuant to this Prospectus was determined by the Company's Board of Directors based upon the most recent prices paid for shares of Common Stock in the transactions described in the preceding section "Market for Common Stock and Dividends." The Board considered these prices and established a price slightly higher to reflect the Company's continued progress since the most recent trade known to the Board. Although there is only very limited trading in the Company's Common Stock and the stock is not traded on an established market, the Board of Directors concluded that the transactions which have occurred and of which they were aware represented an appropriate basis for establishing a price for the shares offered hereby. However, the limited trading is not necessarily a reliable indicator of the value of the Common Stock.


                             PLAN OF DISTRIBUTION


        The Board of Directors has authorized Michigan residents who were holders of the Company's Common Stock as of July 23, 1996 (the "Record Date"), to subscribe for additional shares of Common Stock offered by the Company in proportion to the number of shares owned at the Record Date, subject to certain limitations. Accordingly, existing Michigan resident shareholders of the Company as of the Record Date will have the opportunity to purchase .1886 share of Common Stock offered hereunder for each whole share owned on the Record Date. This opportunity for existing shareholders to purchase shares to be sold by the Company in this Offering is referred to as the Rights Offering. No fractional shares will be issued; consequently, existing shareholders who exercise their Rights with respect to an odd number of shares will be required to round up to the next whole share to eliminate the fractional share. Shareholders may exercise their Rights in full or in part; however, this Right must be exercised on or before August 30, 1996 (the "Rights Termination Date"). The minimum and maximum purchase for a shareholder wishing to exercise his or her Right is 100 and 10,000 shares, respectively. Unless a shareholder owns at least 530 shares, he or she will not have a Right to purchase the minimum of 100 shares. A shareholder who owns fewer than 530 shares may, nevertheless, submit a subscription for the minimum 100 shares and assuming sufficient shares remain at the Rights Termination Date, such subscriptions will be accepted on a first-come, first-serve basis before accepting oversubscriptions by other shareholders and before sales to the public commence. The Right to purchase is nontransferable. Although not required by Michigan law or the Company's Articles of Incorporation or Bylaws, the Board of Directors of the Company has authorized this Rights Offering in order to permit at least certain existing shareholders who reside in Michigan to maintain their proportionate interest in the Company's outstanding Common Stock.



        Any shareholder who exercises his or her Rights in full may include in his or her subscription a request to purchase additional shares
("Oversubscription"). If sufficient shares are available immediately after the Rights

Termination Date, oversubscriptions will generally be accepted on a first-come, first-serve basis before shares are offered to the public.



        In the event the Company's existing shareholders fail to exercise their Rights in full, the remaining shares of Common Stock will be offered to the public through the Company's officers, directors and employees who will solicit subscriptions from prospective shareholders. These individuals will not receive any special compensation for their services in selling such shares. No promotional stock (stock sold at a discount or for services or other non-cash consideration) will be issued. The offering of the Company's Common Stock to the public will begin immediately following the Rights Termination Date.


        Subscriptions for shares of Common Stock generally will be accepted on a first-come first-served basis. The minimum purchase requirement is 100 shares. Unless otherwise approved in advance by the Board of Directors of the Company, the maximum number of shares that may be purchased in this Offering by any person, including his or her affiliates, is 10,000 shares.


        A subscription for Common Stock can be made by completing and signing the accompanying Subscription Agreement and mailing it together with full payment for all shares subscribed for to:



                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, New Jersey 07016



        The Company reserves the right to reject, in whole or in part, in its sole discretion, any Subscription Agreement, other than with respect to an existing shareholder's exercise of his or her Right. The full subscription price for shares of Common Stock must be included with a Subscription Agreement. The purchase price must be paid in United States currency by check, bank draft, or money order, payable to Registrar and Transfer Company, as Subscription Agent for First Manistique Corporation. Failure to include the full subscription price with the Subscription Agreement shall give the Company the right to disregard it.


        The Company will decide which subscriptions to accept (other than with respect to an existing shareholder's exercise of his or her Rights) and all appropriate refunds will be mailed no later than the earlier of: (a) ten (10) days after expiration of the Offering; or (b) thirty (30) days from the date the Subscription Agreement is received. The Company will not pay interest on subscription funds that are accepted or returned to subscribers. As soon as practicable after a Subscription Agreement is accepted, certificates representing shares of Common Stock will be issued and delivered to each subscriber whose Subscription Agreement is accepted in whole or in part.


        The offering price was established by the Board of Directors on the basis of the information set forth in the section captioned "Market for Common Stock and Dividends." This information reflects only very limited trading and may not be a reliable indicator of the value of the Common Stock.






                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                     SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated annual financial data of the Company are derived from the audited consolidated financial statements of the Company. The data for three month periods ended March 31, 1995 and March 31, 1996, have been derived from unaudited interim financial statements; however, in the opinion of management of the Company, such unaudited interim statements include all adjustments (consisting of normal occurring accruals) necessary to fairly present the data for such periods in accordance with generally accepted accounting principles. The results of operations for the three-month period ended March 31, 1996, are not necessarily indicative of financial results to be achieved for the full year. The historical data presented below are qualified by reference to the Company's financial statements, included elsewhere in this Prospectus and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

        The pro forma data presented gives effect to the Company's recent acquisition of the South Range State Bank. The pro forma information contained herein may not be indicative of the financial results or condition that might have been reported had the acquisition been completed on the date specified below and may not be indicative of financial results to be achieved in the future. See "Recent Acquisition," Company Financial Statements, South Range State Bank Financial Statements, and Pro Forma Financial Information.


                                    Three Months
                                   ended March 31                   1995
                                 1996         1995        Pro Forma(1)    Historical(4)
                                 ----         ----        ------------    -------------
 Interest Income                $   6,422   $   5,067     $  24,990       $  22,100
 Interest Expense                   2,843       2,205        11,001           9,561
                                ---------   ---------     ---------       ---------
 Net Interest Income                3,579       2,862        13,989          12,539

 Security Gains (losses)               27           3           (19)            (19)
 Provision for loan losses            107          69           811             771
 Other income                         301         363         1,587           1,373
 Other expenses                     2,476       2,115        11,076           9,368
                                ---------   ---------     ---------       ---------
                                    1,324       1,044         3,670           3,754
 Income before tax

 Cumulative effect of
 change in accounting for
 income taxes                           0           0             0               0
 Income taxes                         395         267         1,047           1,084
                                ---------   ---------     ---------       ---------
 Net income                     $     929   $     777     $   2,623       $   2,670
                                =========   =========     =========       =========

 Per Share (2):
 Earnings                       $     .44   $     .37     $    1.25       $    1.27
 Dividends (3)                        .12         .17           .41             .41
 Book Value                         11.99       11.05         11.87           11.87

 Ratios Based on Net Income:
 Return on average equity           3.68%       3.40%        11.44%          11.65%
 Return on average assets            .29%        .31%          .87%           1.00%
 Dividend payout ratio             27.27%      45.95%        32.80%          32.28%
 Shareholders' equity as a
 percent of average assets          7.78%       9.00%         7.58%           8.57%

 Financial Condition:
 Assets                         $  327,514  $ 257,143    $  320,646       $ 282,791
 Loans                             255,134    191,305       248,527         221,507
 Securities                         28,027     36,321        30,882          27,055
 Deposits                          283,069    225,621       277,014         244,407
 Long-term borrowings               15,351      4,773        15,351          10,088
 Shareholders' Equity               25,430     23,193        25,006          25,007



                                  1994(4)       1993       1992       1991
                                  -------------------------------------------------
 Interest Income                $  13,798    $  7,942    $    8,035       $   8,085
 Interest Expense                   6,053       3,543         3,788           4,551
                                ---------   ---------     ---------       ---------
 Net Interest Income                7,745       4,399         4,247           3,534

 Security Gains (losses)               75         175           191             323
 Provision for loan losses            330         125           239             232
 Other income                       1,037         795           577             407
 Other expenses                     6,101       3,715         3,277           2,714
                                ---------   ---------     ---------       ---------
                                    2,426       1,529         1,499           1,318
 Income before tax

 Cumulative effect of
 change in accounting for
 income taxes                           0          13             0               0
 Income taxes                         458         260           331             321
                                ---------   ---------     ---------       ---------
 Net income                     $   1,968   $   1,282    $    1,168       $     997
                                =========   =========     =========       =========

 Per Share (2):
 Earnings                       $    1.14   $   $1.05    $      .95       $     .82
 Dividends (3)                        .20         .49           .31             .29
 Book Value                         10.72        8.12          7.57            6.92

 Ratios Based on Net Income:
 Return on average equity          14.25%      13.33%        13.25%          12.24%
 Return on average assets           1.01%       1.13%         1.15%           1.11%
 Dividend payout ratio             17.54%      46.67%        32.63%          35.37%
 Shareholders' equity as a
 percent of average assets          7.11%       8.45%         8.67%           9.46%

 Financial Condition:
 Assets                         $ 253,098   $ 117,279      $106,798       $  94,237
 Loans                            183,168      87,145        73,108          61,958
 Securities                        35,795      17,183        21,107          25,005
 Deposits                         223,436     103,717        94,257          82,786
 Long-term borrowings               3,553       2,250         2,000           1,000
 Shareholders' Equity              22,483       9,943         9,260           8,467


(1) Gives effect to the Company's recent acquisition of the South Range State Bank as if such acquisitions had occurred on January 1, 1995. See "Recent Acquisition," South Range State Bank Financial Statements, and Pro Forma Financial Information.

(2) Per share data has been restated for all periods presented to reflect the three for one stock split effected as a stock dividend declared April 23, 1996 and distributed June 12, 1996.

(3) Historical data as of and for the three months ended March 31, 1996, includes the South Range State Bank on a consolidated basis from the date of acquisition on January 31, 1996.
(4) During these periods the Company experienced significant growth in assets due to acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Highlights."



















                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION
           (AT DECEMBER 31, 1995 AND FOR THE THREE YEARS THEN ENDED)


HIGHLIGHTS

        For First Manistique Corporation ("the Company"), 1995 was the second consecutive year of significant growth. During 1995 and 1994, the Company acquired the Bank of Stephenson ("Stephenson"), substantially all of the banking assets and liabilities of Newberry State Bank ("Newberry"), and the Rudyard branch of First of America ("Rudyard"). Further, in 1995 and 1994 the Company opened four and one new branches, respectively. At December 31, 1993, the Company had total assets of $117.28 million. Total assets increased to $253.10 million during 1994 and reached $282.79 million by the end of 1995, an increase of 141% in two years. While the largest portion of this growth, approximately $100 million, came through acquisitions, the remaining $65 million was internally generated. During the same two year time period, outstanding loan balances increased 155%, to $221.51 million, an even greater rate of growth. Further, on a percentage basis, more loan growth than asset growth was internally generated. Of the total increase in loans of $134.48 million from the end of 1993 to the end of 1995, only $58.09 million, or 43.2% came from the acquisitions. The remaining $76.39 million, or 56.8%, was internally generated.

        Earnings also increased significantly from 1993 to 1995. Net income was $2.67 million, $1.97 million and $1.28 million for 1995, 1994 and 1993. Net income for 1995 was 110% greater than in 1993. Return on average shareholders' equity was 11.25%, 11.92%, and 13.3% for 1995, 1994 and 1993. Earnings per share was $3.81 in 1995, a 12% increase over the $3.41 of 1994, which in turn was a 9% increase over 1993's $3.14. Earnings per share has not increased as quickly as net income because of the 175,779 shares issued in connection with the acquisition of the Bank of Stephenson and the 108,105 shares issued prior to the cash acquisition of the banking assets and liabilities of Newberry State Bank.

        The Company's most significant strength is its lending expertise. The acquisitions to date have been primarily motivated by a desire to obtain access to additional lending markets and to obtain additional retail deposits to finance lending activities. This strategy has continued into 1996, with the acquisition of South Range State Bank ("South Range") on January 31, 1996. This acquisition gives the Company a new presence in the northwest corner of Michigan's Upper Peninsula. At the date of the acquisition, South Range had total assets of $36.50 million, total loans of $26.76 million, and total deposits of $32.87 million. A key management objective is to increase the loan to deposit ratio at South Range to levels consistent with the Company in total.

        Growth remains a critical element of the Company's strategy and selective bank and branch acquisitions may continue to occur. However, management anticipates the rate of asset growth in the next few years will be somewhat slower than recently experienced. The Company's banking offices are located exclusively in Michigan's Upper Peninsula, an area which covers a large geographic area and has a low population density. Because of the nature of this market area, the cost of operating the Company's banking network is higher than the average for banking companies the same size as the Company. Management's primary focus in the near future is to increase the operating efficiency of its banking network by increasing the average deposit level per branch, increasing lending capabilities in each local market, and closely monitoring and controlling operating costs.

        When the Company acquired Stephenson in February 1994, Stephenson was owned and operated as a separate banking subsidiary from First Northern Bank and Trust ("First Northern"), the Company's only banking subsidiary at that time.
On October 1, 1995, Stephenson was merged into First Northern.

FINANCIAL CONDITION

LOANS

        Loans represented 78.3% of total assets at the end of 1995 compared to 72.4% of total assets at the end of 1994. The loan to deposit ratio also increased, rising from 82.0% at December 31, 1994 to 90.6% at December 31, 1995. Loans provide the most attractive earning asset yield available to the Company and management believes that the trained personnel and controls are in place to successfully manage a growing loan portfolio. Accordingly, management intends to continue to maintain loans at the highest level which is consistent with maintaining adequate liquidity.

        Following is a summary of the Company's loan balances at December 31, 1995 and 1994 (in thousands):


                                                                                       Percent
                                                   1995             1994               Change
                                                   ----             ----               ------
         Commercial real estate                   $ 51,609        $ 32,833              57.2%

         Commercial, financial and                  55,445          45,329              22.3
         agricultural
         Leases
            Commercial                               5,806           2,070             180.5
            Governmental                            18,061          19,165              (5.8)
         1-4 family residential real estate         58,433          55,729               4.9
         Consumer                                   29,918          26,785              11.6
         Construction                                2,235           1,258              77.7
                                                  --------        --------             -----


               Total                              $221,507        $183,169                21%
                                                  ========        ========             =====



        The Company has five major categories of lending activities. Four categories, commercial real estate, commercial, residential real estate and consumer, are generally with customers in Michigan, primarily in the Upper Peninsula. The fifth major lending line, commercial and governmental leasing, takes place on a nationwide basis. As shown in the table above, the amount of outstanding loans increased in all categories in 1995 when compared to 1994, except for governmental leases which declined $1.1 million.

        Commercial real estate balances increased $18.78 million, or 57.2% during the year. At December 31, 1995, this category accounted for 23.3% of total outstanding loans. The most prominent types of properties financed include hotels, motels and similar properties, which accounted for $15.5 million of the outstanding balance at December 31, 1995. The significant growth in 1995 was a result of an emphasis on this type of lending.

        General commercial lending, consisting of loans to a wide variety of businesses, also increased significantly. Commercial loans outstanding increased $10.1 million. The rate of growth, 22.3%, was only slightly greater than the overall growth rate of the lending portfolio. At the end of 1995 this category accounts for one-fourth of all outstanding loans. A significant portion of this growth was in the Stephenson area. Most of the Company's commercial lending customers are in Michigan's Upper Peninsula.

        The Company finances commercial and governmental leases throughout the country. Over 95% of these leases were acquired from one originator. Management visits this originator twice a year to review their operations and credit controls. The Company acquires leases from 3 other originators, and management is working to diversify its sources of lease paper. Management closely reviews the credit quality of each proposed lease before entering into a financing agreement. Such reviews may include visits to major equipment vendors which produce the equipment to be leased or to the lease customers, including governmental organizations. The lease agreements are strictly financing; while the Company has access to the underlying equipment as collateral, there is no interest in the residual value of the equipment. As illustrated in the table above, most of the leasing activity is to state and local governmental units, including Native American organizations. While Management aggressively pursues leases, the falling rates in 1995 caused significant refinancing activity, which can be accomplished by high quality governmental lessors on a cost-effective basis. The makeup of the lease portfolio at December 31, 1994 was substantially the same as 1995. Interest income from certain of the governmental leases is exempt from federal income taxes.

        Real estate lending on 1-4 family residences consists of just over one-fourth of the Company's outstanding loan balances and is the single largest lending category. Most of these loans (67% at December 31, 1995 and 47% at December 31, 1994) are written at interest rates which adjust annually. Such adjustments are generally limited to two percentage points annually and five percentage points over the life of the loan. The significant increase in the percentage of variable rate loans is due to the acquisition of Stephenson. Stephenson's traditional residential mortgage loan products were three and five year fixed rate balloon loans. As these loans mature, they are being rewritten as adjustable rate loans.

Proportionally fewer of the properties in the Company's market area qualify as collateral for loans to be sold in the secondary market than in Michigan in general; accordingly relatively few loans are originated for resale. Loans originated for resale amounted to $3.28 million, $2.74 million and $1.94 million in 1995, 1994 and 1993. Servicing on these loans is retained. The servicing portfolio has under $8.00 million in loans at December 31, 1995.

        The remaining significant loan category ($29.95 million outstanding at December 31, 1995) is consumer lending. This category consists of loans to individuals for a wide variety of purposes. Included are indirect auto loans of $12.69 million, which were acquired from six auto dealers in the Upper Peninsula. Management first began acquiring indirect paper midway through 1994, and less then one million dollars were on the books at the end of that year. In the middle of 1995, Management ceased writing such paper after concluding the yield was not commensurate with the cost and credit risk, particularly when compared to other alternatives. Management has no current plans to re-enter the indirect market.

CREDIT QUALITY

        The higher yields on loans in comparison to investments are available because the risk that principal and interest will not be repaid is typically higher for loans than for investment securities permitted to be held by the Company under banking laws and regulations. The cornerstone of maintaining credit quality is effective underwriting. Lending arrangements are generally structured to provide more than one source of repayment. In commercial real estate loans the Company generally requires that cash flow from the collateral property be sufficient to service all related debt.

        In spite of effective underwriting, some borrowers become unwilling or unable to make payments on a timely basis. Management aggressively monitors delinquencies. Commercial loan officers contact borrowers the day after a payment is missed. Mortgage and consumer loan customers are contacted 10 days after a payment is missed by the Company's collection staff. Management is aggressive in seizing collateral, or initiating foreclosure, in the event late payments are not quickly resolved.

        The Company's success in maintaining excellent credit quality is demonstrated in the following table (dollars in thousands):


                                                       1995           1994        1993
                                                       ----           ----        ----
              Allowance to total loans at end of        1.42%         1.28%        1.05%
              year

              Net chargeoffs (recoveries)            $   (16)      $    81      $    42


              Net chargeoffs (recoveries) to average
              outstanding loans                         (.01)%         .06%         .02%

              Net chargeoffs (recoveries) to
              beginning allowance balance                (.7)%        8.84%        5.04%

              Nonaccrual loans                           579            --           --

              Loans 90 days or more delinquent
                 (excluding nonaccrual loans)        $ 1,439       $   142      $   116


        Management analyzes the allowance for loan losses in detail on a monthly basis to ensure that losses inherent in the portfolio are properly recognized. In addition to the input of lending officers, management uses an external loan review contractor to examine large commercial real estate, lease and commercial loans relationships. An internal loan review function is also in place, with a primary objective of reviewing loans below the scope established by management for the external contractor.

        The Company adopted new accounting guidance for impaired loans in 1995 as described in notes 2 and 6 to the accompanying consolidated financial statements.

INVESTMENTS

        During 1995, the Company's total investments, including interest-bearing deposits in banks, decreased $9.49 million, from $38.22 million to $28.73 million. This decrease was primarily the result of an increase in the Company's outstanding loans. The primary use of the investment portfolio is to provide a source of liquidity. Accordingly, most of the portfolio is invested in U.S. Treasury and agency securities which have little credit risk and are highly liquid. Consistent with the use of the portfolio as a liquidity source, the Company took advantage of the one-time reclassification opportunity permitted by the Financial Accounting Standards Board and reclassified virtually all securities to the available for sale category at the end of 1995. The only securities now classified as held to maturity are state and local political subdivision issues from small issuers which have little liquidity.

DEPOSITS

        Deposit growth has been a key element of the Company's expansion strategy. Total deposits at December 31, 1995 were $244.41 million, compared to $223.44 million and $103.72 million at the end of 1994 and 1993. The acquisitions of Stephenson, Newberry and Rudyard accounted for $109.96 million, or 78.1% of the total increase of $140.69 million from the end of 1993 to the end of 1995. Further, deposits of $13.25 million were held at December 31, 1995 at branches opened during 1994 and 1995. Deposits over $100,000 consist primarily of stable, governmental balances and balances from retail customers. There were no brokered deposits at December 31, 1995, and Management has no current plans to solicit such deposits.

        The Company is constantly looking for stable sources of deposits. One innovative approach is the premium-based certificate of deposit program. Customers can elect to receive one of several products in place of cash payments for interest on term certificates. The Company offers firearms, golf clubs and grandfather clocks under these programs. The most successful and long-standing of the programs is the firearm program, which is offered to sportsmen nationally. Under this program the Company records the cost of the product given as a discount from the face amount of the certificate of deposit and recognizes interest expense on the effective interest method over the life of the certificate. Total certificates of deposits outstanding under this program were $986,000 and $306,000 at December 31, 1995 and 1994.

        Another nontraditional source of deposits is the Company's CANSAVE program. CANSAVE accounts are savings accounts denominated in Canadian dollars. These accounts are offered in the Sault Ste. Marie banking offices and had total balances of US $3.10 million at December 31, 1995. Such accounts are available only to Canadian citizens who are attracted to such accounts due to low interest rates paid at domestic Canadian banks.

BORROWINGS

        As previously discussed, the Company's branching network is a relatively high cost network in comparison to peer banking companies. Accordingly, the Company has begun to use alternative funding sources to provide funds for lending activities. Other borrowings increased to $10.09 million at the end of 1995 from $3.55 million in 1994. At December 31, 1995, $8.09 million of the borrowings were from the Federal Home Loan Bank of Indianapolis. From time-to-time alternative sources of funding can be obtained at interest rates which are competitive with, or lower than, retail deposit rates and with inconsequential administrative costs. Management anticipates that such borrowings will become a more permanent part of the overall funding makeup of the Company.

LIQUIDITY

        The Company's sources of liquidity include principal payments on loans and investments, sales of securities available for sale, deposits from customers, borrowings from the Federal Home Loan Bank, other bank borrowings, and the issuance of Common Stock. The Company has ready access to significant sources of liquidity on an almost immediate basis. Management anticipates no difficulty in maintaining liquidity at the levels necessary to conduct the Company's day-to-day business activities.

RESULTS OF OPERATIONS

SUMMARY

        Earnings increased significantly from 1993 to 1995 as a direct result of the Company's asset growth. Net income was $2.67 million, $1.97 million and $1.28 million for 1995, 1994 and 1993. Net income for 1995 was 110% greater than in 1993. Earnings per share was $1.27 in 1995, a 12% increase over the $1.14 of 1994, which in turn was a 9% increase over 1993's $1.05. Earnings per share has not increased as quickly as net income because of the shares issued in connection with the acquisition of Stephenson and prior to the cash acquisition of the banking assets and liabilities of Newberry.

        Net interest income is the primary source of earnings growth, increasing to $12.61 million in 1997 from $7.75 million and $4.40 million in 1994 and 1993, for a total two-year increase of 186%. Noninterest income did not keep pace with the asset growth. Noninterest income of $1.28 million in 1995 was only 32% higher than the 1993 amount of $.97 million. The increase in noninterest expense to $9.37 million in 1995 from $6.10 million and $3.71 million in 1994 and 1993 was more in proportion to the total asset growth. The two-year increase in noninterest expense was 153%, compared to total asset growth of 141%.

NET INTEREST INCOME

        The Company's strong lending function is evident in the net interest income measurement. Net interest income as a percentage of total interest income was 56.9%, 56.1% and 55.4% in 1995, 1994 and 1993, respectively. Net interest margin was 5.46%, 4.68% and 4.66% for the same periods.

        Interest income from loans represented 90.4% of total interest income in 1995, compared to approximately 85% in both 1994 and 1993. In all cases, the total amount of interest income and the yield on total earning assets is heavily determined by the results from lending activities. The yield on earning assets was 9.45%, 8.07% and 8.05% in 1995, 1994 and 1993 respectively.

        Total interest expense was $9.56 million in 1995, an increase from $6.05 million and $3.54 million in 1994 and 1993, for an increase of 170% from 1993 to 1995. While other sources of funding are beginning to become an important part of the Company's funding strategy, interest expense on deposits still represented over 95% of total interest expense in 1995. The yield on interest-bearing liabilities was 4.44%, 3.80% and 3.74% in 1995, 1994 and 1993.

PROVISION FOR LOAN LOSSES

        The Company maintains the allowance for loan losses at a level considered adequate to cover losses inherent in the portfolio. The Company records a provision for loan losses necessary to maintain the allowance at that level after considering factors such as loan charge-offs and recoveries, changes in the mix of loans in the portfolio, loan growth, and other economic factors more fully described in Note 2 to the accompanying consolidated financial statements. The increase in the provision for loan losses, to $771,000 in 1995 from $330,000 in 1994 and $125,000 in 1993 is primarily a result of loan growth, particularly in the commercial real estate portfolio.

NONINTEREST INCOME

        Noninterest income was $1.28 million, $1.11 million and $.97 million in 1995, 1994 and 1993. The principal source of noninterest income is service charges on deposit accounts. In 1995 such fees were $.56 million, just over twice the amount recorded in 1993. Fees on deposit accounts have not kept pace with overall asset growth since the institutions acquired had lower fee structures than the Company. Management has generally maintained the former fee levels for competitive purposes.

NONINTEREST EXPENSE

         Noninterest expense has steadily increased from 1993 through 1995.
The two-year growth rate was 162% for salaries and benefits, 161% for furniture and equipment expense and 181% for occupancy expense. As expected, these increases were all consistent with the Company's asset growth. While the growth was expected, a primary objective of management is to hold the rate of increase in these categories below future asset growth. Management believes that significant efficiencies can be obtained and is increasing the level of management emphasis in this area.

        The application of purchase accounting to the acquisitions described above created two intangible assets, the core deposit intangible and goodwill, which are being amortized as described in the notes to the consolidated financial statements. This expense did not exist prior to the acquisitions. The amortization of acquisition intangibles was $.57 million in 1995, compared to $.19 million in 1994 and zero in 1993.

        Somewhat offsetting the intangible amortization is the decrease in deposit insurance costs. The Company qualifies for the lowest risk-based insurance premiums available from the Bank Insurance Fund (BIF) of the Federal Deposit Insurance Company (FDIC). Virtually all of the Company's deposits are insured by BIF. From 1993 to 1994, deposit insurance costs increased in proportion to deposits as the insurance rate of 23 basis points for the Company was unchanged. Effective May 1, 1995, the FDIC reduced the Company's insurance rate to 4 basis points. That reduction is evident in the decrease in deposit insurance costs to $.26 million in 1995 compared to $.37 million in 1994, despite continuing increases in insured deposit balances. The rate has been further reduced to zero for the first half of 1996.

FEDERAL INCOME TAXES

        The provision for income taxes was 28.8% of income before income tax in 1995, compared to 18.9% in 1994 and 17.0% in 1993. The difference between these rates and the federal corporate income tax rate of 34% is primarily due to tax-exempt interest earned on loans and investments. The effective tax rate has increased from 1993 to 1995 as tax-exempt income has become a smaller portion of total interest income.

INTEREST RATE AND FOREIGN EXCHANGE RATE RISK  MANAGEMENT

        Management actively manages the Company's interest rate risk. In the relatively low interest rate environment which has been in place the last few years, borrowers have generally tried to extend the maturities and repricing periods on their loans and place deposits in demand, or very short-term accounts. Management has taken various actions to offset the imbalance which those tendencies would otherwise create. In general, management tries to write commercial and real estate loans at variable rates or, when forced to offer fixed rates due to competitive pressures, write fixed rate loans for relatively short terms. Conversely, management has attempted to offer deposit products designed to steer depositors to longer periods. Management has generally been successful, with over 63% of loans repricing within one year and almost 30% of certificates of deposit maturing over one year at December 31, 1995..

        Beyond the general efforts to shorten loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among others. Also, the rate of interest rate changes can impact the actions taken since the speed of change affects various borrowers and depositors differently.

        Presented below is the Company's GAP table at December 31, 1995. For all accounts other than savings and now accounts, the amounts presented in the table below are based on contractual repricing periods. Savings and now accounts are classified based upon management's assessment of the portion of such balances which are sensitive to withdrawal based on the current interest rate environment, although such accounts may reprice at earlier dates. Management considers the GAP acceptable.

                                                                  GAP Table
                                                               (In thousands)
                               1-90      91-180      181-365      1-2         2-5           Over
                               days       days        days          years    years        5 years         Total
                               ----       ----        ----          -----    -----        -------         -----
 INTEREST-EARNING ASSETS                                                                                  $   4,000

 Federal funds sold            $ 4,000
 Interest-bearing
    deposits in banks            1,678                                                                        1,678

 Securities and other            2,995   $   5,071    $  3,900    $ 11,514    $  1,529     $  1,912       $  26,921

 Loans                          74,374      20,986      43,570      28,177      36,635       17,765       $ 221,507
                               -------   ---------   ---------    --------    --------     --------       ---------
 Total earning assets           83,047      26,057      47,470      39,691      38,164       19,677         254,106
 COSTING LIABILITIES
  Savings and NOW
accounts                        51,624       3,509      10,527      17,545      18,943        4,701         106,849

Certificate of deposit          23,890      31,830      22,111      16,478      15,012          562         109,883
Repurchase agreements              700                                                                          700

Other borrowed funds                         2,000         303       1,397       2,255        4,133          10,088
                               -------   ---------   ---------    --------    --------     --------       ---------
Total costing liabilities       76,214      37,339      32,941      35,420      36,210        9,396         227,520
                               =======   =========   =========    ========    ========     ========       =========

GAP                            $ 6,833   $ (11,282)   $ 14,529    $  4,271    $  1,954     $ 10,281       $  26,586
                               -------   ---------   ---------    --------    --------     --------       ---------
Cumulative GAP                 $ 6,833   $  (4,449)   $ 10,008    $ 14,351    $ 16,305     $ 26,586       $  26,586
                               =======   =========   =========    ========    ========     ========       =========


        The Company provides foreign exchange services, primarily in its banking offices in Sault Ste. Marie. Income from exchange activities during 1995 was less that $200,000. The Company conducts other business in Canadian dollars, including the deposit program described above and lending activities (currently less the US $1 million outstanding). Further, the Company maintains currency balances and investments in Canadian dollars.

        Maintaining assets and liabilities in Canadian dollars exposes the Company to foreign exchange risk. The Company has adopted detail policies regarding this exposure. The policy requires the purchase or sale of foreign exchange futures contracts to hedge the net mismatch in Canadian denominated assets and liabilities. The policy generally requires management to maintain the foreign exchange exposure to a $100,000 mismatch, including futures contracts (contracts are traded in $100,000 increments). Management uses an outside consultant to assist in managing the risk. At December 31, 1995 the Company held US $3.91 million in Canadian assets and US $4.22 million in Canadian liabilities. The net exposure was substantially hedged with futures contracts.

CAPITAL

         It is the policy of the Company to maintain capital at a level consistent with both safe and sound operations and proper leverage to generate an appropriate return on shareholders' equity. Capital formation has been key to the Company's growth. During 1994, the Company raised $11.50 million in capital through the issuance of Common Stock. Net income exceeded cash dividends by $1.82 million in 1995 and $1.62 million in 1994. In addition, in 1995 $48,600 of the $854,000 in cash dividends were reinvested in the Company through the new dividend reinvestment program. The issuance of shares, retained income, and the dividend reinvestment program served to increase shareholder's equity, and regulatory capital, by $15.1 million between the end of 1993 and December 31,1995. Management believes that significant demand for the Company's Common Stock exists in its market area, and that the capital required to take advantage of expansion opportunities is available in the local market, to the extent that such capital cannot be internally generated.

        As a banking company, the Company is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Company is required to meet minimum requirements under each measurement. The Federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled.

        Regulatory capital is not the same as shareholders' equity reported in the accompanying consolidated financial statements. Certain assets cannot be considered assets for regulatory purposes. The Company's acquisition intangibles are examples of such assets.

        Presented below is a summary of the Company's consolidated capital position in comparison to regulatory requirements:

                                                        December 31, 1995
                                           Required                              Actual
                                        $             %                     $                  %
                                    -----------------------------------------------------------------
 Tier 1 risk-adjusted capital        $  8,286         4.00%              $ 20,827             10.05%
 ratio
 Total risk-adjusted capital          $16,573         8.00%              $ 23,634             11.41%
 ratio
 Tier 1 leverage ratio                $11,085         4.00%              $ 20,827              7.52%

 Tier 1 capital                                                          $ 20,827
 Tier 2 capital                                                             2,807
 Total risk-based capital                                                  23,634
 Total risk-weighted assets                                               207,159
 Average total assets                                                     277,120


                                                        December 31, 1994
                                           Required                              Actual
                                         $              %                   $                   %
                                    -----------------------------------------------------------------
 Tier 1 risk-adjusted capital        $  6,627         4.00%              $ 18,763             11.33%
 ratio
 Total risk-adjusted capital         $ 13,253         8.00%              $ 20,810             12.56%
 ratio
 Tier 1 leverage ratio               $  8,889         4.00%              $ 18,763              8.44%

 Tier 1 capital                                                          $ 18,763
 Tier 2 capital                                                             2,047
 Total risk-based capital                                                  20,810
 Total risk-weighted assets                                               165,666
 Average total assets                                                     222,230


ISSUED BUT NOT YET ADOPTED ACCOUNTING POLICIES

        See Note 2 to the accompanying consolidated financial statements for a discussion of accounting pronouncements issued by the Financial Accounting Standards Board which the Company is not required to implement until periods subsequent to December 31, 1995.

IMPACT OF INFLATION AND CHANGING PRICES

        The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike industrial or commercial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of it financial liabilities tends to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services.

                                    BUSINESS

        The Company is a bank holding company with two wholly-owned subsidiary banks engaged in the business of retail and commercial banking, and three non-bank subsidiaries; an insurance agency, a real estate appraisal company and a nonprofit relending company. The Company and its subsidiaries are located in the upper peninsula of Michigan. The Company was formed in 1974 and became a registered bank holding company in 1976 when it acquired First Northern Bank & Trust (formerly known as First National Bank of Manistique) and Manistique Lakes Bank. In 1986, First Northern and Manistique Lakes Bank were merged together under the charter of First Northern. In February 1994, the Company acquired the Bank of Stephenson as a wholly-owned bank subsidiary. The Bank of Stephenson was operated as a separate banking subsidiary of the Company until September 30, 1995, when it was merged into First Northern with First Northern being the surviving entity. First Northern acquired a substantial portion of the banking assets and assumed a substantial portion of the banking liabilities of the Newberry State Bank on December 8, 1994, in exchange for cash. First Northern also acquired the fixed assets and assumed the deposits of the Rudyard branch of First of America Bank on September 15, 1995, in exchange for cash. The Company acquired all of the outstanding stock of the South Range State Bank on January 31, 1996, in exchange for cash and notes.

        First Northern and South Range Bank (the "Banks") collectively operate 23 banking offices in 20 communities. Certain information regarding the Banks at March 31, 1996, is set forth below:

                                 Total Deposits        Total Loans
      First Northern             $ 248,683             $ 225,006

      South Range Bank           $  34,753             $  28,175


        The Banks are full service banks which accept demand and time deposits, issue certificates of deposit, offer mortgages, commercial, consumer, secured and unsecured financing, and offer safe deposit boxes and charge card services. First Northern is also authorized to offer trust services but has not yet begun to engage in the trust business.


        FIRST NORTHERN. First Northern, founded in 1934, defines its market area as the central and eastern portions of the upper peninsula of Michigan. It is headquartered in Manistique and has branch offices in 9 of the 11 counties in the upper peninsula, namely: Schoolcraft, Luce, Alger, Chippewa, Mackinac, Delta, Menominee, Dickensian, and Marquette as well as in the Garden Peninsula and on Mackinac Island. It currently employs approximately 140 full-time employees and 13 part-time employees. Effective August 12, 1996, First Northern is proposing to change its name to North Country Bank and Trust.



        SOUTH RANGE BANK. South Range Bank headquartered in South Range, defines it market area as Houghton County located in the northwestern portion of the upper peninsula of Michigan. The South Range Bank was established in 1903 as a Michigan banking corporation. It currently employs approximately 25 employees. Effective August 12, 1996, South Range State Bank is proposing to change its name to North Country Bank.


        NONBANK SUBSIDIARIES. The Company also owns three nonbank subsidiaries, First Manistique Agency, which sells annuities as well as life, accident and health insurance, and First Rural Relending Company, a nonprofit relending company, which assists qualified borrowers with discounted loan rates creating cash flow and growth potential for new or established businesses. A third subsidiary, First Northern Services Company (a real estate appraisal company) is currently inactive.

COMPETITION

        Because of the rural, sparsely populated nature of the upper peninsula of Michigan, several of the Banks' offices operate in communities without significant local bank competition. The financial services industry is a highly competitive business and becoming increasingly so. The Banks compete primarily for loans and deposits in the Upper Peninsula of Michigan, where they have the third largest deposit base, or approximately ten percent of the bank and savings institution deposit market share. There are 17 banking and savings institutions and 28 credit unions with offices in the Upper Peninsula of Michigan. The Banks also compete with mortgage banking companies, securities brokerage companies, insurance companies and money market mutual funds. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services that the Banks do not currently provide. In addition, nondepository institution competitors are generally not subject to the extensive regulation applicable to the Banks.

        The principal methods of competition include loan and deposit pricing, advertising and marketing programs and the types and quality of services provided. In order to successfully compete, the Banks have developed a highly personalized sales and service culture, stress and reward excellent customer service, and design products tailored to meet specific customer needs.

        The primary competitors of First Manistique Agency and First Northern Services Company are the numerous other insurance agencies and independent agents and real estate offices, respectively, in the eight county trade area.













                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                        SELECTED STATISTICAL INFORMATION

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following table details the key determinants of net interest income: the average daily balance sheet for each year-including the components of earning assets and supporting liabilities-the related interest income on a fully taxable equivalent basis and interest expense, as well as the average rates earned and paid on these assets and liabilities.

                                                                     Year Ended December 31,
                                                           (fully taxable equivalent, in thousands)
                                              1995                             1994                             1993
                                  Average             Yield/      Average               Yield/    Average              Yield/
                                  Balance   Interest   Rate       Balance     Interest   Rate     Balance    Interest  Rate
ASSETS
Interest-earning assets:
   Loans (domestic) (1)(2)(3)    $202,570   $20,540   10.14%     $137,444    $12,151    8.84%    $ 80,332     $7,168    8.92%
   Taxable investment              25,876     1,398    5.40%       31,618      1,645    5.20%      16,501        857    5.19%
     securities
   Tax-exempt investment
     securities (2)                 2,751       195    7.09%        5,564        438    7.87%       3,736        260    6.96%
   Federal funds sold               5,180       273    5.27%        3,942        167    4.24%       3,669        108    2.95%
   Federal Home Loan Bank             921        83    9.01%            0          0      n/a           0          0     n/a
   Interest-bearing deposits
     with other banks               4,127       251    6.08%          415         35    8.43%         232         20    8.62%
                                   ------    ------    ----       -------     ------    ----     --------     ------    ----
Total interest-bearing assets    $241,425   $22,740    9.42%     $178,983    $14,436    8.07%    $104,470     $8,413    8.05%


Non-interest earning assets:
   Cash and due from banks       $  9,789                        $  6,787                        $  4,272
   Premises and equipment,
     net                           10,036                           6,543                           3,857
   Other assets                     8,860                           3,628                           2,083
   Less:  allowance for loan
     losses                      $ (2,561)                       $ (1,863)                       $   (849)
                                 --------                        --------                        --------
     TOTAL                       $267,549                        $194,078                        $113,833
LIABILITIES AND SHAREHOLDERS'    ========                        ========                        ========
   EQUITY
Interest-Bearing liabilities:
   Savings deposits and
     interest-bearing demand
     deposits                    $118,162   $ 4,447    3.76%     $ 71,148    $ 2,035    2.86%    $ 36,358     $1,000    2.75%

     Time deposits                 88,462     4,689    5.30%       82,761      3,713    4.49%      55,909      2.437    4.36%

     Federal funds purchased,
       securities sold under
       repurchase agreements,
       and other                    8,548       425    4.97%        5,306        305    5.75%       2,435        106    4.35%
                                  -------   -------              --------    -------    ----     --------     ------    ----

     Total interest-bearing
       liabilities               $215,172   $ 9,561    4.44%     $159,215    $ 6,053    3.80%    $ 94,702     $3,543    3.74%
Non-interest bearing
   liabilities
     Domestic demand deposits    $ 25,802                        $ 17,513                        $  8,409

     Other                          3,653                           3,546                           1,102
   Shareholders' equity            22,922                          13,804                           9,620
                                 --------                        --------                        --------
     TOTAL                       $267,549                        $194,078                        $113,833
                                 ========                        ========                        ========
Net interest earnings                       $13,179                          $ 8,383                          $4,870
                                            =======                          =======                          ======
Net yield on interest-earning                          5.46%                            4.68%                           4.66%
    assets                                             ====                             ====                            ====


(1) For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding.
(2) Total interest income includes the effect of tax-equivalent adjustments using a 34% tax rate.
(3)  Interest income on loans includes loan fees.

An analysis of the changes in net interest income from period to period is presented in the following table. This analysis highlights the relative effect of the changes in interest income or expense due to changes in the average balances of earning assets and interest-bearing liabilities and changes in interest rates. Dollars are in thousands and the analysis is presented on a fully taxable equivalent basis (assuming a marginal tax rate of 34%).


                                                        1995 compared to 1994          1994 compared to 1993
                                                    Increase (decrease) Due to (1)     Increase (decrease) due to (1)
 ASSETS                                            Volume     Rate         Net         Volume       Rate         Net
 Interest-earning assets:
      Loans (domestic)                              $5,757   $2,632       $8,389      $5,094        ($111)       $4,983
      Taxable investment securities                   (299)      52         (247)        785            3           788
      Tax-exempt investment securities                (222)     (21)        (243)        127           51           178
      Federal funds sold                                52       54          106           8           51            59
       Federal Home Loan Bank                           83        0           83           0            0             0
      Interest-bearing deposits with other banks       312      (96)         216          16           (1)           15
 Total interest-bearing assets                      $5,683   $2,621       $8,304      $6,030          ($7)       $6,023

 LIABILITIES AND SHAREHOLDERS'
 EQUITY
      Interest-bearing liabilities:
           Savings deposits and interest-bearing
           demand deposits                          $1,345   $1,067       $2,412        $956          $79        $1,035
      Time deposits                                    256      720          976       1,170          106         1,276
      Federal funds purchased, securities sold
          under repurchase agreements, and other       186      (66)         120         125           74           199
      Total interest-bearing liabilities            $1,787   $1,721       $3,508      $2,251         $259        $2,510


                                                        1993 compared to 1992
                                                    Increase (decrease) Due to (1)
 ASSETS                                            Volume      Rate         Net
 Interest-earning assets:
      Loans (domestic)                              $1,335    ($666)       $669
      Taxable investment securities                   (530)    (312)       (842)
      Tax-exempt investment securities                 266      (73)        193
      Federal funds sold                                72      (10)         62
      Federal Home Loan Bank                             0        0           0
      Interest-bearing deposits with other banks       (34)       0         (34)
 Total interest-bearing assets                      $1,109  ($1,061)        $48
 LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Interest-bearing liabilities:
      Savings deposits and interest-bearing
      demand deposits                                  $83    ($481)      ($398)
      Time deposits                                    343     (168)        175
      Federal funds purchased, securities sold
          under repurchase agreements, and other        11      (33)        (22)
 Total interest-bearing liabilities                   $437    ($682)      ($245)

(1) The change in interest due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

         The following table is an analysis of the changes in average balances.

                                                                                   December 31
                                                            1995                      1994                                 1993
                                                 Average    Increase (decrease)       Average     Increase (decrease)      Average
 ASSETS                                          Balance    Amount       Percent      Balance     Amount       Percent     Balance
 Interest-earning assets:
      Loans                                      $202,570   $65,126       47.38%     $137,444     $57,112       71.09%     $ 80,332
      Taxable investment securities                25,876    (5,742)     -18.16%       31,618      15,117       91.61%       16,501
      Tax-exempt investment securities              2,751    (2,813)     -50.56%        5,564       1,828       48.93%        3,736
      Federal funds sold                            5,180     1,238       31.41%        3,942         273        7.44%        3,669
      Federal Home Loan Bank                          921       921          N/A            0           0          N/A            0
      Interest-bearing deposits with                4,127     3,712      894.46%          415         183       78.88%          232
       other banks
 Total interest-bearing assets                    241,425    62,442       34.89%      178,983      74,513       71.32%      104,470
 Non-interest earning assets:
      Cash and due from other banks                 9,789     3,002       44.23%        6,787       2,515       58.87%        4,272
      Premises and equipment, net                  10,036     3,493       53.39%        6,543       2,686       69.64%        3,857
      Other assets                                  8,860     5,232      144.21%        3,628       1,545       74.17%        2,083
      Less:  allowance for loan losses             (2,651)     (788)     -42.30%       (1,863)     (1,014)    -119.43%         (849)
           TOTAL                                 $267,459   $73,381       37.81%     $194,078     $80,245       70.49%     $113,833
 LIABILITIES AND SHAREHOLDERS'
 EQUITY
 Interest-bearing liabilities:
      Savings deposits and
       interest-bearing demand deposits          $118,162   $47,014       66.08%     $ 71,148     $34,790       95.69%     $ 36,358
      Time deposits                                88,462     5,701        6.89%       82,761      26,582       48.03%       55,909
      Federal funds purchased, securities sold
        under repurchase agreements, and other      8,548     3,242       61.10%        5,306       2,871      117.91%        2,435
      Total interest-bearing liabilities          215,172    55,957       35.15%      159,215      64,513       68.12%       94,702
 Non-interest bearing liabilities
      Domestic demand deposits                     25,802     8,289       47.33%       17,513       9,104      108.26%        8,409
      Other                                         3,653       107        3.02%        3,546       2,444      221.78%        1,102
 Shareholders' Equity                              22,922     9,118       66.05%       13,804       4,184       43.49%        9,620
           TOTAL                                 $267,549   $73,471       37.86%     $194,078     $80,245       70.49%     $113,833







                     [THIS SPACE INTENTIONALLY LEFT BLANK]

INVESTMENT PORTFOLIO

        The following table sets forth the financial statement balances of securities at December 31:


                                                          Investment Securities as of December 31
                                                                      (in thousands)
                                                                    Available for Sale
                                          1995            1994           1993              1992             1991
                                         -------        --------        ------            ------           ------
 U.S treasury and federal agency         $20,899        $17,057         $6,211              $0               $0
 State and political subdivisions            481          3,130          3,413               0                0
 Other securities                          4,840          1,742              0               0                0
                                         -------        -------         ------              --               --

           Total                         $26,220        $21,929         $9,624              $0               $0
                                         =======        =======         ======              ==               ==




                                                                     Held to Maturity

                                        1995             1994            1993               1992             1991
                                      ---------        --------         -------           --------          -------
 U.S treasury and federal agency      $       0        $  8,799         $ 4,531            $19,067          $24,045
 State and political subdivisions           835           1,150           1,265              1,599              540
 Other securities                             0           3,917           1,915                441              420
                                      ---------        --------         -------            -------          -------

           Total                      $     835        $ 13,866         $ 7,711            $21,107          $25,005
                                      =========        ========         =======            =======          =======




The following table presents the maturity schedule of securities held, and a weighted average yield (on a fully taxable equivalent basis) of those securities, as of December 31, 1995.

                                                                                                               Weighted
                                       U.S. Treasury                  State & Political           Other         Average
                                      & Federal Agency                   Subdivision            Securities       Yield
                                      ----------------               ------------------       --------------   ----------
                                                                      (dollars in thousands)
One year or less                           $ 6,749                        $  910                  $1,667          5.22%
One through five years                       5,874                           250                   1,537          5.75%
five through 10 years                        8,276                           156                     500          6.66%
Over 10 years                                    0                             0                   1,136          8.26%
                                           -------                        ------                  ------          =====
                                           $20,899                        $1,316                  $4,840
                                           =======                        ======                  ======

The Company holds no securities with one issuer in which the aggregate book value and aggregate market value of the securities held with that single issuer exceeds ten percent of stockholders' equity.

LOAN PORTFOLIO

        The following table sets forth loans outstanding at December 31:


                                         1995         1994           1993           1992           1991
                                         ----         ----           ----           ----           ----
                                                                (in thousands)
 Commercial real estate                $ 51,609     $ 32,833        $20,932        $15,285        $13,526
 Commercial, financial and
     agricultural                        55,445       45,329         16,704         18,483         13,925
 Leases:
    Commercial                            5,806        2,070          1,608          6,916          5,010
    Governmental                         18,061       19,165         14,560          2,969          2,752
 1-4 family residential real             58,433       55,729         25,260         21,886         19,158
 estate
 Consumer                                29,954       26,851          8,081          7,569          7,587
 Construction                             2,235        1,258              0              0              0
                                       --------     --------        -------        -------        -------
                                        221,543      183,235         87,145         73,108         61,958
    Less: unearned income                   (36)         (66)          (111)          (180)          (203)
                                       --------     --------        -------        -------        -------
                                       $221,507     $183,169        $87,034        $72,928        $61,755


        The loan portfolio is periodically and systematically reviewed and the results of these reviews are reported to the Boards of Directors of the Company and the Banks. The purpose of these reviews is to assist in assuring proper loan documentation, to provide for the early identification of potential problem loans (which enhances collection prospects) and to evaluate the adequacy of the allowance for loan losses.

        The following table sets forth scheduled loan repayments (excluding 1-4 family residential mortgages and installment loans) at December 31, 1995:


                                                    Due
                                     Due          After One            Due
                                    Within        But Within          After
                                   One Year       Five Years        Five Years          Total
                                   --------       ----------        ----------          -----
                                                         (in thousands)
 Commercial, financial  and
     agricultural                  $84,434          $37,824           $8,663           $130,921
 Construction                      $ 2,012          $   223                0           $  2,235



The following table sets forth loans due after one year which have predetermined (fixed) interest rates and/or adjustable (variable) interest rates at December 31, 1995:

                                             Fixed             Variable
                                              Rate               Rate                    Total
                                            -------             -------                  -----
                                                              (In thousands)
 Due after one but within five years        $1,174              $36,650                 $37,824
 Due after five years                        8,663                    0                   8,663
                                            ------              -------                 -------
        Total                               $9,837              $36,650                 $46,487
                                            ======              =======                 =======

Nonperforming Assets

         The following table presents a summary of non-performing assets at December 31:

                               March 31,
                                 1996           1995      1994          1993         1992          1991
                               -------         ------     ----          ----         ----          ----
                                                         (In Thousands)
 Nonaccrual loans              $   549         $  579     None          None         None          $20

 Accruing loans past-due
     90 days or more             1,223          1,439     $142          $116         $175            2
 Restructured loans               None           None     None          None         None          None
 Interest income that
 would
     have been recorded             13           None     None          None         None          None
     under original terms
 Interest income recorded
     during period                None           None     None          None         None          None


         Information regarding impaired loans is as follows:

                                                           March 31, 1996          December 31, 1995
                                                           --------------          -----------------
 Average Investment in impaired loans                         $  687,055               $659,412
 Interest income recognized on impaired loans
     Including interest income recognized on a
     cash basis                                                    3,695                 40,856
 Income recognized on impaired loans on a cash
     basis                                                           -0-                 40,856
 Balance of impaired loans                                     3,659,447                570,847
     Less portion of which no allowance for loan
          losses is allocated                                  3,160,735                 22,584
                                                              ----------               --------
 Portion of impaired loan balance for which an
     allowance for credit losses is allocated                 $  498,712               $548,299
                                                              ==========               ========
 Portion of allowance for loan losses allocated to
     The impaired loan balance                                $  200,000               $200,000
                                                              ==========               ========




        On April 1, 1996, First Northern became aware that The Bennett Funding Group, Inc. ("BFG") and certain of its affiliates had filed for Chapter 11 bankruptcy protection in the Northern District of New York and had ceased payments to hundreds of investors throughout the country, including approximately 250 banks and thrifts. BFG and/or its affiliates are indebted to First Northern in the amount of $3,028,188, which indebtedness is collateralized by commercial equipment leases assigned by BFG and/or its affiliates to First Northern. BFG and its affiliates serviced the assigned leases and, prior to the Chapter 11 filings, collected the lease proceeds and remitted them to First Northern. First Northern physically holds a lease document in connection with each lease. The BFG and related Chapter 11 proceedings were apparently in response to threatened SEC litigation alleging that at least some part of the BFG operations constituted a "Ponzi" scheme. In response to a motion by the SEC, the Bankruptcy Court appointed an independent trustee to operate BFG and its affiliates. Pursuant to orders of the Bankruptcy Court, the trustee has been collecting the lease payments and holding them in an escrow account. However, the trustee has not been distributing the same pending completion of his investigation and further orders of the Court. First Northern has joined with other financial institutions to petition the Court to order the trustee to resume distribution to assignees of leases. The Court has not finally ruled upon that request. Shortly after the Chapter 11 filings, First Northern investigated the validity of many of the assigned leases both through a New York state UCC search and through contacts with equipment lessees. Based on those investigations, it appears to First Northern that it holds valid equipment leases and that no other party claims to be an assignee of those leases. However, other financial institutions have discovered that leases assigned to them have been terminated or that some or all of the equipment subject to a lease was returned. Moreover, it is possible that equipment may have been substituted under certain of First Northern's leases, which could result in the trustee objecting to First Northern's claims. There are also other possible factual situations that could result in the trustee objecting to First Northern's claims. First Northern has classified these leases as impaired and placed them in a nonaccrual status.


SUMMARY OF LOAN LOSS EXPERIENCE

        Additional information relative to the allowance for loan losses is presented in the following table. This table summarizes loan balances at the end of each period and daily average balances, changes in the allowance for loan losses arising from loans charged off, and recoveries on loans previously charged off by loan category, and addition to the allowance for loan losses through provisions charged to expense. Factors which influence management's judgment in determining the provision for loan losses each period include establishing specific loss allowances for selected loans (including large loans, nonaccrual loans, and problem and delinquent loans) and consideration of historical loss information and local economic conditions.

                                           March 31,                    December 31,

                                             1996     1995        1994        1993       1992       1991

(in thousands)

 Balance of allowance for
    possible loan losses at
    beginning of period                   $  3,137   $  2,350    $    917    $   834    $   625    $   452

 Loans charged off:
     Commercial, financial and
       agricultural                             29         90          92         45         35         40

      Real Estate-construction                   0          0           0          0          0          0

      Real Estate-mortgage                       0          0          34          0          0          0

      Consumer                                  45        252         149         10         22         43

      Leases                                     0         98           0          0          0          0

                                          --------   --------    --------    -------    -------    -------
    TOTAL LOANS CHARGED OFF                     74        440         275         55         57         83
                                          --------   --------    --------    -------    -------    -------

 Recoveries of loans previously
    charged off:
     Commercial, financial and
         agricultural                           14        336         118          9         19         14

     Real Estate-construction                    0          0           0          0          0          0

     Real Estate-mortgage                        0         22          31          0          0          0

     Consumer                                    6         98          44          4          8         10
                                          --------   --------    --------    -------    -------    -------
        TOTAL RECOVERIES                        20        456         193         13         27         24
                                          --------   --------    --------    -------    -------    -------

 Net Loans Charged Off                          54        (16)         82         42         30         59

 Provisions charged to expense                 107        771         330        125        239        232

 Allowance from purchase of:
     Bank of Stephenson                          0          0       1,185          0          0          0

     South Range Bank                          285          0           0          0          0          0
                                          --------   --------    --------    -------    -------    -------
       BALANCE AT END OF PERIOD           $  3,475   $  3,137    $  2,350    $   917    $   834    $   625
                                          ========   ========    ========    =======    =======    =======




 Total loans outstanding at end
      of period                           $255,134   $221,507    $183,169    $87,145    $73,108    $61,958
                                          ========   ========    ========    =======    =======    =======
 Average total loans outstanding
      for the period                      $249,868   $202,570    $137,444    $80,332    $66,639    $57,449
                                          ========   ========    ========    =======    =======    =======
 Ratio of net charge-offs during
  period to average loans outstanding          .02%      (.01)%      0.06%      0.05%      0.05%      0.10%
                                          ========   ========    ========    =======    =======    =======


DEPOSITS

        The following table sets forth average deposit balances and the weighted-average rates paid thereon for the years ended December 31:


                                           1995                    1994                     1993
                                           ----                    ----                     ----
                                   Average                  Average                Average
                                   Balance      Rate        Balance      Rate      Balance       Rate
                                   -------      ----        -------      ----      -------       ----
                                                            (in thousands)
 Non-interest bearing demand      $ 25,802       -0-       $ 17,513       -0-     $  8,409        -0-
 Savings and Now                   118,162      3.76         71,148      2.86       36,358       2.75
 Time deposits                      88,462      5.30         82,761      4.49       55,909       4.36
                                  --------                 --------               --------
       Total                      $232,426                 $171,422               $100,676
                                  ========                 ========               ========




        The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of December 31, 1995:


                                                  (in thousands)
            Three months of less                     $ 4,267
            Over three through six months              4,506
            Over six months through one year           2,302
            Over one year                              3,949
                                                     -------
                 Total                               $15,024
                                                     =======







                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                          SUPERVISION AND REGULATION


        The following is a summary of certain statutes and regulations affecting the Company and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations. A change in applicable laws or regulations may have a material effect on the Company, its subsidiaries and the businesses of the Company and its subsidiaries.



GENERAL



        Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and First Northern and South Range Bank ("Banks") can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation ("FDIC"), the Commissioner of the Michigan Financial Institutions Bureau ("Commissioner") the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.



        Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Banks establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Banks, and the public, rather than shareholders of the Banks or the Company.



        Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Banks, including internal controls, credit underwriting, loan documentation, and loan-to-value ratios for loans secured by real property.



THE COMPANY



        GENERAL. The Company is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve Board, and is required to file periodic reports of its operations and such additional information as the Federal Reserve Board may require.



        In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner either to restore the bank's capital by a special assessment upon its shareholders, or to initiate the liquidation of the bank.




        Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would apply to guarantees of capital plans under FDICIA.



        INVESTMENTS AND ACTIVITIES. Under the BHCA, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks and from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Since September 29, 1995, the BHCA has permitted the Federal Reserve Board under specified circumstances to approve the acquisition, by a bank holding company located in one State, of a bank or bank holding company located in another State, without regard to any prohibition contained in State law.
See "Recent Regulatory Developments."



        In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.



        The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of assets of another bank, or the assumption of liability by such a subsidiary to pay any deposits in another bank, require the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the Commissioner under the Michigan Banking code, may be required.



        With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Any such acquisition requires, except in certain cases, at least 60 days prior written notice to the Federal Reserve Board.



        In evaluating a written notice of an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.



        CAPITAL REQUIREMENTS. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.



        The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets, less goodwill (the "Tier 1 Capital leverage ratio") of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.



        The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve Board has not advised the Company of any specific minimum Tier 1 Capital leverage ratio applicable to it.

        At March 31, 1996, the Company's total capital to total assets ratio was 8.7%; its ratio of total risk adjusted capital to total risk weighted assets was 11.71%; its ratio of Tier 1 capital to risk weighted assets was 10.49% and its Tier 1 capital leverage ratio was 7.96%.



        FDICIA requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), to do so taking onto account the size and activities of depository institutions and the avoidance of undue reporting burdens. See "Recent Regulatory Developments." In 1995, the agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of: (i) identified concentrations of credit risks, (ii) the exposure of the institution to a decline in the value of its capital due to changes in interest rates, and (iii) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions. In addition, the agencies proposed: (i) additional required data submissions on periodic Reports of Condition and Income ("Call Reports") regarding interest rate exposure, to furnish a basis for future regulations imposing explicit minimum capital charges for interest rate risk, and (ii) incorporation in the capital adequacy regulations of a measure for market risk in, among other things, the trading of debt instruments.



        DIVIDENDS. The Company is a corporation separate and distinct from the Banks. Most of the Company's revenues are received by it in the form of
dividends paid by the Banks.    The Bank's are subject to statutory restrictions
on their ability to pay dividends. See "The Banks - Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Banks are possessed by the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.



        In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, such as the Company, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution. The Company has no preferred stock outstanding and has no present plans to issue any such stock.



THE BANKS



        GENERAL. The Banks are Michigan banking corporations and their deposit accounts are insured by the Bank Insurance Fund (the "BIF") of the FDIC. As BIF-insured Michigan chartered banks, the Banks are subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.



        DEPOSIT INSURANCE. As FDIC-insured institutions, the banks are required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.



        FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In November 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1996, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category. Given the designation of the Banks as well-managed and well-capitalized institutions, the Banks pay the lowest assessment rate possible to the BIF. Since the BIF reserves reached the legally mandated level of 1.25% of insured deposits, the Banks, in general, will pay only a membership fee until the BIF fund again drops below the mandated level or their designation changes.



        The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.



        CAPITAL REQUIREMENTS. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Banks: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirements consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.



        FDICIA establishes five capital categories, and the federal depository institution regulators, as directed by FDICIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:



                                         Total                Tier 1
                                         Risk-Based           Risk-Based
                                         Capital Ratio        Capital Ratio        Leverage Ratio
                                         -------------        -------------        --------------
 Well capitalized                        10% or above         6% or above          5% or above
 Adequately capitalized                    8% or above        4% or above          4% or above
 Undercapitalized                        Less than 8%         Less than 4%         Less than 4%
 Significantly undercapitalized          Less than 6%         Less than 3%         Less than 3%
 Critically undercapitalized                       --                   --         A ratio of tangible
                                                                                   equity to total assets
                                                                                   of 2% or less



        At March 31, 1996, each of the Banks' ratios exceeded minimum requirements for the well-capitalized category.



        Among other things, FDICIA requires the federal depository institution regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category to which a depository institution is assigned.



        Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.



        In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

        DIVIDENDS. Under Michigan law, the Banks are restricted as to the maximum amount of dividends they may pay on their common stock. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. The Banks may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Banks have no present plans to issue preferred stock.



        FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. The Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.



        INSIDER TRANSACTIONS. The Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to their directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Banks maintains a correspondent relationship.



        SAFETY AND SOUNDNESS STANDARDS. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan , or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies have also published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines, would make each depository institution responsible for establishing its own procedures to meet such goals.



        STATE BANK ACTIVITIES. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA.



        CONSUMER BANKING. The Banks' business includes making a variety of types of loans to individuals. In making these loans, the Banks are subject to State usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and servicers under the National Flood Insurance Program. See "Recent Regulatory Developments." In receiving deposits, the Banks are subject to extensive regulation under State and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Banks and their respective directors and officers.



RECENT REGULATORY DEVELOPMENTS.



        In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages, and reductions in compliance burdens regarding Currency Transaction Reports, in addition to reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases, and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.



        The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle--Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allows individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.



        In November, 1995, Michigan exercised its right to opt-in early to the Riegle-Neal Act, and permitted non-U.S. banks to establish branch offices in Michigan. Effective November 29, 1995, the Michigan Banking Code was amended to permit, in appropriate circumstances and with the approval of the Commissioner,
(i) the acquisition of Michigan-chartered banks by FDIC-insured banks, savings banks, or savings and loan associations located in other States, (ii) the sale by a Michigan-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC insured bank, savings bank or savings and loan association located in a State in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity, (iii) the acquisition by a Michigan-chartered bank of an FDIC-insured bank, savings bank or savings and loan association located in another State, (iv) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC- insured bank, savings bank or savings and loan association located in another State, (v) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other States having laws permitting such consolidation, with the resulting organization chartered either by Michigan or one of such other States, (vi) the establishment by Michigan-chartered banks of branches located in other States, the District of Columbia, or U.S. territories or protectorates, (vii) the establishment by foreign banks of branches located in Michigan. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.



        The Michigan Legislature adopted, effective March 28, 1996, the Credit Reform Act. This statute, together with amendments to other related laws, permits regulated lenders, indirectly including Michigan-chartered banks, to charge and collect higher rates of interest and increased fees on certain types of loans to individuals and businesses. The laws prohibit "excessive fees and charges", and authorize governmental authorities and borrowers to bring actions for injunctive relief and statutory and actual damages for violations by lenders. The statutes specifically authorize class actions, and also civil money penalties for knowing and wilful, or persistent violations.

        FDIC regulations which became effective April 1, 1996, impose limitations (and in certain cases, prohibitions) on (1) certain "golden parachute" severance payments by troubled depository institutions and their affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees, or principal shareholders of the institution), and (ii) certain indemnification payments by a depository institution or its affiliated holding company, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Banks to their respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively. See Management - Indemnification Matters and Limitation of Liability.












                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of nearly equal size, with the directors of each class to hold office for staggered three year terms. The terms of Messrs. Beaulieu, Clark, Ernest King, and Dufina will expire in 1997, the terms of Messrs. Gerou, Hulsizer, Thomas King, and Lindroth will expire at the annual meeting of shareholders in 1998; and the terms of Messrs. Ford, Henricksen, and Miller will expire in 1999.

        The following table sets forth information regarding the directors and executive officers of the Company:

         Name                          Age                          Position
         -----                         ---                          --------
Ronald G. Ford                         48                 President; Chief Executive Officer; Director
Sherry Littlejohn                      35                 Executive Vice President
Richard B. Demers                      36                 Executive Vice President
Fred LaMuth                            48                 Treasurer and Secretary
Ernest D. King                         72                 Chairman of the Board; Director
Charles B. Beaulieu                    58                 Director
John B. Clark                          73                 Director
C. Ronald Dufina                       51                 Director
Stanley J. Gerou, II                   47                 Director
Michael C. Henricksen                  53                 Vice Chairman of the Board; Director
Loren F. Hulsizer                      64                 Director
Thomas G. King                         43                 Director
John Lindroth                          40                 Director
John P. Miller                         57                 Director


        RONALD G. FORD, the President and Chief Executive Officer of the Company, as well as the President and Chief Executive Officer of First Northern, joined the Company in 1977 as a loan officer. Mr. Ford, who has served as a director of the Company since 1987, was first elected President and Chief Executive Officer in 1987. Mr. Ford also serves as the President and Chief Executive Officer of the Company's three nonbank subsidiaries, First Manistique Agency, First Northern Services Company, and First Rural Relending Company.

        SHERRY LITTLEJOHN, is the Executive Vice President of First Northern and has served in that capacity since _January 1994. Prior to that time and since 1989, Ms. Littlejohn was the Senior Vice President/Branch Administration of First Northern.

        RICHARD B. DEMERS, is the Executive Vice President of the Company and First Northern. Mr. Demers was named the Executive Vice President of First Northern in 1989 and the Executive Vice President of the Company in 1995.

        FRED LAMUTH, has been the Treasurer and Secretary of the Company since January 1, 1990. Mr. LaMuth, who has been employed by First Northern since 1965, also serves as Senior Vice President and Cashier of First Northern.

        ERNEST D. KING, the Chairman of the Board, has served as a director of the Company since 1975. Mr. King, the former President of King Fish Market, Inc., is retired. Mr. King is the father of Thomas G. King, another director of the Company.

        CHARLES B. BEAULIEU, has served as a director of the Company since 1984. Mr. Beaulieu is the owner and director of Beaulieu's Funeral Home, Inc.

        JOHN B. CLARK, has been a director of the Company since 1980. Mr. Clark is the owner of John B. Clark Sales & Service, an equipment sales company, and is the owner of John B. Clark Forest Products, a timber broker.

        C. RONALD DUFINA, has served as director of the Company since 1993. Mr. Dufina is the owner and operator of Balsam Shop, Inc., a retail gift establishment and food and hotel operation, and Village Inn and State Street Bar & Grill, both of which are restaurants.

        STANLEY J. GEROU, II, the owner of Gerou Excavating, Inc., has served as a director of the Company since 1989.

        MICHAEL C. HENRICKSEN, has a been a director of the Company since 1988. Mr. Henricksen is the President of Superior Hiawatha Log Homes, Inc., a builder of log homes.

        LOREN F. HULSIZER, was appointed by the Board as a director on April 19, 1994. Mr. Hulsizer, who has been retired since February 1994, was formerly an executive officer of the Bank of Stephenson for over ten years.

        THOMAS G. KING, is the owner of King's Motel, and has been a director of the Company since 1987. Mr. King is the son of Ernest D. King, a director of the Company and Chairman of the Board.

        JOHN LINDROTH, has been a director of the Company since 1987. He is the President of Superior State Agency, Inc., an insurance agency.

        JOHN P. MILLER, has been a director of the Company since 1976. Mr. Miller is the owner of Peoples' Store, Inc., a retail clothing operation.

BOARD COMMITTEES

        The Board of Directors of the Company has an Audit Committee comprised of J. Clark, Chairman, C. Beaulieu, R. Durfina, M. Henricksen, and S. Gerou. Five meetings of the Committee were held during 1995. This Committee is responsible for the recommendation of the independent accounting firm to be engaged for the external audit, directing and supervising investigations into matters relating to audit functions, reviewing with independent auditors the plan and results of the external audit, the establishment and continued supervision of internal auditing procedures, reviewing the degree of independence of the auditors and reviewing the adequacy of internal accounting controls.

        The Personnel Committee is comprised of J. Lindroth (Chairman), T. King and S. Gerou, which performs functions similar to those of a compensation committee. Five meetings of this Committee were held in 1995. This Committee is responsible for recommending annually to the Board the salary of the President and CEO. This Committee additionally reviews with management the annual projected salary ranges and recommends those for Board approval. This Committee also annually reviews the written Personnel Policy and audits the employee benefit package annually.

        The Nominating Committee of the Board, comprised of T. King (Chairman),
M. Henricksen, J. Miller, L. Hulsizer, and J. Lindroth, held two meetings during the year. The Board also has an Executive Committee comprised of E. King, Chairman, M. Henricksen, and R. Ford. This Committee handles strategic planning for the Company and its subsidiaries.

BOARD ATTENDANCE

        The Board of Directors of the Company held a total of four meetings and two special meetings during 1995. No director attended less than 75 percent of the aggregate number of meetings of the Board of Directors and the Committees on which he served. There are no family relationships between or among any of the directors, nominees or executive officers of the Company, other than Ernest and Thomas King, who are father and son.

DIRECTOR COMPENSATION

        The directors of the Company each receive an annual fee of $1,250. Directors are not paid for attendance at meetings of the Board or committees on which they serve. All of the directors, except Hulsizer, also serve on the Board of Directors of First Northern, for which they are paid an annual fee of $7,200, except for the Chairman who receives an annual fee of $9,600. No compensation is paid for attendance at First Northern Board or Committee meetings. In November 1984, the Company adopted a deferred compensation plan for certain senior management employees and directors that provides for benefit payments to the participant and his or her family upon retirement or death. Among the current directors and officers, Messrs. Ernest King, John Clark, Charles Beaulieu, John Miller, and Ronald Ford are the only participants in this plan. This plan was closed to additional participants in 1986. The plan allows the deferral of director fees and compensation in return for the payment of certain defined monthly benefits payable upon termination of one's service as a director or officer of the Company. Benefits under this plan are funded by life insurance policies, with the premiums paid for by the Company. Any benefits payable under this plan are unsecured and payable out of the general assets of the Company. See Note 13 to Company Financial Statements.

        At the 1996 shareholder meeting, the Company's shareholders approved of the Company's Deferred Compensation, Deferred Stock and Current Stock Purchase Plan for Non-Employee Directors ("the Plan") to provide an opportunity for directors of the Company and its subsidiaries to defer payment of all or a part of their director fees ("Plan Fees") or to receive shares of Company stock in lieu of cash payment of Plan Fees. Each director, who participates in the Plan, must elect to have his or her Plan Fees credited quarterly to either (a) a Current Stock Purchase Account, (b) a Deferred Cash Investment Account, or
(c) a Deferred Stock Account. Plan Fees credited to a Current Stock Purchase Account are converted to shares of Company Common Stock at market value on the credit date and distributed to the director in lieu of cash payment of Plan Fees. Plan Fees credited to a Deferred Cash Investment Account are deferred for tax purposes and are credited quarterly with an appreciation factor that may not exceed the prime rate of interest charged by First Northern. Plan Fees credited to a Deferred Stock Account are also deferred for tax purposes. At the credit date, the Plan Fees are converted into "Company stock units" determined by dividing the amount of the Plan Fees credited for the quarter by the fair market value of the share of Company Common Stock on the credit date. From the credit date forward, the value of the Company stock units in the director's account is tied directly to the fair market value of Company Common Stock, including the impact of paid dividends. Upon termination of a director's service with the Company, the amount credited to his or her Deferred Cash Investment Account or Deferred Stock Account is paid out in a lump sum, or if termination occurs because of retirement, the distribution may be spread over 5 to 10 years.

EXECUTIVE COMPENSATION

        SUMMARY COMPENSATION TABLE. The following table sets forth the compensation received by Company 's Chief Executive officer and the Company's other executive officer whose annual compensation exceeded $100,000, for each of the three years ended December 31, 1995 during this period.

                                                Annual Compensation
        Name and                               --------------------        All Other
        Principal Position           Year      Salary(1)    Bonus(2)     Compensation(3)
        ------------------           ----      ---------    -------      ---------------
        Ronald G. Ford               1995      $145,000     $30,450         $29,300
        President and CEO            1994       105,000      23,800          25,550
                                     1993        95,200      18,062          11,260

        Richard B. Demers(1)         1995        84,000      16,800           7,800
        Executive Vice President     1994        80,000      16,800           8,000
                                     1993        57,741      11,798           2,887


(1) Mr. Demers served as the President and Chief Executive Officer of the Bank of Stephenson from February 1994 to October 1995.
(2) Includes amounts deferred by employees under the Company's retirement plan account pursuant to Section 401(k) of the Internal Revenue Code.

(3) The amounts disclosed in this column include: (a) the amounts contributed by the Company to the Company's retirement plan, in which substantially all employees of the Company participate (the Company made matching contributions equal to 5 percent of each employee's salary reduction contribution for calendar 1995); (b) director's fees; and (c) the dollar value of premiums paid by the Company for certain deferred compensation benefits as follows:


                                    1995      1994      1993
                                    ----      ----      ----
             Mr. Ford     (a)    $  7,250  $  5,250   $ 4,760
                          (b)      12,050    10,300     6,500
                          (c)      10,000    10,000         0

             Mr. Demers   (a)    $  4,200  $  4,000   $ 2,887
                          (b)       3,600     4,000         0

EMPLOYMENT CONTRACT

        Ronald G. Ford entered into an Employment Contract with First Northern, as President and CEO, effective July 1, 1994. This contract is for a term of three years with an automatic annual one year extension unless notice of termination is given six months before the end of the current year. This contract provides that Mr. Ford's duties, responsibilities and administrative authority, absent written agreement to the contrary, shall be as President and CEO, respectively, of the Company and First Northern. If Mr. Ford's employment is terminated following a change in control of the Company for reasons other than his death, disability or normal retirement, or for cause or by Ford without good reason, the contract provides that he will be paid 20 quarter annual payments each equal to 25% of the average of his aggregate annual base salary for the three immediately preceding years.

EMPLOYEE STOCK OPTION AND RESTRICTED STOCK PLANS

        In 1992, the Company adopted a Stock Option Plan. Participants in the Plan generally include senior officers and directors of the Company's subsidiary banks who do not participate in the First Northern's Deferred Compensation Plan. The Plan authorizes the issuance of 37,350 shares of Common Stock pursuant to the exercise of options under the Plan, all of which have been granted. The following table provides information on the exercise of stock options during 1995 by the executives listed in the Summary Compensation Table and the value of unexercised options at December 31, 1995. No options were granted by the Company during 1995.

                                                       Number of Securities                Value of
                                                            Underlying                   Unexercised
                                                           Unexercised                   In-the-Money
                                                           Options at                     Options at
                                                            12/31/95                      12/31/95(1)
                                                      -------------------------     -------------------------
                   Shares Acquired
                     On Exercise     Value Realized   Exercisable/Unexercisable     Exercisable/Unexercisable
                   ---------------   --------------   -------------------------     -------------------------
 Ronald G. Ford          0                $0                   0                              $0
 Richard B. Demers       0                $0                2,250/0                        $18,375/0

(1) Values are based on the difference between the last reported sale price of the Company's Common Stock prior to December 31, 1995 ($20.66) and the exercise prices of the options.

        In 1995, the Company adopted a Restricted Stock Plan. Senior officers and directors of the Company and its subsidiaries are eligible to participate in the Plan. The Plan permits the grant of up tp 90,000 shares of restricted stock awards which may, among other things, be conditioned on continued employment with the Company or one of its subsidiaries for a period of time. To date only one restricted stock grant has been made under the plan. As of May 1, 1996, Ronald G. Ford was awarded 1,500 shares of restricted stock subject to forfeiture restrictions which will lapse January 1, 1997.

INDEMNIFICATION MATTERS AND LIMITATION OF LIABILITY

        The Company's Articles of Incorporation and Bylaws require the Company to indemnify its directors and executive officers to the fullest extent permitted by law in connection with any actual or threatened proceedings in which such persons are a witness or which is brought against them in their capacity as a director, officer, employee, agent, or fiduciary of the Company or any entity which such persons serve at the request of the Company. The Company's Articles of Incorporation also limit the personal liability of directors for monetary damages with respect to claims by the Company or its shareholders resulting from certain negligent acts or omissions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                            CERTAIN TRANSACTIONS


        Certain directors and officers of the Company have had and are expected to have in the future, transactions with the Company's commercial bank subsidiaries, or have been directors or officers of corporations, or members of partnerships, which have had and are expected to have in the future, transactions with such banks. All such transactions with officers and directors, either directly or indirectly, have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and these transactions do not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 1996, total loans to directors, executive officers and their affiliates aggregated $9,631,513. All such future transactions, including transactions with principal shareholders and other Company affiliates, will be made in the ordinary course of business, on terms no less favorable to the Company than with other customers, and will be subject to approval by a majority of the Company's independent, outside disinterested directors.








                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                           PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information as of May 15, 1996, as to the Common Stock of the Company owned beneficially by each director, each executive named in the Summary Compensation Table above, and by all directors and executive officers of the Company as a group. Mr. Ernest D. King, listed in the table below, is the only shareholder known to the Company to have been the beneficial owner of more than five percent (5%) of the Company's outstanding Common Stock as of May 15, 1996. His mailing address is P.O. Box 216, Naubinway, Michigan 49762.




                                                        Shared
                                  Sole Voting         Voting and                    Percent of Class (2)
                                and Investment        Investment        ----------------------------------------------
                                   Power(1)            Power(1)         Prior to Offering        After the Offering(3)
                                --------------        ----------        -----------------        ---------------------
 Charles B. Beaulieu               1,670.67           12,306.15             0.65%                      0.55%
 John B. Clark                    25,194.00                  --             1.17%                      0.99%
 C. Ronald Dufina                  4,983.66            1,990.17             0.32%                      0.27%
 Ronald G. Ford                    4,379.04           15,776.85(4)          0.94%                      0.79%
 Stanley Gerou                                        32,579.01             1.52%                      1.28%
 Michael Henricksen                                   46,304.79             2.15%                      1.82%
 Loren Hulsizer                                       36,150.00             1.68%                      1.42%
 Ernest D. King                                      195,228.00             9.08%                      7.66%
 Thomas G. King                                       22,195.11             1.03%                      0.87%
 John Lindroth                                        15,682.08             0.73%                      0.61%
 John P. Miller                                       35,232.21             1.64%                      1.38%
 Richard B. Demers                 4,029.81                  --(4)          0.19%                      0.16%
 All Directors and
 Executive
 Officers as a group (15          45,165.69          415,952.37            21.44%                     18.08%
 Persons)



(1) Includes shares with respect to which executive officers and directors have the right to acquire beneficial ownership under stock options exercisable in 60 days. At May 15, 1996, there were a total of 29,550 such shares.
(2)  Calculated on the basis of the amount of shares outstanding as of March
     31, 1996 plus 29,550 shares acquirable upon exercise of options described in the preceding footnote.
(3) Does not include shares that may be acquired in the Offering and assumes the sale of 400,000 shares.
(4) Messrs. Ford and Demers, together with two other officers of the Company, share voting and investment power with respect to 14,764.29 shares. These shares are included in the shares shown as owned by Mr. Ford

                        DESCRIPTION OF CAPITAL STOCK

        The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, which are filed as an exhibit to the Registration Statement of which this Prospectus forms a part and are incorporated herein by reference.

        Under its Articles of Incorporation, as amended, the Company's authorized capital stock consists of 500,000 shares of Preferred Stock, no par value ("Preferred Stock"), none of which is outstanding, and 6,000,000 shares of Common Stock, of which 2,120,778 shares are outstanding and held of record by approximately 1,220 persons as of the date of this Prospectus.

PREFERRED STOCK

        The Board of Directors of the Company is authorized to issue Preferred Stock in one or more series, from time to time, and to fix the particular designations and terms thereof, including voting rights, dividend rates, redemption rights, liquidation value, conversion rights and other matters, without further approval of the Company's shareholders. The issuance of such Preferred Stock could adversely affect the holders of Common Stock. No series of Preferred Stock has been authorized or is presently contemplated.

COMMON STOCK

        Subject to the rights of the holders of Preferred Stock then outstanding, if any, all voting rights are vested in the holders of shares of Common Stock, with each share entitling the holder to one vote. The shares of Common Stock do not have cumulative voting rights, and holders have no preemptive right to subscribe for additional securities issuable by the Company.

        In the event of the liquidation of the Company, the holders of Common Stock are entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them after satisfaction of the liquidation preferences of any outstanding Preferred Stock. Subject to any prior rights of the holders of Preferred Stock then outstanding, holders of the Company's Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available for that purpose. The outstanding shares of Common Stock are, and the shares issuable by the Company in this Offering will be, fully paid and nonassessable.


        The Registrar and Transfer Company of Cranford, New Jersey, serves as transfer agent of the Company's Common Stock.


        The Board of Directors of the Company believes that the availability for issuance of a substantial number of shares of the Company's Common Stock at the discretion of the Board of Directors is advisable to provide the Company with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of the Company's Common Stock, except for (i) the shares of Company Common Stock offered hereby and (ii) shares of the Company's Common Stock presently reserved for issuance under the Company's Stock Option, Restricted Stock and Dividend Reinvestment Plans.

        Uncommitted authorized but unissued shares of the Company's Common Stock may be issued from time to time to such persons and for such consideration as the Board of Directors of the Company may determine and holders of the then outstanding shares of Company Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law and the judgment of the Board of Directors of the Company regarding the submission of such issuance to the Company's stockholders. As noted, the Company's stockholders have no preemptive rights to subscribe to newly issued shares.

        Moreover, it is possible that additional shares of the Company's Common Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in the Company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of the Company. Under such circumstances, the availability of authorized and unissued shares of the Company's capital stock may make it more difficult for stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the Board of Directors of the Company in opposing such an attempt by a third party to gain control of the Company. The issuance of new shares of the Company's capital stock could also be used to dilute ownership of a person or entity seeking to obtain control of the Company. Although the Company does not currently contemplate taking any such action, shares of the Company's capital stock could be issued for the purposes and effects described above and the Board of Directors reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

ANTI-TAKEOVER PROVISIONS

        In addition to the utilization of authorized but unissued shares as described above, the Company's Articles of Incorporation and the Michigan Business Corporation Act ("MBCA") contain other provisions which could be utilized by the Company to impede certain efforts to acquire control of the Company. Those provisions include the following:

        ANTI-TAKEOVER LEGISLATION. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act").

        The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights.
The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

        The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

        The Control Share Act applies only to an "issuing public corporation." The Company falls within the statutory definition of an "issuing public corporation." The Control Share Act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. The Company has not "opted out" of the Control Share Act.

        FAIR PRICE ACT. Certain provisions of the MBCA (the "Fair Price Act") establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the Company is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

        The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

        CLASSIFIED BOARD. The Board of Directors of the Company is classified into three classes, with each class serving a staggered, three-year term. Classification of the Board could have the effect of extending the time during which the existing Board of Directors could control the operating policies of the Company even though opposed by the holders of a majority of the outstanding shares of the Company's Common Stock.

        Under the Company's Articles, all nominations for directors by a stockholder must be delivered to the Company in writing at least 60 days prior to the annual meeting of the shareholders. A nomination that is not received prior to this deadline will not be placed on the ballot. The Board believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the Board of Directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

        The Company's Articles provide that any one or more directors may be removed at any time, with or without cause, but only by either (i) the affirmative vote of a majority of "Continuing Directors" and at least 80% of the directors; or (ii) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. A "Continuing Director" is generally defined in the Articles as any member of the Board who is unaffiliated with any "interested shareholder" (generally, an owner of 10% or more of the Company's outstanding voting shares) and was a member of the Board prior to the time an interested shareholder became an interested shareholder, and any successor of a Continuing Director who is unaffiliated with an interested shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

        Any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors, acting by an affirmative vote of a majority of the Continuing Directors and an 80% majority of all of the directors then in office, although less than a quorum. Any directors so chosen shall hold office until the next annual meeting of shareholders at which directors are elected to the class to which such a director was named and until their respective successors shall be duly elected and qualified or their resignation or removal. No decrease in the number of directors may shorten the term of any incumbent director.

        NOTICE OF SHAREHOLDER PROPOSALS. Under the Company's Articles, the only business that may be conducted at an annual meeting of shareholders is business that has been brought before the meeting by or at the direction of the majority of the directors or by a shareholders of the Company (a) who provides timely notice of the proposal in writing to the secretary of the Company and the proposal is a proper subject for action by shareholders under Michigan law or (b) whose proposal is included in the Company's proxy materials in compliance with all the requirements set forth in the applicable rules and regulations of the Securities & Exchange Commission. To be timely, a shareholder's notice of proposal must be delivered to, or mailed to and received at the principal executive offices of the Company not less than thirty
(30) days prior to the date of the originally scheduled meeting regardless of any postponements, deferrals or adjournments of that meeting to a later date. The shareholder's notice of proposal must set forth in writing each matter the shareholder proposes to bring before the meeting including: the name and address of the shareholder submitting the proposal, as it appears on the Company's books and records; a representation that the shareholder (i) is a holder of record of stock of the Company entitled to vote at the meeting, (ii) will continue to hold to such stock through the date on which the meeting is held, and (iii) intends to vote in person or by proxy at the meeting and to submit the proposal for shareholder vote; a brief description of the proposal desired to be submitted to the meeting for shareholder vote and the reasons for conducting such business at the meeting; and the description of any financial or other interest of the shareholder in the proposal. This procedure may limit to some degree the ability of shareholders to initiate discussions at annual shareholders meetings. It may also preclude the conducting of business at a particular meeting if the proposed notice procedures have not been followed.

        AMENDMENT OR REPEAL OF CERTAIN PROVISIONS OF THE ARTICLES. Under Michigan law, the Board of Directors needs not adopt a resolution setting forth an amendment to the Articles of Incorporation before the shareholders may vote on it. Unless the Articles of Incorporation provide otherwise, amendments of the Articles of Incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series, or the par value of such shares, or would adversely affect the rights, powers, or preferences of such class or series, a majority of the outstanding stock of such class or series also would be required to approve the amendment.

        The Company's Articles require that in order to amend, repeal or adopt any provision inconsistent with Article VII relating to the Board of Directors or Article VIII relating to shareholder proposals, the affirmative vote of at least 80% of the issued and outstanding shares of the Company's capital stock entitled to vote in the election of directors, voting as a single class; provided, however, that such amendment or repeal or inconsistent provision may be made by a majority vote of such shareholders at any meeting of the shareholders duly called and held where such amendment has been recommended for approval by at least 80% of all directors then holding office and by a majority of the "continuing directors." These amendment provisions could render it more difficult to remove management or for a person seeking to effect a merger or otherwise gain control of the Company. These amendment requirements could, thus, adversely affect the potential realizable value of shareholders' investments.

        BOARD EVALUATION OF CERTAIN OFFERS Article X of the Company's Articles provides that the Board of Directors shall not approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any Company Common Stock, to merge or consolidate the Company with any other entity, or to purchase or acquire all or substantially all of Company's assets, unless and until the Board has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company. In doing so, the Board may rely on an opinion of legal counsel who is independent from the offeror, and/or any test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

        In making its determination, the Board must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by the Company and/or its shareholders, considering historical trading prices of the Company's Common Stock, the price that could be achieved in a negotiated sale of the Company as a whole, past offers, and the future prospects of the Company; (ii) the potential social and economic impact of the proposed transaction on the Company, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located; (iv) the business and financial condition and earnings prospects of the proposed acquiring person or entity; and (v) the competence, experience and integrity of the proposed acquiring person or entity and its or their management.

        In order to amend, repeal, or adopt any provision that is inconsistent with Article X, at least 80% of the shareholders, voting together as a single class, must approve the change, unless the change has been recommended for approval by at least 80% of the directors, in which case a majority of the voting stock could approve the action.

                                LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan.

                                   EXPERTS

        The consolidated financial statements of the Company as of and for the year ended December 31, 1995, included in this Prospectus, have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, as indicated in their report thereon included herein. The financial statements of the Company included herein and audited by Crowe, Chizek and Company LLP have been included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of the Company as of December 31, 1994, and for each of the two years in the period ended December 31, 1994, included herein have been audited by Schneider, Larche, Haapala & Co., independent certified public accountants, as indicated in their report thereon, which is included herein. The financial statements of the Company included herein and audited by Schneider, Larche, Haapala & Co. have been included herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

        The financial statements of the South Range State Bank as of and for the year ended December 31, 1995, included in this Prospectus, have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, as indicated in their report thereon included herein. The financial statements of the South Range State Bank for such period, included herein and audited by Crowe, Chizek and Company LLP have been included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.













                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
            FIRST MANISTIQUE CORPORATION AND SOUTH RANGE STATE BANK


        The following unaudited pro forma condensed consolidated balance sheet as of December 31, 1995, and the pro forma condensed consolidated statement of income for the year ended December 31, 1995, give effect to the acquisition of South Range State Bank ("South Range Bank") based on the historical consolidated financial statements of the Company and South Range Bank and their subsidiaries under the assumptions and adjustments set forth below and in the accompanying notes to the pro forma financial statements.

        The acquisition of South Range Bank was accounted for as a purchase transaction and, therefore, is included in the pro forma condensed consolidated balance sheet as of December 31, 1995, as if the transaction had become effective on such date, and in the pro forma condensed consolidated statement of income for the year ended December 31, 1995, as if the transaction had become effective at the beginning of the year, giving effect to the pro forma adjustments described therein. The purchase accounting adjustments reflected in the pro forma financial statements are based on management estimates of the fair value of South Range Bank assets and liabilities.

        The pro forma financial statements have been prepared by the management of the Company. These pro forma financial statements may not be indicative of the results that actually would have occurred if the acquisition of South Range Bank had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and South Range.













                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                          FIRST MANISTIQUE CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1995
                             (Amounts in thousands)


                                                 First          South
                                            Manistique          Range        Acquisition           Pro Forma
                                           Corporation     State Bank        Adjustments        Consolidated
                                           -----------     ----------        -----------        ------------
 ASSETS
 ------
   Cash and due from banks                 $   10,492      $   1,542                            $    12,034
   Federal funds sold                           4,000            700                                  4,700
                                           ----------      ---------                            -----------
     Total cash and cash equivalent            14,492          2,242                                 16,734

   Interest-bearing deposits
      with banks                                1,678          1,187                                  2,865
   Securities available for sale               26,220          3,827                                 30,047
   Securities held to maturity                    835             --                                    835
   Investment in subsidiary                                                 $ 4,310  (a)
                                                                             (4,310) (c)
   Loans receivable (net)                     218,370         26,740                                245,110
   Premises and equipment (net)                11,788            863            126  (b)             13,210
                                                                                433  (b)
   Acquisition intangibles                      4,261             --            576  (b)              5,934
                                                                              1,097  (b)
   Other assets                                 5,147            764             --                   3,528
                                           ----------      ---------        -------             -----------
       Total assets                        $  282,791      $  35,623        $ 2,232             $   320,646
                                           ==========      =========        =======             ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
   Deposits                                $  244,407      $  32,607                            $   277,014
   Securities sold under agreement
      to repurchase                               700             --                                    700
   Other borrowings                            10,088             --        $ 1,947  (a)             12,035
   Installment notes                               --             --          2,363  (a)              2,363
   Accrued expenses and other
      liabilities                               2,590            553            385  (b)              3,528
                                           ----------      ---------        -------             -----------
       Total liabilities                      257,785         33,160          4,695                 295,640

   Common stock                                13,195            390           (390) (c)             13,195
   Additional paid in capital                      --          1,150         (1,150) (c)
   Retained earnings                           11,831            876           (876) (c)             11,831
                                                                              1,847  (b)
                                                                             (1,847) (c)
   Net unrealized loss on securities
     Available for sale net of tax                (20)            47            (47) (c)                (20)
                                           ----------      ---------        -------             -----------
     Total shareholders' equity                25,006          2,463         (2,463)                 25,006
                                           ----------      ---------        -------             -----------
      Total liabilities and
        Shareholders' equity               $  282,791      $  35,623        $ 2,232             $   320,646
                                           ==========      =========        =======             ===========

                          FIRST MANISTIQUE CORPORATION
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      For the year ended December 31, 1995
             (Amounts in thousands except share and per share data)


                                                                   First        South
                                                              Manistique        Range        Acquisition           Pro Forma
                                                             Corporation   State Bank        Adjustments        Consolidated
                                                             -----------   ----------        -----------        ------------
 Interest Income
   Loans                                                     $    19,966   $    2,504                           $    22,470
   Interest on investment securities                               1,527          224                                 1,751
   Other interest and dividend income                                607          162                                   769
                                                             -----------   ----------                           -----------
     Total interest income                                        22,100        2,890                                24,990

 Interest Expense
   Interest on deposits                                            9,136        1,156                                10,292
   Other interest expense                                            425           --           161  (g)
                                                                      --           --           123  (g)                709
                                                             -----------   ----------           ---             -----------
     Total interest expense                                        9,561        1,156           284                  11,001

 Net interest income                                              12,539        1,734          (284)                 13,989
   Provision for loan losses                                         771           40                                   811
                                                              ----------   ----------         -----             -----------
 Net interest income after provision
    for loan losses                                               11,768        1,694                                13,178

 Non-interest income                                               1,354          214                                 1,568

 Non-interest expense                                              9,368        1,563             3  (d)             11,076
                                                                                                 69  (e)
                                                                      --           --            73  (f)                 --
                                                             -----------   ----------         -----             -----------
 Income before income tax                                          3,754          345          (429)                  3,670
   Income tax expense                                              1,084           84          (121) (h)              1,047
                                                             -----------   ----------        ------             -----------
 Net Income                                                  $     2,670   $      261        $  308             $     2,623
                                                             ===========   ==========        ======             ===========
 Net income per share                                        $      1.27                                        $      1.25
                                                             ===========                                        ===========
 Weighted average number of shares
    outstanding                                                2,099,880                                          2,099,880


NOTES TO THE PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

General:

The pro forma financial statements reflect the merger of South Range State Bank into First Manistique Corporation assuming the use of the purchase method of accounting. The purchase price for South Range is calculated assuming that cash paid to South Range State Bank shareholders is provided by a draw on a line of credit from Associated Bank at an interest rate of 8.25% (prime rate). The purchase price is calculated as follows:

         Cash paid:
         ($66.31 x 15,271 shares and $221.04 x 4,229 shares)                                  $  1,947
         Installment Notes Issued:
          ($154.73 x 15,271 shares)                                                              2,363
                                                                                              --------
         Total purchase price                                                                 $  4,310
                                                                                              ========

(a) To record the purchase of South Range shares, the draw on the line of credit from Associated Bank, and to record the installment notes issued.

(b) To adjust the assets and liabilities of South Range to fair value and allocate the excess of purchase price over fair value of assets and liabilities acquired. The market adjustments are based on current market information as of December 31, 1995. The following table sets forth the estimated purchase accounting adjustments as of December 31, 1995:

                                                                                          DEBIT/(CREDIT)
                                                                                          -------------
    Premises and equipment                                                                  $  126
    Land                                                                                       433
    Core deposit intangible                                                                    576
    Goodwill                                                                                 1,097
    Deferred tax liability arising from
    purchase accounting adjustments                                                           (385)

(c) To eliminate the investment in South Range State Bank

(d) Amortization of the premises market value adjustment over 40 years straight-line

(e) Amortization of core deposit intangible over 10 years using an accelerated method

(f) Amortization of goodwill over 15 years straight-line

(g) Interest expense on the installment notes assuming a 5.20% interest rate based on the terms of the notes and interest expense of the line of credit from Associated Bank assuming an interest rate of 8.25% (prime rate)

(h) The tax rate assumed for the pro forma adjustments is 34% and is not applied to goodwill in accordance with SFAS No. 109.

                          FIRST MANISTIQUE CORPORATION


                              Manistique, Michigan


                       CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995





                                    CONTENTS



REPORTS OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-2 & F-2A


CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

         CONSOLIDATED STATEMENTS OF INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5

         CONSOLIDATED STATEMENTS OF CASH FLOWS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
First Manistique Corporation
Manistique, Michigan


We have audited the accompanying consolidated balance sheet of First Manistique Corporation as of December 31, 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Manistique Corporation as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 were audited by other auditors whose report dated March 10, 1995, expressed an unqualified opinion on those statements and noted that the Corporation changed its method of accounting for securities in 1994.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Manistique Corporation as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Corporation changed its method of accounting for impaired loans in 1995 to conform to new accounting guidance.



                                        Crowe, Chizek and Company LLP
Grand Rapids, Michigan
February 9, 1996





- --------------------------------------------------------------------------------

                                 March 10, 1995


To the Shareholders and
  Board of Directors
First Manistique Corporation
Manistique, Michigan

                          INDEPENDENT AUDITORS' REPORT


         We have audited the accompanying consolidated balance sheets of First Manistique Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Manistique Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of its operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the financial statements, the Corporation changed its method of accounting for investment securities effective January 1, 1994 to conform with Statement of Financial Accounting Standards No. 115.


                                        Schneider, Larche, Haapala & Company
                                        Escanaba, Michigan





                                      F-2A

                          FIRST MANISTIQUE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1994
- --------------------------------------------------------------------------------

                                                                                       1995                1994
                                                                                       ----                ----
ASSETS
         Cash and due from banks                                                     $ 10,492,357        $ 10,219,409
         Federal funds sold                                                             4,000,000           4,100,000
                                                                                     ------------        ------------
             Total cash and cash equivalents                                           14,492,357          14,319,409

         Interest-bearing deposits with banks                                           1,678,080           2,421,909
         Securities available for sale (Note 4)                                        26,220,378          21,929,198
         Securities held to maturity (fair value of
           $836,753 in 1995 and $13,198,295 in 1994) (Note 4)                             835,049          13,865,925

         Loans (Note 5)                                                               221,507,410         183,168,825
         Allowance for loan losses (Note 6)                                           (3,137,315)         (2,349,957)
                                                                                     ------------        ------------
             Net loans                                                                218,370,095         180,818,868

         Bank premises and equipment - net (Note 7)                                    11,787,365           9,802,577
         Accrued interest receivable                                                    2,194,968           1,859,121
         Acquisition intangibles (Notes 3 and 8)                                        4,261,255           4,234,048
         Other assets                                                                   2,951,827           3,847,569
                                                                                     ------------        ------------
                                                                                     $282,791,374        $253,098,624
                                                                                     ============        ============
LIABILITIES AND SHAREHOLDERS' EQUITY
         Deposits
             Noninterest-bearing                                                     $ 27,674,414        $ 24,272,032
             Interest-bearing (Note 9)                                                216,732,281         199,163,534
                                                                                     ------------        ------------
                                                                                      244,406,695         223,435,566

         Securities sold under agreement to repurchase                                    700,000             700,000
         Other borrowings (Note 10)                                                    10,087,735           3,552,531
         Accrued interest payable                                                       1,418,547           1,069,793
         Other liabilities (Note 13)                                                    1,171,520           1,857,307
                                                                                     ------------        ------------
                                                                                      257,784,497         230,615,197
Commitments and contingencies (Note 12 and 16)

Shareholders' equity (Notes 15 and 20)
         Preferred stock, no par value, 25,000 shares
           authorized; none outstanding
         Common stock, no par value, 2,000,000 shares
           authorized; outstanding:  702,299 in 1995 and
           699,024 in 1994                                                             13,195,269          13,037,296
         Retained earnings                                                             11,831,455          10,014,844
         Net unrealized loss on securities available for sale,
           net of tax of $9,081 and $297,108 in 1995 and 1994,
           respectively
                                                                                         (19,847)           (568,713)
                                                                                     ------------        ------------
                                                                                       25,006,877          22,483,427
                                                                                     ------------        ------------

                                                                                     $282,791,374        $253,098,624
                                                                                     ============        ============


- --------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          FIRST MANISTIQUE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1995, 1994 and 1993

- --------------------------------------------------------------------------------

                                                                     1995               1994               1993
                                                                     ----               ----               ----
Interest income
         Loans, including fees                                     $ 19,966,340       $11,667,088       $6,788,026
         Securities:
             Taxable                                                  1,397,953         1,625,314          856,378
             Exempt from federal taxation                               128,776           284,881          169,170
         Other                                                          606,906           221,266          128,599
                                                                   ------------       -----------       ----------
                                                                     22,099,975        13,798,549        7,942,173
Interest expense
         Deposits                                                     9,136,243         5,748,404        3,437,055
         Other borrowed funds and
         securities sold under agreements
           to repurchase                                                425,105           304,997          106,074
                                                                   ------------       -----------       ----------
                                                                      9,561,348         6,053,401        3,543,129
                                                                   ------------       -----------       ----------

NET INTEREST INCOME                                                  12,538,627         7,745,148        4,399,044

Provision for loan losses (Note 6)                                      771,000           330,000          125,000
                                                                   ------------       -----------       ----------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                    11,767,627         7,415,148        4,274,044

Noninterest income
         Service charges on deposit accounts                            562,806           406,262          262,355
         Late charges and collection fees                               108,711            84,042           58,396
         Loan sales and servicing                                        40,370            34,091           30,873
         Securities gains (losses) (Note 4)                            (19,083)            75,438          175,372
         Other                                                          661,290           512,464          442,765
                                                                   ------------       -----------       ----------
                                                                      1,354,094         1,112,297          969,761
Noninterest expense
         Salaries and employee benefits
           (Notes 13 and 14)                                          4,049,844         2,488,694        1,547,161
         Furniture and equipment expense                                904,189           603,010          345,942
         Occupancy expense                                              705,551           409,813          251,107
         Other (Note 18)                                              3,707,929         2,600,386        1,570,478
                                                                   ------------       -----------       ----------
                                                                      9,367,513         6,101,903        3,714,688
                                                                   ------------       -----------       ----------

INCOME BEFORE INCOME TAX                                              3,754,208         2,425,542        1,529,117

Provision for income tax (Note 11)                                    1,083,893           458,000          260,174
                                                                   ------------       -----------       ----------
INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                                                2,670,315         1,967,542        1,268,943

Cumulative effect of change in
  accounting for income taxes (Note 11)                                                                     13,002
                                                                                                        ----------

NET INCOME                                                         $  2,670,315       $ 1,967,542       $1,281,945
                                                                   ============       ===========       ==========
Earnings per share (Note 2)
  Income before cumulative effect
     of accounting change                                          $       1.27       $     1 .14       $     1.04
  Cumulative effect of accounting change                                                                       .01
                                                                                                        ----------
  Net income                                                       $       1.27       $      1.14       $     1.05
                                                                   ============       ===========       ==========
  Average common shares outstanding(Notes 2 & 21)                     2,099,880         1,727,130        1,224,000
                                                                   ============       ===========       ==========

- --------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          FIRST MANISTIQUE CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------

                                                                                                   Net Unrealized
                                                                                                     Gain (Loss)
                                            Shares of                                               on Securities
                                             Common        Common            Retained                 Available
                                              Stock         Stock            Earnings                 for Sale            Total
                                           -----------  -------------        --------              ----------------     ---------
 Balance at January 1, 1993                    408,000  $ 1,546,565         $  7,713,332                             $  9,259,897

 Net income                                                                    1,281,945                                1,281,945
 Cash dividends - ($.49 per share)                                              (598,400)                                (598,400)
                                               -------  -----------          -----------                             ------------

 Balance at December 31, 1993                  408,000    1,546,565            8,396,877                                9,943,442
 Effect of initial application of
     SFAS No. 115 at January 1,
 1994,  net of tax of ($51,553)                                                                    $      100,075         100,075
 Net income                                                                    1,967,542                                1,967,542
 Shares issued in the acquisition
     of the Bank of Stephenson                 175,779    6,591,712                                                     6,591,712
 Issuance of common stock                      115,545    4,911,284                                                     4,911,284
 Cash dividends - ($.20 per share)                                              (349,575)                                (349,575)
 Purchase of outstanding shares                   (300)     (12,265)
                                                                                                                          (12,265)
 Changes in unrealized gain (loss)
     on securities available for
     sale, net of tax of $348,661                                                                        (668,788)       (668,788)
                                               -------  -----------          -----------           --------------    ------------
 Balance at December 31, 1994                  669,024   13,037,296           10,014,844                 (568,713)     22,483,427
 Net income                                                                    2,670,315                                2,670,315
 Cash dividends - ($.41 per share)                                              (853,704)                                (853,704)
 Issuance of common stock                        3,275      157,973                                                       157,973
 Change in unrealized loss on
     securities available for sale,
     net of tax of ($288,027)                                                                             548,866         548,866
                                               -------  -----------          -----------           --------------    ------------

 Balance at December 31, 1995                  702,299  $13,195,269          $11,831,455           $      (19,847)   $ 25,006,877
                                               =======  ===========          ===========           ==============    ============


- --------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          FIRST MANISTIQUE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------

                                                                     1995                1994                 1993
                                                                     ----                ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                               $   2,670,315       $   1,967,542       $   1,281,945
         Adjustments to reconcile net income
           to net cash from operating activities
             Provision for loan losses                                  771,000             330,000             125,000
             Deferred taxes                                             325,650            (169,301)            (25,186)
             Depreciation                                               816,720             565,075             311,802
             Amortization                                               640,365             374,991              85,211
             Proceeds from sale of mortgage loans                     3,307,457           2,773,213           1,971,316
             Origination of mortgage loans for sale                  (3,275,010)         (2,742,021)         (1,939,000)
             Effect of change in accounting for
               income taxes                                                                                     (13,002)
             (Gains) losses on sale
                 Loans held for sale                                    (32,447)            (31,192)            (32,316)
                 Securities                                              19,083             (75,438)           (175,372)
                 Premises and equipment                                 (29,050)            (19,584)             (7,752)
                 Other real estate                                       (1,000)              2,441
             Changes in assets and liabilities
                 Interest receivable and other assets                   568,322            (922,632)           (666,549)
                 Interest payable and other liabilities                (662,220)            558,073            (102,056)
                                                                  -------------       -------------       -------------
                     Net cash from operating
                       activities                                     5,119,185           2,611,167             814,041

CASH FLOWS FROM INVESTING ACTIVITIES
         Net change in interest-bearing deposits
           with banks                                                   743,829          (2,226,909)            280,000
         Purchase of securities available for sale                   (6,114,932)         (4,563,979)
         Purchase of securities held to maturity                       (500,000)         (7,677,780)
         Securities purchased                                                                               (22,266,140)
         Proceeds from sales of securities                                                                   25,380,822
         Proceeds from sale of securities
           available for sale                                        10,821,380           9,199,024
         Proceeds from maturing securities                                                                      907,790
         Proceeds from maturities, calls, or
           paydowns of securities available for sale                  3,702,740           6,391,486
         Proceeds from maturity and calls of
           securities held to maturity                                1,495,677           1,301,563
         Net increase in loans                                      (38,338,850)        (60,287,160)        (14,148,678)
         Purchase of other assets                                                        (2,490,000)
         Proceeds from sale of premises
           and equipment                                                153,976             (33,267)             49,158
         Purchase of premises and equipment                          (2,811,612)         (4,632,129)         (1,277,292)
         Proceeds from sale of other real estate                         20,000              92,196
         Net cash provided from acquisitions                          8,006,430           2,915,646
                                                                  -------------       -------------
             Net cash from investing activities                     (22,821,362)        (62,011,309)        (11,074,340)

- --------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                          FIRST MANISTIQUE CORPORATION

                  Years ended December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------

                                                                    1995                  1994                 1993
                                                                    ----                  ----                 ----
CASH FLOWS FROM FINANCING ACTIVITIES
         Net increase in deposits                                 $12,035,652         $ 61,085,578         $9,460,829
         Proceeds from notes payable                                6,634,125            1,315,875            250,000
         Payment on notes payable                                     (98,921)             (20,344)            (7,000)
         Proceeds from issuance of common stock                       157,973            4,911,284
         Repurchase of common stock                                                        (12,265)
         Payment of dividends                                        (853,704)            (542,697)          (405,280)
                                                                  -----------         ------------         ----------
             Net cash from investing activities                    17,875,125           66,737,431          9,298,549
                                                                  -----------         ------------         ----------

Net increase (decrease) in cash and cash
  equivalents                                                         172,948            7,337,289           (961,750)

Cash and cash equivalents at
  beginning of year                                                14,319,409            6,982,120          7,943,870
                                                                  -----------         ------------         ----------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                                     $14,492,357         $ 14,319,409         $6,982,120
                                                                  ===========         ============         ==========

Supplemental disclosures of cash flow
  information
         Cash paid during the period for
             Interest                                             $ 9,212,594         $  5,783,912         $4,092,493
             Income taxes                                           1,397,394              521,000            300,860

Supplemental disclosure of noncash investing
  activities
         Transfer from securities held to maturity
           to securities available for sale (Note 2)               11,944,338
         Transfer of foreclosures from loans
           to other real estate owned                                  16,623
         Fair value of shares exchanged for Bank
           acquisition                                                                   6,591,712

Assets and liabilities acquired in acquisitions
  (Note 3)
         Premises and equipment                                       439,310            1,360,778
         Acquisitions intangibles                                     514,902            4,175,000
         Other assets and accrued interest receivable                  11,994              647,775
         Loans, net                                                         0           34,633,411
         Investment securities                                              0           24,846,498
         Deposits                                                  (8,935,477)         (59,332,539)
         Other liabilities and accrued
           interest payable                                           (37,159)          (2,654,857)

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS

The consolidated financial statements include the accounts of First Manistique Corporation ("Corporation") and its wholly-owned subsidiaries, First Northern Bank & Trust, Rural Relending, and other minor subsidiaries, after elimination of intercompany transactions and accounts. The Corporation is engaged in the business of commercial and retail banking, with operations conducted throughout Michigan's Upper Peninsula. In addition, a significant portion of its commercial loan portfolio consists of leases to commercial government entities which are secured by equipment and vehicles. These leases are disbursed geographically throughout the country.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The primary estimates incorporated into the Corporation's financial statements which are susceptible to change in the near term include the allowance for loan losses, fair values of certain financial instruments, the accrued liability associated with the deferred compensation plan, and the carrying value of impaired loans.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold. The Corporation reports net cash flows for interest-bearing deposits with banks, loans and deposit transactions.

Securities: Securities available for sale consist of those securities not classified as trading or held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). As required by SFAS No. 115, securities classified as available for sale on and after January 1,1994 are reported at their fair value and the related net unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity until realized. Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at amortized cost.

In November 1995, the Financial Accounting Standards Board issued its Special Report, A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities (Guide). As permitted by the Guide, on December 8, 1995, the Corporation made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio in order to increase management's ability to manage liquidity requirements and interest rate risk. At the date of transfer, these securities had an amortized cost of $11,944,338, fair value of $11,876,979, gross unrealized gains of $522 and gross unrealized losses of $67,881. The transfer increased the unrealized loss on securities available for sale in stockholders' equity by approximately $44,000, net of tax.

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities are determined using the specific identification method.

Loans: Loans for which management has the intent and the Corporation has the ability to hold for the foreseeable future or payoff are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees, costs and discounts. Loans for which management does not have the intent to hold until payoff are stated at the lower of cost or fair value and recorded as loans held for sale.

Allowance for Loan Losses: Because some loans are not repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. The estimates may change depending on changes in economic conditions, the interest rate environment or specific situations of individual borrowers. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that may occur. A problem loan is charged-off by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), and later amended by SFAS No. 118. These Standards, adopted by the Corporation at January 1, 1995, require that impaired loans, as defined, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Under these standards, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to increase, such increase is reported as additional provision for loan losses. The effect of adopting SFAS Nos. 114 and 118 did not have a significant impact on the consolidated financial position or results of operations of the Corporation.

Smaller-balance homogeneous loans are residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans and are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. Management uses the Corporation's normal credit analysis information, including delinquency reports, non-accrual listings and the watch list, to identify loans which should be evaluated for impairment. A loan is considered impaired when management concludes it is probable that the borrower will not remit payments in accordance with the terms of the agreement. Loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual, past due, trouble debt restructurings and nonperforming asset disclosures.

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral on a present value basis, or the present value of estimated future cash flows. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as reductions or increases in the provision for loan losses.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell.

Premises and Equipment: The Corporation's premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 12 years.

Acquisition Intangibles: The Corporation's intangible assets include the value of ongoing customer relationships (core deposits) and the excess of cost over the fair value of net assets acquired (goodwill) arising from the purchase of a financial institution and the acquisition of certain assets and the assumption of certain liabilities of other financial institutions. Core deposit intangibles are amortized to income over a ten-year period on an accelerated basis and goodwill is amortized on a straight-line basis over a fifteen-year period.

Federal Income Taxes: Effective January 1, 1993, the Corporation adopted SFAS No. 109, Accounting for Income Taxes. The Corporation records income tax expense based on the amount of taxes due on its income tax return plus deferred taxes computed based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The effect of the adoption of SFAS No. 109, as of January 1, 1993, is shown as the cumulative effect of a change in accounting principle in the 1993 consolidated statement of income. Apart from the cumulative effect adjustment, the impact of the change on net income for 1993 was not material.

The Corporation and its subsidiaries file a consolidated federal income tax return on a calendar year basis.


- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Information: Earnings per share is calculated on the weighted average number of common shares outstanding during the year, retroactively adjusted to give effect to all stock splits and stock dividends. Other per share information has also been retroactively adjusted for all stock splits and stock dividends.

Issued But Not Yet Adopted Accounting Standards: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS No. 121). This Statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and establishes criteria for evaluating recoverability. The Statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, with certain exceptions. The Statement is effective for fiscal years beginning after December 15, 1995. Management does not expect the Statement to have a material impact on the consolidated financial condition or results of operations of the Corporation.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122). This Statement changes the accounting for mortgage servicing rights retained by the loan originator. Under the Statement, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under current practice, all such costs are assigned to the loan. The costs allocated to mortgage servicing rights will be recorded as a separate asset and amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights will be periodically evaluated for impairment. Impairment will be recognized using the fair value of individual stratum of servicing rights based on the underlying risk characteristics of the serviced loan portfolio, compared to an aggregate portfolio approach under existing accounting guidance. Based on the Corporation's historical levels of mortgage originations for sale in the secondary market, management anticipates that the impact of SFAS 122 on the Corporation's financial position and results of operations will not be material.




- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS No.
123). The Statement establishes a "fair value-based method" of accounting for employee stock options and similar equity instruments, such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No. 123. Corporations that elect to remain with the former method of accounting must make pro forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 has been adopted. The accounting requirements of the Statement are required for transactions entered into in fiscal years that begin after December 15, 1995, although early adoption is permitted. Management has concluded that the Corporation will not adopt the fair value accounting provisions of SFAS No. 123 and will continue to apply its current method of accounting. Accordingly, adoption of SFAS No. 123 will have no impact on the Corporation's consolidated financial condition or results of operations.

Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.












- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 3 - ACQUISITIONS

Since early 1994, the Corporation has completed four acquisitions which have resulted in significant asset and earnings growth. The acquisitions have or will be accounted for under the purchase method of accounting. Accordingly, for those completed before December 31, 1995, the assets, liabilities, and results of operations are included in the Corporation's consolidated financial statements as of, and subsequent to, the acquisition date. The acquisition of South Range State Bank occurred on January 31, 1996 and is not reflected in the accompanying consolidated financial statements. Following is a summary of the acquisitions. Additional information regarding assets acquired and liabilities assumed is presented supplementally on the accompanying consolidated statements of cash flows.

                                                                                             Assets
                                                                                           Acquired          Resulting
           Date of                                                       Acquisition       (excludes        Acquisition
       Acquisition              Transaction                                   Cost        Intangibles)      Intangibles
       -----------              -----------                              ---------------  ------------      -----------
                                                                                       (dollars in thousands)
February 8, 1994       Acquired 100% of the
                       outstanding stock of Bank of
                       Stephenson in exchange for
                       cash ($4.49 million) and
                       common stock (175,779 shares)                    $    11,084      $    70,000      $     1,584

December 8, 1994       Acquired a substantial portion
                       of the banking assets and
                       assumed a substantial portion
                       of the banking liabilities of
                       Newberry State Bank in
                       exchange for cash                                      4,150           22,000            2,591

September 15, 1995     Acquired the fixed assets and
                       assumed the deposits of the
                       Rudyard branch of First of
                       America in exchange for cash                             769            8,935              515

January 31, 1996       Acquired 100% of the
                       outstanding stock of South
                       Range State Bank in exchange
                       for cash and notes                                     4,310           36,503            1,603

Following is unaudited, proforma information regarding the acquisition of the Bank of Stephenson, assuming the bank had been acquired January 1, 1993:

                                                                                          1994                1993
                                                                                          ----                ----
         Total revenues                                                              $    15,446,435    $    14,491,918
         Net income before cumulative effect of accounting change                          1,998,467          2,025,943
         Net income                                                                        1,998,467          2,038,945
         Net income before cumulative effect of accounting change
           per common and common equivalent share                                               1.12               1.15
         Net income per common and common equivalent share                                      1.12               1.16

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 4 - SECURITIES

The carrying amount of securities and their approximate fair value as of December 31, were as follows:

AVAILABLE FOR SALE

                                                                           Gross           Gross
                                                        Amortized        Unrealized     Unrealized            Fair
                                                           Cost            Gains          Losses             Value
                                                           ----            -----          ------             -----
1995
         U.S. Treasury and federal agency            $    20,949,728    $    20,454    $      70,878    $    20,899,304
         State and political subdivisions                    477,035          4,239              751            480,523
         Other                                             4,822,543         24,430            6,422          4,840,551
                                                     ---------------    -----------    -------------    ---------------
                                                     $    26,249,306    $    49,123    $      78,051    $    26,220,378
                                                     ===============    ===========    =============    ===============
1994
         U.S. Treasury and federal agency            $    17,696,243    $     2,927    $     642,258    $    17,056,912
         State and political subdivisions                  3,347,737          2,087          219,609          3,130,215
         Other securities                                  1,751,039                           8,968          1,742,071
                                                     ---------------    -----------    -------------    ---------------
                                                     $    22,795,019    $     5,014    $     870,835    $    21,929,198
                                                     ===============    ===========    =============    ===============
HELD TO MATURITY

1995
         State and political subdivisions            $       835,049    $     1,964    $         260    $       836,753
                                                     ===============    ===========    =============    ===============
1994
         U.S. Treasury and federal agency            $     8,799,276                   $     476,851    $     8,322,425
         State and political subdivisions                  1,150,092    $     1,986            9,301          1,142,777
         Other                                             3,916,557                         183,464          3,733,093
                                                     ---------------    -----------    -------------    ---------------
                                                     $    13,865,925    $     1,986    $     669,616    $    13,198,295
                                                     ===============    ===========    =============    ===============


- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 4 - SECURITIES (Continued)

Proceeds, gains and losses from the sales of securities available for sale for the years ended December 31 are summarized as follows:

                                                                       1995               1994                1993
                                                                       ----               ----                ----
         Gross proceeds                                           $    10,821,380    $     9,199,024    $    25,380,822
         Gains recognized                                                  14,942            126,337            195,210
         Losses recognized                                                 34,025             50,899             19,838

The amortized cost and estimated fair value of securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                           Securities                             Securities
                                                  ......Available for Sale.....          .......Held to Maturity.....
                                                  Amortized                              Amortized
                                                    Cost            Fair Value              Cost           Fair Value
                                                    ----            ----------              ----           ----------
         Due in one year or less               $     8,516,862    $     8,491,561    $       835,049    $       836,753
         Due after one year through
           five years                                7,655,058          7,660,825
         Due after five years through
           ten years                                 8,963,369          8,932,021
         Due after ten years                         1,114,017          1,135,971
                                               ---------------    ---------------
                                               $     6,249,306    $    26,220,378    $       835,049    $       836,753
                                               ===============    ===============    ===============    ===============

The carrying value of securities pledged to secure public deposits and treasury deposits was $2,278,048 as of December 31, 1995.





- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 5 - LOANS

Loans presented in the consolidated balance sheet are comprised of the following classifications:

                                                                                       1995                1994
                                                                                       ----                ----
Loans:
             Commercial, financial and agricultural                              $     130,921,057    $      99,397,306
             1-4 family residential real estate                                         58,433,457           55,728,439
             Consumer                                                                   29,954,025           26,851,376
             Construction                                                                2,235,030            1,258,000
                                                                                 -----------------    -----------------
                                                                                       221,543,569          183,235,121
         Less:  unearned income                                                            (36,159)             (66,296)
                                                                                 -----------------     ----------------

                                                                                 $     221,507,410    $     183,168,825
                                                                                 =================    =================

Included in the loan portfolio are loans made to certain executive officers, directors, principal shareholders and companies in which they have an interest. The following is a summary of such loans:

             Balance - January 1                                                 $       4,249,119
                 New Loans                                                               5,467,891
                 Repayments                                                            (3,113,808)
                                                                                 -----------------

             Balance - December 31                                               $       6,603,202
                                                                                 =================

NOTE 6 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ending December 31 are summarized as follows:



                                                                         1995                1994            1993
                                                                         ----                ----            ----
         Balance at beginning of year                               $    2,349,957     $      916,633     $   833,907
             Add:
                 Allowance from acquisitions
                   and purchased loans                                                      1,184,666
                 Provision for loan losses                                 771,000            330,000          125,000
                 Loan recoveries                                           456,702            193,660           13,385
                 Loans charged off                                        (440,344)          (275,002)         (55,659)
                                                                    --------------     --------------     ------------

         Balance at end of year                                     $    3,137,315      $    2,349,957    $    916,633
                                                                    ==============      ==============    ============


- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 6 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information regarding impaired loans is as follows for the year ended December 31, 1995:


         Average investment in impaired loans                                                      $   659,412
         Interest income recognized on impaired loans including
           interest income recognized on cash basis                                                     40,856
         Interest income recognized on impaired loans on cash basis                                     40,856

Information regarding impaired loans at December 31, 1995 was as follows:

         Balance of impaired loans                                                                 $   570,847
         Less portion for which no allowance for loan losses is allocated                               22,548
                                                                                                   -----------
             Portion of impaired loan balance for which an allowance
               for credit losses is allocated                                                      $   548,299
                                                                                                   ===========
             Portion of allowance for loan losses allocated to the impaired
               loan balance                                                                        $   200,000
                                                                                                   ===========

There are no significant nonaccrual or restructured loans included in loans outstanding as of December 31, 1995 and 1994. In addition, there was no material effect on interest income due to nonaccrual or restructured loans for 1994 and 1993.


NOTE 7 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31 consist of the following:

                                                                                             1995              1994
                                                                                             ----              ----
         Land                                                                          $      828,713    $      696,636
         Buildings and improvements                                                         9,435,229         6,885,538
         Furniture, fixtures and equipment                                                  4,659,299         3,823,961
         Construction in progress                                                                               850,222
                                                                                       --------------    --------------
                                                                                           14,923,241        12,256,357
         Allowance for depreciation                                                        (3,135,876)       (2,453,780)
                                                                                       --------------    --------------
                                                                                       $   11,787,365    $    9,802,577
                                                                                       ==============    ==============

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 8 - ACQUISITION INTANGIBLES

Intangible assets, which were principally acquired through the acquisitions described in Note 3, consist of the following as of December 31:

                                                                                          1995                 1994
                                                                                          ----                 ----
         Goodwill                                                                   $     1,403,232    $      1,104,930
         Core deposit intangible                                                          3,427,023           3,319,737
                                                                                    ---------------    ----------------
                                                                                          4,830,255           4,424,667
         Less accumulated amortization                                                      569,000             190,619
                                                                                    ---------------    ----------------

                                                                                    $     4,261,255    $      4,234,048
                                                                                    ===============    ================

Amortization expense related to the acquisition intangibles was $378,381, $177,638 and $3,080 for each year ended December 31, 1995, 1994 and 1993, respectively.


NOTE 9 - INTEREST-BEARING DEPOSITS

The following is an analysis of interest-bearing deposits as of December 31:



                                                                                          1995               1994
                                                                                          ----               ----
         Savings and interest-bearing checking                                      $    118,956,109   $    103,326,164
         Time:   In denominations under $100,000                                          82,752,399         84,157,370
                 In denominations of $100,000 or more                                     15,023,773         11,680,000
                                                                                    ----------------   ----------------
                                                                                    $    216,732,281   $    199,163,534
                                                                                    ================   ================

Interest expense on time deposits issued in denominations of $100,000 or more was $513,114, $506,298 and $373,213 for the year ended December 31, 1995, 1994 and 1993, respectively.

At December 31, 1995, scheduled maturities of the Bank's time deposits are as follows:

         1996                                                                       $     71,426,922
         1997                                                                             14,050,622
         1998                                                                              7,884,928
         1999                                                                              1,123,925
         2000                                                                              2,727,507
         Thereafter                                                                          562,268
                                                                                    ----------------
                                                                                    $     97,776,172
                                                                                    ================

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 10 - OTHER BORROWINGS

Other borrowings consist of the following at December 31,

                                                                                   1995                1994
                                                                                   ----                ----
Federal Home Loan Bank
    Adjustable rate advance, maturing November 21, 1996:
      5.65% interest rate at December 31, 1995, adjusting
      period is semi-annually.                                               $    2,000,000     $     2,000,000

    Fixed-rate advance at 5.86%, maturing December 15, 2003.                        213,907             236,656

    Fixed-rate advance at 7.37%, maturing April 15, 2004.                           237,440             250,000

    Fixed-rate advance at 7.59%, maturing May 17, 2004.                             436,388             500,000

    Fixed-rate advance at 5.79%, maturing June 2, 1997.                           1,000,000

    Fixed-rate advance at 6.13% maturing June 2, 2000.                            1,000,000

    Fixed-rate advance at 6.5%, maturing October 17, 2005.                        3,200,000
                                                                             --------------     ---------------
                                                                                  8,087,735           2,986,656
Farmer's Home Administration
    $2,000,000 fixed-rate line agreement with Farmers
      Home Administration maturing August 24, 2024:
      interest payable at 1%                                                      2,000,000             565,875
                                                                             --------------     ---------------

                                                                             $   10,087,735     $     3,552,531
                                                                             ==============     ===============

Maturities of other borrowings outstanding at December 31, 1995 are as follows:

                  1996                                                       $    2,302,820
                  1997                                                            1,397,459
                  1998                                                              402,142
                  1999                                                              417,148
                  2000                                                            1,435,587
                  Thereafter                                                      4,132,579
                                                                             --------------

                                                                             $   10,087,735
                                                                             ==============

The Federal Home Loan Bank borrowings are collateralized by a blanket collateral agreement on the Corporation's residential mortgage loans. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 1995.


- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 11 - INCOME TAXES

The components of federal income taxes for the years ending December 31, 1995, 1994 and 1993 are as follows:



                                                                          1995               1994              1993
                                                                          ----               ----              ----
         Current tax expense                                         $    1,409,543    $      627,300    $      285,360
         Deferred tax expense (benefit)                                    (325,650)         (169,300)          (25,186)
                                                                     --------------    --------------    --------------

                                                                     $    1,083,893    $      458,000    $      260,174
                                                                     ==============    ==============    ==============

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are as follows:

                                                                                             1995              1994
                                                                                             ----              ----
         Deferred tax assets
             Allowance for loan loss                                                   $      689,982    $      488,739
             Nonaccrual loan interest                                                           9,957
             Deferred compensation                                                            171,533           147,969
             Unrealized loss on securities available for sale                                   9,081           297,108
                                                                                       --------------    --------------
                                                                                              880,553           933,816
         Deferred tax liabilities
             Bank premises and equipment                                                      384,308           390,191
             Core deposit intangible                                                          418,302           503,305
                                                                                       --------------    --------------

         Net deferred tax asset                                                        $       77,943    $       40,320
                                                                                       ==============    ==============

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance was required at December 31, 1995, 1994 or 1993.

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before tax are as follows:



                                                                         1995                1994              1993
                                                                         ----                ----              ----
         Federal income tax computed at the
             statutory rate of 34%                                   $    1,276,431    $     824,684    $     519,900
         Add (deduct) effect of:
             Tax-exempt interest income                                    (372,381)        (363,978)        (269,780)
             Other items, net                                               179,843           (2,706)          10,054
                                                                     --------------    -------------     ------------

                                                                     $    1,083,893    $     458,000     $    260,174
                                                                     ==============    =============     ============

- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 12- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit, and standby letters of credit. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

The Corporation has the following fixed and variable rate commitments outstanding at December 31 (in thousands):

                                                                  . . . .  1995  . . . .        . . . . 1994 . . . .
                                                                           ----                         ----
                                                                    Fixed        Variable       Fixed         Variable
                                                                    -----        --------       -----         --------
         Outstanding letters of credit                                         $    1,288                   $     1,741
         Unused lines of credit                                 $    3,474          8,556     $    2,707          6,204
         Loan commitments outstanding                                               6,882            400          6,957
                                                                ----------     ----------     ----------    -----------
                                                                $    3,474     $   16,726     $    3,107    $    14,902
                                                                ==========     ==========     ==========    ===========

Fixed rates on unused lines of credit range from 9.5% to 10.5% at December 31, 1995.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits and other items.


NOTE 13 - DEFERRED COMPENSATION PLAN

As an incentive to retain key members of management and directors, the Corporation has a deferred compensation plan. Benefits are based on the number of years the key members have served in the Corporation and a vested percentage of the monthly benefit received upon retirement. A liability is recorded on a present value basis and discounted using current market rates. This liability may change depending upon changes in long-term interest rates. Deferred compensation expense included in salaries and wages was approximately $89,955 and $82,284 for the years ended December 31, 1995 and 1994, respectively. The liability at December 31, 1995 and 1994, for vested benefits was approximately $471,075 and $409,284, respectively. It is anticipated that the death benefits received from the life insurance policies on the plan's participants will reimburse the Corporation for the obligations under the plan. The cash surrender value of these policies was $689,918 and $559,508 at December 31, 1995 and 1994, respectively, and is included in other assets in the accompanying financial statements.



- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 14 - PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation has established a 401(k) profit sharing and deferred compensation plan. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 15%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. The total discretionary contributions to the plan for the years ended December 31, 1995, 1994 and 1993 were $120,722, $68,453 and $59,627, respectively.

Effective January 1, 1993, sponsorship of the then existing profit sharing plan was transferred to the Corporation and the plan was amended and restated to include employee stock ownership plan features. Effective December 28, 1993, the Corporation registered 100,000 shares of currently authorized common stock for use in the profit sharing and employee stock ownership plan. Effective December 21, 1994, the Corporation approved the termination of the existing profit sharing/employee stock ownership plan and the distribution of employer stock in the plan to plan participants. Other assets in the plan were merged into the current 401(k) plan. The Corporation's request from the Internal Revenue Service for a determination letter on the termination of the former plan is pending.


NOTE 15 - STOCK OPTION PLAN

The Corporation adopted a stock option plan during 1992. Participants of the plan generally include senior officers and directors who do not participate in the subsidiary banks' deferred compensation plan discussed in Note 13.

Under the terms of the plan, 49,500 shares of the Corporation's common stock were reserved for awards. The options issued have a ten year life but cannot be exercised until a minimum of two years after their issue date.











- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 15 - STOCK OPTION PLAN (Continued)

The following is a summary of stock options, granted and exercised, for the years presented, restated for any stock splits or stock dividends, including retroactive restatements.

                                                                                                       Exercise
                                                                                       Number         Price Range
                                                                                       ------         -----------
         Outstanding - January 1, 1993                                                 12,600         $  11.00
             Granted                                                                   15,750            12.33
                                                                                      -------

         Outstanding - December 31, 1993                                               28,350         11-12.33
             Granted                                                                   21,150            12.67
             Exercised                                                                 (6,300)           11.00
                                                                                      -------

         Outstanding December 31, 1994                                                 43,200         11-12.67
             Exercised                                                                 (5,850)        11-12.33
                                                                                      -------        ---------

         Outstanding - December 31, 1995                                               37,350        $11-12.67
                                                                                      =======        =========

At December 31, 1995, 16,200 of the above options were exercisable. No additional shares are available to be granted under the plan. At December 31, 1995, 37,350 shares of common stock were reserved for outstanding options.


NOTE 16 - CONTINGENCIES

From time to time certain claims are made against the Corporation in the normal course of business. At December 31, 1995, there were no outstanding matters which in management's opinion could have a material impact on the Corporation's consolidated financial condition or results of operations.




- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments (SFAS No. 107). Where quoted market prices are not available, as is the case for a significant portion of the Corporation's financial instruments, the fair values are based on estimates using present value of expected cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and the timing of estimated cash payments and receipts. Accordingly, certain of the fair value estimates presented herein cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts the Corporation could realize in a current market exchange.

In addition, the fair value estimates are limited to existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the Corporation's premises and equipment, goodwill, and deposit-based intangible assets. In addition, tax ramifications related to the realization of unrealized gains and losses such as those within the investment securities portfolio can also have a significant effect on fair values and have not been considered in the estimates. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Corporation.

The carrying amounts and estimated fair values of the Corporation's financial instruments were as follows:

                                                                                                   1 9 9 5
                                                                                                   -------
                                                                                        Carrying              Fair
                                                                                         Amount              Value
                                                                                         ------              -----
Financial assets:
         Cash and cash equivalents                                                   $    14,492,357    $    14,492,357
         Interest-bearing deposits with banks                                              1,678,080          1,678,080
         Securities available for sale                                                    26,220,378         26,220,378
         Securities held to maturity                                                         835,049            836,753
         Loans receivable, net of allowance for loan losses                              218,370,095        218,106,381
         Accrued interest receivable                                                       2,194,968          2,194,968

Financial liabilities:
         Deposits                                                                       (244,406,695)      (244,723,891)
         Securities sold under agreement to repurchase                                      (700,000)          (700,000)
         Other borrowed funds                                                            (10,087,735)        (9,471,893)
         Accrued interest payable                                                         (1,418,547)        (1,418,547)




- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The Bank's loan commitments, standby letters of credit and undisbursed loans have been estimated to have no material fair value, as such commitments are generally fulfilled at current market rates.

The carrying amounts of the following financial instruments are a reasonable approximation of their fair values:

        - Cash and cash equivalents
        - Accrued interest receivable
        - Securities sold under agreement to repurchase
        - Accrued interest payable


NOTE 18 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

Details of other expense in the consolidated statements of income are as follows for the years ended December 31:


                                                                       1995         1994         1993
                                                                       ----         ----         ----
         Forms and supplies                                       $  438,123    $  283,003    $  182,637
         Amortization of acquisition intangibles                     434,397       151,948
         Legal and consulting fees                                   344,971       274,980        89,183
         FDIC assessment                                             261,941       374,263       218,466
         Telephone                                                   206,495       133,975        84,673
         Postage                                                     200,366       136,933        90,357
         Directors' fees                                             161,184       101,116        82,300
         Business promotion                                          150,426       120,427        91,456
         Advertising                                                 140,275       141,858        69,000
         Audit and examination fees                                  125,051       101,855        84,252
         State taxes                                                  96,000        95,849        87,121
         Other                                                     1,148,700       684,179       491,033
                                                                  ----------    ----------    ----------
                                                                  $3,707,929    $2,600,386    $1,570,478
                                                                  ==========    ===========   ==========




- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 19 - FIRST MANISTIQUE CORPORATION (PARENT CORPORATION ONLY)
  FINANCIAL INFORMATION

The following summarizes parent corporation financial information as of December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994 and 1993:

                            CONDENSED BALANCE SHEETS

                                                                                          1995                1994
                                                                                          ----                ----
         Assets
             Cash                                                                    $       269,221    $     1,379,373
             Investment in subsidiaries                                                   24,311,172         20,865,699
             Other assets                                                                    426,484            238,355
                                                                                     ---------------    ---------------
                                                                                     $    25,006,877    $    22,483,427
                                                                                     ===============    ===============
         Stockholders' equity                                                        $    25,006,877    $    22,483,427
                                                                                     ===============    ===============

                         CONDENSED STATEMENTS OF INCOME

                                                                          1995               1994              1993
                                                                          ----               ----              ----
         Income
             Dividends from subsidiaries                                               $    6,272,000    $      770,000

         Expenses
             Salaries and wages                                      $      102,699            36,393            16,840
             Professional fees                                              177,270            59,755            38,935
             Interest expense                                                                  95,942
             Other expenses                                                  62,377            54,118            28,522
                                                                     --------------    --------------    --------------

         Income before income tax and equity in
           undistributed net income of subsidiaries                        (342,346)        6,025,792           685,703
         Income tax benefit                                                 116,398           (80,000)          (28,690)
                                                                     --------------    --------------    --------------
                                                                           (225,948)        6,105,792           714,393

         Equity in undistributed net income of
           subsidiaries                                                   2,896,263        (4,138,250)          567,552
                                                                     --------------    --------------    --------------

         NET INCOME                                                  $    2,670,315    $    1,967,542    $    1,281,945
                                                                     ==============    ==============    ==============



- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 19 - FIRST MANISTIQUE CORPORATION (PARENT CORPORATION ONLY)
  FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                         1995                1994              1993
                                                                         ----                ----              ----
         CASH FLOWS FROM OPERATING ACTIVITIES
             Net income                                              $    2,670,315     $   1,967,542    $    1,281,945
             Adjustments to reconcile net income to
               net cash from operating activities
             Undistributed earnings of subsidiaries                      (2,896,263)        4,138,250          (567,552)
             Loss on investment security                                                       25,000
             Change in other assets                                        (116,083)         (124,775)          (81,157)
             Depreciation and amortization                                    7,610             7,220
                                                                     --------------    --------------    --------------
                 Net cash from operating activities                        (334,421)        6,013,237           633,236

         CASH FLOWS FROM INVESTING ACTIVITIES
             Investment in subsidiaries                                                    (9,193,538)
             Securities purchased                                                             (10,000)          (25,000)
             Purchase of equipment                                          (80,000)
                                                                     --------------    --------------    --------------
                 Net cash from investing activities                         (80,000)       (9,203,538)          (25,000)

         CASH FLOWS FROM FINANCING ACTIVITIES
             Proceeds from issuance of common stock                         157,973         4,911,284
             Repurchase of common stock                                                       (12,265)
             Dividends paid                                                (853,704)         (542,697)         (405,280)
                                                                     --------------    --------------    --------------
                 Net cash from financing activities                        (695,731)        4,356,322          (405,280)
                                                                     --------------    --------------    --------------
         Increase (decrease) in cash                                     (1,110,152)        1,166,021           202,956

         Cash at beginning of year                                        1,379,373           213,352            10,396
                                                                     --------------    --------------    --------------
         CASH AT END OF YEAR                                         $      269,221    $    1,379,373    $      213,352
                                                                     ==============    ==============    ==============



- --------------------------------------------------------------------------------

                                  (Continued)

                          FIRST MANISTIQUE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 20 - CAPITAL STRUCTURE AND RESTRICTIONS ON RETAINED EARNINGS

Effective May 1, 1994, the Corporation's articles of incorporation were amended to increase authorized shares from 500,000 shares of $2.50 par value common stock to 2,000,000 shares of no par value common stock. Concurrent with the increase of authorized common shares, the Corporation also authorized a 3 for 1 stock split for shares outstanding on May 1, 1994 which resulted in the issuance of an additional 392,444 shares. All share and per share amounts have been adjusted for the stock split. Subsequent to April 30, 1994, the proceeds from the issuance of common stock are fully recorded in the common stock account.

The Corporation has authorized 2,250,000 shares for use in its dividend reinvestment plan. At December 31, 1995, 2,247,375 shares remain unissued under this plan.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends a bank can pay and capital levels that must be maintained. Under the most restrictive of these regulations, the Bank could pay approximately $6,300,000 in dividends plus current year earnings without prior regulatory approval.


NOTE 21 - SUBSEQUENT EVENTS (UNAUDITED)

On April 23, 1996, the Corporation's shareholders approved an amendment to its Articles of Incorporation to increase its authorized shares from 2,000,000 shares of no par value common stock to 6,000,000 shares of no par value common stock. Concurrent with the increase of authorized shares, the Corporation also authorized a 3 for 1 stock split for shareholders of record on April 29, 1996. These shares are expected to be distributed to shareholders in early June.

In addition, the Articles of Incorporation were also amended to increase the Corporation's authorized no par series preferred stock from 25,000 to 500,000 shares.








- --------------------------------------------------------------------------------

                             SOUTH RANGE STATE BANK


                             South Range, Michigan


                              FINANCIAL STATEMENTS
                               December 31, 1995





                                    CONTENTS



REPORT OF INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . .  F-30


FINANCIAL STATEMENTS

         BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . . . . .  F-31

         STATEMENTS OF INCOME . . . . . . . . . . . . . . . . . . . . .  F-32

         STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY . . . . . . . . .  F-33

         STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . . . .  F-34

         NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . .  F-35

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
South Range State Bank
South Range, Michigan


We have audited the accompanying balance sheet of South Range State Bank as of December 31, 1995, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Range State Bank as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Bank changed its method of accounting for impaired loans in 1995 to conform to new accounting guidance.



                                        Crowe, Chizek and Company LLP
Grand Rapids, Michigan
January 5, 1996





- --------------------------------------------------------------------------------

                             SOUTH RANGE STATE BANK


                                 BALANCE SHEET
                               December 31, 1995

- --------------------------------------------------------------------------------

ASSETS
         Cash and due from banks                                                                      $     1,541,959
         Federal funds sold                                                                                   700,000
                                                                                                      ---------------
             Total cash and cash equivalents                                                                2,241,959

         Interest-bearing deposits with banks                                                               1,187,000

         Securities available for sale (Note 4)
             Investment securities                                                                          3,087,798
             Mortgage-backed securities                                                                       739,601
                                                                                                      ---------------
                                                                                                            3,827,399

         Loans (Note 5)                                                                                    27,020,438
         Allowance for loan losses (Note 6)                                                                   280,000
                                                                                                      ---------------
                                                                                                           26,740,438

         Bank premises and equipment - net (Note 7)                                                           862,451
         Accrued interest receivable                                                                          239,518
         Other assets                                                                                         523,824
                                                                                                      ---------------

                                                                                                      $    35,622,589
                                                                                                      ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
         Noninterest-bearing deposits                                                                 $     4,008,379
         Interest-bearing deposits (Note 8)                                                                28,599,048
                                                                                                      ---------------
                                                                                                           32,607,427

         Accrued interest payable                                                                              92,513
         Other liabilities                                                                                    459,673
                                                                                                      ---------------
             Total liabilities                                                                             33,159,613

Commitments and contingencies (Note 12)

Shareholders' equity
         Common stock, $20 par value:  19,500 shares
           authorized and outstanding                                                                         390,000
         Surplus                                                                                            1,150,000
         Retained earnings (Note 11)                                                                          876,236
         Net unrealized appreciation on securities
             available for sale, net of income tax of $24,079
             (Notes 4 and 9)                                                                                   46,740
                                                                                                      ---------------
                                                                                                            2,462,976
                                                                                                      ---------------

                                                                                                      $    35,622,589
                                                                                                      ===============




- --------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                             SOUTH RANGE STATE BANK


                              STATEMENT OF INCOME
                          Year ended December 31, 1995

- --------------------------------------------------------------------------------

Interest income
         Loans, including fees                                                                          $   2,504,123
         Investment securities available for sale                                                             223,645
         Federal funds sold                                                                                    56,773
         Deposits with banks                                                                                  105,152
                                                                                                        -------------
                                                                                                            2,889,693

Interest expense on deposits                                                                                1,155,610
                                                                                                        -------------

NET INTEREST INCOME                                                                                         1,734,083

Provision for loan losses (Note 6)                                                                             39,945
                                                                                                        -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                                         1,694,138

Other income
         Service charges on deposit accounts                                                                  104,980
         Safe-deposit box fees                                                                                 45,747
         Other                                                                                                 63,512
                                                                                                        -------------
                                                                                                              214,239
Other expense
         Salaries and employee benefits (Note 10)                                                             813,639
         Occupancy                                                                                            226,388
         Supplies                                                                                              72,117
         Examination, audit and legal fees                                                                     68,040
         Advertising                                                                                           52,291
         FDIC insurance                                                                                        35,991
         Postage                                                                                               32,266
         Other                                                                                                262,834
                                                                                                        -------------
                                                                                                            1,563,566
                                                                                                        -------------


INCOME BEFORE INCOME TAX EXPENSE                                                                              344,811

Income tax expense (Note 9)                                                                                    83,592
                                                                                                        -------------


NET INCOME                                                                                              $     261,219
                                                                                                        =============

Earnings per share (Note 2)                                                                                 $   13.40
                                                                                                            =========



- --------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                             SOUTH RANGE STATE BANK


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                          Year ended December 31, 1995

- --------------------------------------------------------------------------------

                                                                            Net Unrealized
                                                                             Appreciation
                                                                            (Depreciation)
                                                                            on Securities        Total
                                   Common                     Retained         Available      Shareholders'
                                    Stock        Surplus      Earnings         for Sale          Equity
                                 ----------      -------      --------     ----------------  ---------------
 BALANCE, JANUARY 1, 1995         $390,000     $1,150,000     $693,017       $   (100,442)      $ 2,132,575

 Net Income for 1995                                           261,219                              261,219

 Cash dividends - $4.00
   per share                                                   (78,000)                             (78,000)

 Net change in unrealized
  appreciation(depreciation)
   on securities available
   for sale, net of tax                                                           147,812           147,812
                                  --------     ----------     --------       ------------      ------------
 BALANCE, DECEMBER 31,1995        $390,000     $1,150,000     $876,236       $     46,740      $  2,462,976
                                  ========     ==========     ========       ============      ============



- --------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                             SOUTH RANGE STATE BANK


                            STATEMENT OF CASH FLOWS
                          Year ended December 31, 1995

- --------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                               $     261,219
  Adjustments to reconcile net income
    to net cash from operating activities
      Depreciation and amortization                                              133,412
      Provision for loan losses                                                   39,945
      Increase in interest receivable and other assets                           (55,232)
      Increase in interest payable and other accrued expenses                      7,845
                                                                           -------------
          Net cash from operating activities                                     387,189

CASH FLOWS FROM INVESTING ACTIVITIES
  Principal payments on mortgage-backed securities                               157,417
  Net decrease in interest-bearing deposits with bank                            496,000
  Purchases of investment securities available for sale                         (115,233)
  Proceeds from maturities of investment securities available for sale            50,000
  Net increase in customer loans                                              (2,098,553)
  Premises and equipment expenditures, net                                      (119,052)
                                                                           -------------
      Net cash from investing activities                                      (1,629,421)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                                       752,134
  Dividends paid                                                                 (78,000)
                                                                           -------------
      Net cash from financing activities                                         674,134
                                                                           -------------
Net change in cash and cash equivalents                                         (568,098)

Cash and cash equivalents at beginning of year                                 2,810,057
                                                                           -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $   2,241,959
                                                                           =============

Supplemental disclosures of cash flow information
  Cash paid during the year for
      Interest                                                             $   1,131,860
      Income taxes                                                               135,966


- --------------------------------------------------------------------------------
               See accompanying notes to financial statements.

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------



NOTE 1 - NATURE OF OPERATIONS

South Range State Bank ("Bank") is a Michigan banking corporation engaged in the general commercial banking business. The Bank generates deposits and makes loans primarily in Houghton County, in Michigan's upper peninsula, an area partially dependent on the forestry, tourism and recreational industries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Areas where estimates are used in the accompanying financial statements include the allowance for loan losses, fair values of financial instruments, the accrued liability associated with the deferred compensation plan, the carrying value of impaired loans, deferred tax assets, the estimated life of loans and securities and the carrying value of other real estate. Estimates associated with the allowance for loan losses, fair values of financial instruments and the deferred compensation plan are particularly susceptible to material changes in the near term. Future results could differ from current estimates.

Statement of Cash Flows: Cash and cash equivalents are defined to include the Bank's cash on hand, noninterest- bearing deposits in other institutions, and federal funds sold. The Bank reports customer loan transactions and deposit transactions on a net cash flow basis.

Securities: Investment securities available for sale consist of those securities not classified as trading or held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the related net unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at amortized cost.

Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of securities available for sale are determined using the specific identification method.





- --------------------------------------------------------------------------------

                                  (CONTINUED)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for possible loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. The estimates may change depending on changes in economic conditions, the interest rate environment or specific situations of individual borrowers. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A problem loan is charged-off by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan - (SFAS No. 114). SFAS No. 114, effective for the Bank at January 1, 1995, requires that impaired loans, as defined, by measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. SFAS No. 114 as amended by SFAS No. 118 was adopted at January 1, 1995. Under these statements, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to increase, such increase is reported as bad debt expense. The effect of adopting SFAS Nos. 114 and 118 is reported as bad debt expense, and is not material for 1995.

Smaller-balance homogeneous loans are residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans and are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. When credit analysis of borrower operating results and financial condition indicates the underlying ability of the borrower's business activity is not sufficient to generate adequate cash flow to service the business' cash needs, including the Bank's loans to the borrower, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or less. Commercial credits are rated on a scale of 1 to 5, with grades 1 and 2 being pass grades, 3 substandard, 4 doubtful and 5 loss. Loans graded 4 and 5 are considered impaired. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often not impaired. Once a loan is evaluated as impaired, a loss is considered to have been identified, and a chargeoff is taken.




- --------------------------------------------------------------------------------

                                  (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Income: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as bad debt expense, if reductions, or as reductions in bad debt expense.

Accounting Statements Issued, not yet Adopted: The Financial Accounting Standards Board has recently issued the following Statements which have not been adopted by the Bank at December 31, 1995.

SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, requires the Bank to periodically consider whether an impairment loss should be recognized on long-lived assets and other certain identifiable intangible assets based on an estimate of future cash flows.

SFAS No. 122, Accounting for Mortgage Servicing Rights, requires the Bank to recognize mortgage servicing rights on loans it purchases or originates with the intent to sell as an asset. It also requires that these capitalized mortgage servicing rights be evaluated for impairment based on the fair value of those rights.

SFAS No. 123, Accounting for Stock-based Compensation, encourages but does not require, the Bank to use a "fair value based method" to account for stock-based compensation plans. If the fair value accounting encouraged by SFAS No. 123 is not adopted, entities must disclose the proforma effect on net income and earnings per share had the accounting been adopted.

The Statements discussed above are required to be implemented for years beginning after December 15, 1995. Management believes the impact of their adoption will not be material to the Bank's operations.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur, and major improvements are capitalized.

Federal Income Taxes: The Bank records income tax expense based on the amount of taxes due on its income tax return plus deferred taxes computed based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share: Earnings per share are computed using the weighted average number of shares outstanding. The number of shares used in the computation of earnings per share was 19,500 for 1995.

- --------------------------------------------------------------------------------

                                  (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 3 - AFFILIATION AGREEMENT

On August 30, 1995, the Bank and First Manistique Corporation ("FMC"), entered into an Affiliation Agreement and Plan of Reorganization ("Agreement"). Upon the receipt of two-thirds affirmative approval by the shareholders of the Bank, FMC will acquire the outstanding shares of the Bank by exchanging cash, single installment notes, or a combination thereof. The Agreement specifies that the exchange will be for a multiple of book value per share at December 31, 1995 which equates to $221.04 per share.


NOTE 4 - SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale at December 31 are as follows:

                                                                             Gross           Gross
                                                         Amortized         Unrealized     Unrealized
                                                            Cost             Gains          Losses         Fair Value
                                                            ----             -----          ------         ----------
         U.S. Treasury securities                      $    2,006,426     $     7,155     $  (6,909)     $    2,006,672
         State and municipal securities                     1,022,515          58,611                         1,081,126
                                                       --------------     -----------                    --------------

                                                            3,028,941          65,766        (6,909)          3,087,798
         Mortgage-backed securities                           727,639          11,962                           739,601
                                                       --------------     -----------                    --------------

                                                       $    3,756,580     $    77,728     $  (6,909)     $    3,827,399
                                                       ==============     ===========     =========      ==============

The amortized cost and fair values of investment securities available for sale at December 31, 1995, by contractual maturity, are shown below.



                                                                                         Amortized
                                                                                            Cost            Fair Value
                                                                                            ----            ----------
         Due in one year or less                                                        $     885,000     $     879,985
         Due after one year through five years                                              1,339,753         1,358,888
         Due after five years through ten years                                               804,188           848,925
                                                                                        -------------     -------------
                                                                                            3,028,941         3,087,798
         Mortgage-backed securities                                                           727,639           739,601
                                                                                        -------------     -------------
                                                                                        $   3,756,580     $   3,827,399
                                                                                        =============     =============

There were no investment securities pledged at December 31, 1995.

There were no sales of investment securities available for sale during 1995.



- --------------------------------------------------------------------------------

                                  (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 5 - LOANS

Loans presented in the balance sheet are comprised of the following classifications:

                                  Commercial                                           $     6,899,820
                                  Agricultural                                               1,294,877
                                  Real estate                                               14,007,619
                                  Installment                                                4,818,122
                                                                                       ---------------
                                                                                       $    27,020,438
                                                                                       ===============

Included in the loan portfolio are loans made to certain executive officers, directors, principal shareholders and companies in which they have an interest. The following is a summary of loans exceeding $60,000 in the aggregate to these individuals and their associates.

         Balance - January 1                                                           $       869,374
           New loans                                                                           697,317
           Repayments                                                                         (662,082)
                                                                                       ---------------
         Balance - December 31                                                         $       904,609
                                                                                       ===============


NOTE 6 - ALLOWANCE FOR LOAN LOSSES

An analysis of changes in the allowance for loan losses for the year ended December 31 is as follows:

         Balance at beginning of year                                                  $       260,000
         Additions (deductions)
           Provision charged to expense                                                         39,945
           Recoveries credited to allowance                                                     23,125
           Loans charged-off                                                                   (43,070)
                                                                                       ---------------
         Balance at end of year                                                        $       280,000
                                                                                       ===============


Loans on nonaccrual status, past due more than 90 days or restructured, totaled $34,554 at December 31, 1995. The difference between the interest that would have accrued based on the original terms of nonaccrual loans and the interest that was actually recorded approximated $2,386 for 1995.

Information regarding impaired loans is as follows for 1995:

         Average investment in impaired loans                                                             $   34,553
         Interest income recognized on impaired loans on cash basis                                                0

Information regarding impaired loans at year end is as follows:

         Total impaired loans                                                                                 34,553
         Less loans for which no allowance for loan losses is allocated                                       34,553
                                                                                                          ----------
         Impaired loans for which an allowance for loan losses is allocated                               $        0
                                                                                                          ==========



- --------------------------------------------------------------------------------

                                  (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------


NOTE 7 - BANK PREMISES AND EQUIPMENT - NET

The following is a summary of premises and equipment by major category at December 31:

         Land                                                $    64,500
         Bank building and improvements                          533,481
         Furniture and equipment                                 898,080
                                                             -----------
                                                               1,496,061
         Accumulated depreciation and amortization               633,610
                                                             -----------

                                                             $   862,451
                                                             ===========

NOTE 8 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits are comprised of the following at December 31:

         Interest-bearing demand                             $ 5,133,100
         Savings                                              10,385,512
         Time                                                 13,080,436
                                                             -----------

                                                             $28,599,048
                                                             ===========

The Bank had approximately $1,532,339 in certificates of deposit issued in denominations of $100,000 or more as of December 31, 1995. Interest expense on these deposits was $91,393 in 1995.

NOTE 9 - INCOME TAXES

Income tax expense consists of the following:

         Current expense                                     $    92,108
         Deferred expense                                         (8,516)
                                                             -----------

                                                             $    83,592
                                                             ===========

The net deferred tax asset at December 31 is comprised of the following:

         Deferred tax assets
           Deferred compensation                             $    85,508
           Allowance for loan losses                              52,351
                                                             -----------
                                                                 137,859
         Deferred tax liabilities
           Fixed assets                                           75,950
           Unrealized appreciation on securities
             available for sale                                   24,079
                                                             -----------
                                                                 100,029
                                                             -----------

    Net deferred tax asset                                   $    37,830
                                                             ===========

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required.




- --------------------------------------------------------------------------------

                                 (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1995
- --------------------------------------------------------------------------------



NOTE 9 - INCOME TAXES (Continued)

The difference between the financial statement tax expense and amounts computed by applying the statutory federal tax rate of 34% to pretax income is reconciled as follows:

         Statutory rate applied to income before taxes       $   117,236
         Add (deduct)
           Effect of tax-exempt interest                         (28,980)
           Effect of life insurance policy
             cash surrender value increases                       (5,181)
           Other                                                     517
                                                             -----------

           Income tax expense                                $    83,592
                                                             ===========


NOTE 10 - BENEFIT PLANS

The Bank sponsors a defined contribution plan which meets the requirements of
Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Contributions by the Bank under the plan are made at the discretion of the Board of Directors. In 1995, the Bank matched $.50 on the dollar of an employee contribution up to 2 1/2% of their respective annual salary. Employee benefits expense for 1995 includes $20,539 of contributions to the plan.

As an incentive to retain key members of management and directors, the Bank has a deferred compensation plan. Benefits are based on salary and length of service and vest as service is provided from the date of participation through age 65. A liability is recorded on a present value basis and discounted at current interest rates. This liability may change depending upon changes in long-term interest rates. Deferred compensation expense included in salaries and wages was approximately $51,000 for the year ended December 31, 1995. The liability at December 31, 1995 for vested benefits was approximately $251,000. The Bank has funded this liability by obtaining life insurance contracts on the plan's participants. The cash surrender value of these policies was $316,000 which is included in other assets in the accompanying financial statements.


NOTE 11 - RESTRICTIONS ON RETAINED EARNINGS

Federal and state banking laws and regulations place certain restrictions on the amount of dividends a bank can pay and capital levels that must be maintained. Under the most restrictive of these regulations, the Bank could pay approximately $800,000 in dividends without prior regulatory approval. In addition, the Agreement (Note 3) sets forth certain restrictions and requirements in connection with the acquisition of the Bank by FMC. As a result, the Bank will not pay any dividends between December 31, 1995 and the closing date.



- --------------------------------------------------------------------------------

                                 (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                              December 31, 1995
- --------------------------------------------------------------------------------


NOTE 12 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans and investments recorded in the financial statements. As many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

The Bank had the following off-balance sheet commitments at December 31:

         Commitments to make loans                           $ 1,336,620
         Unused lines of credit                                  959,031
         Standby letters of credit                               148,565

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

Approximately $530,000 of the loan commitments are at fixed rates ranging from 5.0% (qualified tax exempt) to 11.75% with maturities ranging from 9 months to 10 years.





                     [THIS SPACE INTENTIONALLY LEFT BLANK]





- --------------------------------------------------------------------------------

                                 (Continued)

                             SOUTH RANGE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS
                              December 31, 1995
- --------------------------------------------------------------------------------


NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Carrying amount is a reasonable estimate of fair value for cash and cash equivalents, interest-bearing deposits in financial institutions, FHLB and Federal Reserve stock, accrued interest receivable and payable, the allowance for loan losses, demand deposits, savings accounts and money market deposits.

Fair value of other financial instruments is estimated as follows:

    The fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

The fair value of fixed and variable rate loans is principally estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values of commitments to extend credit and standby letters of credit were immaterial at the reporting date presented.

The carrying values and fair values of the Bank's financial instruments are as follows at December 31, 1995:

                                                                          Carrying Values        Fair Values
                                                                          ---------------        -----------
         Financial assets
            Cash and cash equivalents                                      $    2,241,959      $   2,241,959
            Interest-bearing deposits in financial institutions                 1,187,000          1,187,000
            Securities available for sale                                       3,827,399          3,827,399
            Loans, net                                                         26,740,438         26,583,010
            Accrued interest receivable                                           239,518            239,518

         Financial liabilities
            Deposits                                                          (32,607,427)       (32,674,754)
            Accrued interest payable                                              (92,513)           (92,513)



- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 10-Q/A

               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: March 31, 1996   Commission file number: 2-54663

                          FIRST MANISTIQUE CORPORATION
             (Exact name of registrant as specified in its charter)

              MICHIGAN                                      38-2062816
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

130 S. CEDAR STREET, MANISTIQUE, MI                           49854
  (Address of principal executive offices)                  (Zip Code)

Registrant's telephone number, including area code:  (906) 341-8401


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                             Yes   X       No
                                                 -----        -----


As of April 23, 1996, there were outstanding 2,120,778 shares of the registrant's common stock, no par value.


The registrant hereby amends the following items, financial statements, exhibits or other portions of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996. (List all such items, financial statements or other portions amended.)

                         Part I - Financial Information

         Item 1.   Financial Statements.
         Item 2.   Management's Discussion and Analysis of Financial Condition
                      and Results of Operations.

                          Part II - Other Information

         Item 6.   Exhibits and Reports on Form 8-K
                   Exhibit 27   Financial Data Schedule

PART I - FINANCIAL INFORMATION (unaudited)

ITEM 1.  FINANCIAL STATEMENTS.
Consolidated Condensed Balance Sheets
(In thousands of dollars)

                                                                          March 31,            December 31,
                                                                             1996                  1995
                                                                       ----------------      ----------------
ASSETS
     Cash and due from banks                                                $  8,837              $ 10,492
     Federal funds sold                                                       12,000                 4,000
                                                                            --------              --------
           Total cash and cash equivalents                                    20,837                14,492

     Interest-bearing deposits with banks                                      1,698                 1,678
     Securities available for sale                                            27,317                26,220
     Securities held to maturity (fair value of $711
         at 3/31/96 and $837 at 12/31/95)                                        710                   835

     Loans                                                                   255,134               221,507
     Allowance for loan losses                                                (3,475)               (3,137)
                                                                            --------              --------
         Net Loans                                                           251,659               218,370

     Bank premises and equipment                                              13,168                11,787
     Other assets                                                             12,510                 9,409
                                                                            --------              --------

                                                   TOTAL ASSETS             $327,899              $282,791
                                                                            ========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Deposits
         Noninterest-bearing                                                $ 26,083              $ 27,674
         Interest-bearing                                                    256,986               216,733
                                                                            --------              --------
                                                                             283,069               244,407

     Securities sold under agreement to repurchase                               700                   700
     Other borrowings                                                         15,351                10,088
     Other liabilities                                                         3,349                 2,589
                                                                            --------              --------
                                              TOTAL LIABILITIES              302,469               257,784

     Shareholders' equity
         Preferred stock, no par value, 500,000 shares
            authorized, no shares outstanding
         Common stock, no par value, 6,000,000 shares
            authorized; outstanding: 2,120,778 at 3/31/96 and
            2,106,897 at 12/31/95                                             13,443                13,195
         Retained earnings                                                    12,507                11,832
         Net unrealized loss on securities available for sale,
            net of tax of $266 at 3/31/96 and $9 at 12/31/95                    (520)                  (20)
                                                                            --------              --------
                                     TOTAL SHAREHOLDERS' EQUITY               25,430                25,007
                                                                            --------              --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $327,899              $282,791
                                                                            ========              ========

Consolidated Condensed Statements of Income (unaudited)
(In thousands of dollars)

                                                                                 Three Months Ended
                                                                                      March 31,
                                                                             1996                  1995
                                                                       ----------------       ---------------
Interest income
     Loans, including fees                                                $    5,840            $    4,430
     Securities
         Taxable                                                                 399                   429
         Exempt from federal taxation                                             24                    52
     Other                                                                       159                   156
                                                                          ----------            ----------
Total interest income                                                          6,422                 5,067

Interest expense
     Deposits                                                                  2,701                 2,142
     Borrowed Funds                                                              142                    63
                                                                          ----------            ----------
Total interest expense                                                         2,843                 2,205
                                                                          ----------            ----------

Net interest income                                                            3,579                 2,862

Provision for loan losses                                                        107                    69
                                                                          ----------            ----------
Net interest income after provision for loan losses                            3,472                 2,793

Noninterest income
     Service charges on deposit accounts                                         163                   140
     Gains on sale of loans                                                       18                     6
     Securities gains                                                             27                     3
     Other                                                                       120                   217
                                                                          ----------            ----------
Total noninterest income                                                         328                   366

Noninterest expense
     Salaries and employee benefits                                            1,107                   921
     Furniture and equipment expense                                             198                   198
     Occupancy expense                                                           236                   151
     Other                                                                       935                   845
                                                                          ----------            ----------
Total noninterest expense                                                      2,476                 2,115
                                                                          ----------            ----------

Income before income tax                                                       1,324                 1,044

Provision for income tax                                                         395                   267
                                                                          ----------            ----------

Net income                                                                $      929            $      777
                                                                          ==========            ==========

Weighted average common shares outstanding                                 2,109,363             2,097,072
                                                                          ==========            ==========

Earnings per common share                                                 $      .44            $     0.37
                                                                          ==========            ==========

Consolidated Condensed Statement of Changes in Shareholders' Equity (unaudited) (In thousands of dollars)

                                                 Three months                           Three months
                                                     ended                                 ended
                                                March 31, 1996                         March 31, 1995

                                          Shares         Equity Total           Shares         Equity Total
                                       ---------------------------------     ---------------------------------
Balance-beginning of period               2,106,897             $25,007        2,097,072              $22,484

Net Income YTD                                                      929                                   777

Cash dividends                                                     (254)                                 (350)

Issuance of common stock                     13,881                 248

Net change in unrealized gain (loss)
    on securities available for sale                               (500)                                  282
                                          ---------             -------        ---------              -------

                                          2,120,778             $25,430        2,097,072              $23,193
                                          =========             =======        =========              =======


Consolidated Statements of Cash Flows (unaudited)
(In thousands of dollars)

                                                                   March 31,                   March 31,
CASH FLOWS FROM OPERATING ACTIVITIES                                1996                        1995
                                                               --------------              -------------
Net income                                                             $   929                     $   777
Adjustments to reconcile net income
   to net cash from operating activities
      Provision for loan losses                                            107                          69
      Deferred taxes                                                        (1)                         68
      Depreciation                                                         201                         190
      Amortization                                                         182                          30
      Proceeds from sale of mortgage loans                               1,505                         384
      Origination of mortgage loans for sale                            (1,487)                       (378)
      (Gains) losses on sale
          Loans held for sale                                              (18)                         (6)
          Securities                                                       (27)                         (3)
          Premises and equipment                                            21                          (3)
      Changes in assets and liabilities
          Interest receivable and other assets                            (833)                       (253)
          Interest payable and other liabilities                            64                         561
                                                                       -------                     -------
                Net cash from operating
                   activities                                              643                       1,436

CASH FLOWS FROM INVESTING ACTIVITIES

   Net change in interest-bearing deposits
      with banks                                                         1,068                         419
   Purchase of securities available for sale                            (6,149)                       (974)
   Purchase of securities held to maturity                                                          (1,511)
   Proceeds from sales of securities
      available for sale                                                 3,043                         599
   Proceeds from maturities, calls, or
      paydowns of securities available for sale                          5,033                       1,928
   Proceeds from maturity and calls of securities
      held to maturity                                                     125                         413
   Net increase in loans                                                (6,635)                     (8,206)
   Proceeds from sale of premises and equipment                             42                          40
   Purchase of premises and equipment                                     (236)                       (668)
   Net cash provided in acquisition of
      South Range State Bank                                               724
                                                                       -------                     -------

          Net cash provided from investing activities                   (2,985)                     (7,960)

Consolidated Statements of Cash Flows - continued (unaudited)
(In thousands of dollars)


CASH FLOWS FROM FINANCING ACTIVITIES

   Net increase in deposits                                              5,793                       1,485
   Proceeds from notes payable                                           2,900                       1,221
   Proceeds from issuance of common stock                                  248
   Payment of dividends                                                   (254)                       (350)
                                                                       -------                     -------
      Net cash from investing activities                                 8,687                       2,356
                                                                       -------                     -------
Net increase (decrease) in cash and cash
   equivalents                                                           6,345                      (4,168)

Cash and cash equivalents at beginning of period                        14,492                      14,319
                                                                       -------                     -------

Cash and cash equivalents at end of period                             $20,837                     $10,151
                                                                       =======                     =======


Supplemental disclosures of cash flow
   information
      Cash paid during the period for
          Interest                                                     $ 2,913                     $ 2,205
          Income taxes                                                     408                         541

Supplemental disclosures of noncash activities
      Issuance of notes payable to South Range
          State Bank's former shareholders'                              2,363

Assets and liabilities acquired in acquisition
   (refer to Note 3)
      Interest-bearing deposits                                          1,088
      Premises and equipment                                             1,409
      Acquisition intangibles                                            1,630
      Other assets and accrued interest receivable                         774
      Loans, net                                                        26,761
      Securities available for sale                                      3,800
      Deposits                                                          32,869
      Other liabilities and accrued interest payable                       954

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of First Manistique Corporation (the "Registrant") have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ending March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122), adopted by the Registrant on January 1, 1996. This Statement changes the accounting for mortgage servicing rights retained by the loan originator. Under the Statement, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total costs of the mortgage loan are allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. The costs allocated to mortgage servicing rights will be recorded as a separate asset and amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights will be periodically evaluated for impairment. Impairment will be recognized using the fair value of individual stratum of servicing rights based on the underlying risk characteristics of the serviced loan portfolio, compared to an aggregate portfolio approach under existing accounting guidance. The impact on the Registrant's financial position and results of operation for the first quarter of 1996 was insignificant. Based on the Registrant's historical level of mortgage originations for sale in the secondary market, management believes that the impact for the year will also be immaterial.

A resolution for a 3-for-1 stock split, for shareholder's of record on April 29, 1996, was approved by the Board of Directors on April 23, 1996. All share and per share amounts in this filing have been adjusted to reflect the 3-for-1 stock split.



NOTE 3 - ACQUISITION OF SOUTH RANGE STATE BANK

The Registrant acquired 100% of the outstanding stock of South Range State Bank (with assets of $36,503,000, liabilities of $33,823,000, total deposits of $32,869,000, and net loans of $26,761,000) on January 31, 1996. The total purchase price was $4,310,000 with $1,947,000 paid in cash and the remaining $2,363,000 financed through the issuance of notes payable.

NOTE 4 - SECURITIES

The amortized cost and fair value of securities at March 31, 1996 are shown below: (In thousands of dollars)

                                                                      Gross          Gross
                                                      Amortized      Unrealized    Unrealized         Fair
                                                       Cost            Gains         Loss             Value
                                                     ------------------------------------------------------
Securities Available for Sale
         U.S. Treasury and federal agency               $23,158              $4           $754       $22,408
         State and political subdivisions                 1,507               1             17         1,491
         Other                                            3,438               1             21         3,418
                                                        -------              --           ----       -------
            Total                                       $28,103              $6           $792       $27,317
                                                        =======              ==           ====       =======

Securities Held To Maturity

         State and political subdivisions               $   710              $1                      $   711
                                                        =======              ==           ====       =======



The amortized cost and fair value of securities by contractual maturity at March 31, 1996, are shown below, in thousands of dollars

                                                        Available for Sale         Held to Maturity
                                                    -------------------------   -----------------------

                                                     Amortized      Fair       Amortized         Fair
                                                        Cost       Value         Cost           Value
                                                     ---------------------    -------------------------
Due in one year or less                                $10,399     $10,082       $710            $711
Due after one year through five years                    4,743       4,730
Due after five years through ten years                   9,790       9,543
Due after ten years                                      3,171       2,962
                                                       -------     -------       ----            ----

                                                       $28,103     $27,317       $710            $711
                                                       =======     =======       ====            ====

NOTE 5 - LOANS

Loans presented in the consolidated condensed balance sheet are comprised of the following classifications at March 31, 1996 and December 31, 1995: (In thousands of dollars)


                                                           March 31,             December 31,
                                                           1996                   1995
                                                     ---------------       ------------------
Loans:
     Commercial, financial and agricultural                 $142,813                 $130,921
     1-4 family residential real estate                       72,795                   58,433
     Consumer                                                 36,389                   29,954
     Construction                                              3,162                    2,235
                                                            --------                 --------
          Total                                              255,159                  221,543

Less: unearned income                                            (25)                     (36)
                                                            --------                 --------

                                                            $255,134                 $221,507
                                                            ========                 ========


Included in the loan portfolio are loans made to certain executive officers, directors, principal shareholders and companies in which they have an interest. The following is a summary of such loans, in thousands of dollars:

            Balance - January 1, 1996                      $6,603
                New Loans                                     457
                Repayments                                   (570)
            Officer loans acquired with
                purchase of South Range                       916
                                                           ------
            Balance - March 31, 1996                       $7,406
                                                           ======

NOTE 6 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the three months ended March 31, 1996 and 1995, and the twelve months ended December 31, 1995, are summarized as follows:

                                                                (In thousands of dollars)
                                                   March 31,            December 31,          March 31,
                                                    1996                   1995                  1995
                                                 ------------          --------------       ---------------
Balance at beginning of period                     $3,137                 $2,350                $2,350
Charge offs                                           (74)                  (440)                 (105)
Recoveries                                             20                    456                    41
Adjustment from loans put back to Newberry
    State Bank                                                                                      (6)
Allowance transferred from purchase of
    South Range State Bank                            285
Provision for loan loss                               107                    771                    69
                                                   ------                 ------                ------
Balance at end of period                           $3,475                 $3,137                $2,349
                                                   ======                 ======                ======

Information regarding impaired loans is as follows:

                                                      March 31             December 31,
                                                        1996                  1995
                                                    -------------         --------------
  Average investment in impaired loans                $687,055               $659,412
  Interest income recognized on impaired loans
      including interest income recognized on
      cash basis                                         3,695                 40,856
  Interest income recognized on impaired loans on
      cash basis                                                               40,856


  Balance of impaired loans                          3,659,447                570,847
  Less portion for which no allowance for loan
      loss is allocated                              3,160,735                 22,548
                                                    ----------               --------

      Portion of impaired loan balance for which
           an allowance for credit losses is
           allocated                                $  498,712               $548,299
                                                    ==========               ========

      Portion of allowance for loan losses
           allocated to the impaired loan balance   $  200,000               $200,000
                                                    ==========               ========


On April 1, 1996, the Registrant became aware that The Bennett Funding Group, Inc. ("BFG") and certain of its affiliates had filed for Chapter 11 bankruptcy protection in the Northern District of New York and had ceased payments to hundreds of investors throughout the country, including approximately 250 banks and thrifts. BFG and/or its affiliates were indebted to the Registrant in the amount of $2,792,651 at December 31, 1995 and in the amount of $3,028,188 at March 31, 1996, which indebtedness is collateralized by commercial equipment leases assigned by BFG and/or its affiliates to the Registrant. BFG and its affiliates serviced the assigned leases and, prior to the Chapter 11 filings, collected the lease proceeds and remitted them to Registrant. Registrant physically holds a lease document in connection with each lease. The BFG and related Chapter 11 proceedings were apparently in response to threatened SEC litigation alleging that at least some part of the BFG operations constituted a "Ponzi" scheme. In response to a motion by the SEC, the Bankruptcy Court appointed an independent trustee to operate BFG and its affiliates. Pursuant to orders of the Bankruptcy Court, the trustee has been collecting the lease payments and holding them in an escrow account. However, the trustee has not been distributing the same pending completion of his investigation and further orders of the Court. Registrant has joined with other financial institutions to petition the Court to order the trustee to resume distribution to assignees of leases. The Court has not finally ruled upon that request. Shortly after the Chapter 11 filings, Registrant investigated the validity of many of the assigned leases both through a New York state UCC search and through contacts with equipment lessees. Based on those investigations, it appears to Registrant that it holds valid equipment leases and that no other party claims to be an assignee of those leases. However, other financial institutions have discovered that leases assigned to them have been terminated or that some or all of the equipment subject to a lease was returned. Registrant has classified these leases as impaired. Based upon its investigation to date and payment histories, Registrant is still accruing interest on leases with total outstanding balances of $2,528,189. Due to the recent acquisition of certain leases with a total balance of $499,999 and corresponding lack of payment history, these leases were placed on nonaccrual on April 1, 1996. Should payments not be received by Registrant for more than ninety (90) days, the accrual of interest on these leases still accruing interest will be discontinued.



NOTE 7 - DEPOSITS

The following is an analysis of interest-bearing deposits as of March 31, 1996 and December 31, 1995. (In thousands of dollars)

                                                      March 31,   December 31,
                                                        1996          1995
                                                      ----------  ------------
Savings and interest-bearing checking                 $145,172     $118,957
Time: In denominations under $100,000                   95,265       82,752
           In denomination of $100,000 or more          16,549       15,024
                                                      --------     --------

                                                      $256,986     $216,733
                                                      ========     ========

NOTE 8 - OTHER BORROWINGS

Other borrowings consists of the following at March 31, 1996 and December 31, 1995: (In thousands of dollars)

                                                            March 31,     December 31,
                                                             1996           1995
                                                           ----------   --------------
Federal Home Loan bank advances (7), at
  various rates with various maturities (see
  annual financial statements).                            $ 8,088         $ 8,088

Farmer's Home Administration, $2,000,000
  fixed rate line agreement maturing August 24, 2024:
  interest payable at 1%                                     2,000           2,000

Associated Bank Green Bay, $4,000,000 variable
  rate line agreement maturing February 1, 1999:
  interest payable at Associated's prime rate - 8.25%
  at March 31, 1996.                                         2,900

Notes Payable to South Range State Bank's former
  stockholders, $2,362,852 maturing in three equal
  annual installments beginning February 1, 1997:
  interest payable at 5.20%.                                 2,363
                                                           -------         -------


                                                           $15,351         $10,088
                                                           =======         =======


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations provides additional information to assess the consolidated condensed financial statements of the Registrant and its wholly-owned subsidiaries for the first quarter of 1996. The discussion should be read in conjunction with those statements, and with management's discussion and analysis accompanying the 1995 annual financial statements, included herewith.

The Registrant is not aware of any market or institutional trends, events, or circumstances that will have or are reasonably likely to have a material effect on liquidity, capital resources, or results of operations except as discussed herein. Also, the Registrant is not aware of any current recommendations by regulatory authorities which will have such effect if implemented.

HIGHLIGHTS

The Registrant acquired 100% of the outstanding stock of South Range State Bank (with assets of $36,503,000, liabilities of $33,823,000, total deposits of $32,869,000, and net loans of $26,761,000)
on January 31, 1996. The total purchase price was $4,310,000 with $1,947,000 paid in cash and the remaining $2,363,000 financed through the issuance of notes payable.

Year to date consolidated net income was $929,000 for the period ending March 31, 1996 compared to $777,000 for the same period in 1995. Improved interest income, combined with acquisitions and careful control of operating expenses have contributed to this improvement. Net income for the year is 20% above the same period last year. Return on consolidated average assets for the quarter was 1.13% compared to 1.22% for the first quarter period in 1995. Earnings per share increased from $0.37 for the period ending March 31, 1995, to $0.44 for the same period in 1996. The increase is due to increased earnings and no significant change in outstanding shares.


FINANCIAL CONDITION

LOANS

During the first quarter of 1996, loan balances increased by $33.6 million. The acquisition of South Range State Bank accounted for $26.8 million of this increase and the remainder was due to loan growth. The loan to deposit ratio has decreased from 90.6% at December 31, 1995, to 90.1% at March 31, 1996. Management believes loans provide the most attractive earning asset yield available to the Registrant and that trained personnel and controls are in place to successfully manage a growing portfolio. Accordingly, management intends to continue to maintain loans at the highest level which is consistent with maintaining adequate liquidity.

Management is aware of the risk associated with an increase in average balances of loans but feels that the current level in the allowance for loan losses is adequate. At March 31, 1996 the allowance for loan losses was equal to 1.36% of total loans outstanding compared to 1.42% at December 31, 1995.

The majority of the increase in nonaccrual loans from December 31, 1995 to March 31, 1996 consisted of credit extended to one used car dealer. The loan loss reserve allocated to this loan is adequate to meet the estimated exposure to loss.

Commercial real estate loans have increased by $2.5 million during the first quarter of 1996 to $54,150,000 at March 31, 1996, mainly due to the acquisition of South Range State Bank. During the first quarter of 1996, loans to general commercial businesses increased $2.4 million to $57,803,000 due mainly to the acquisition of South Range State Bank. Commercial leases increased $1.6 million to $7,395,000 at March 31, 1996 and governmental leases increased $5.4 million to $23,465,000. No leases were obtained with the purchase of South Range State Bank. The increases are due to the Registrant's efforts to build this area of the loan portfolio. Growth in the classification of 1-4 family residential loans in the amount of $14.5 million has occurred mainly due to the acquisition of South Range State Bank. Consumer loans have increased $6.4 million during the first quarter of 1996 due mainly to the acquisition of South Range State Bank. Construction loans have increased $.9 million due mainly to the purchase of South Range State Bank. The table below shows total portfolio loans outstanding, in thousands of dollars, at March 31, 1996, and December 31, 1995, and their percentage of the total loan portfolio.

                                                  March 31,                          December 31,
                                                    1996           % of total            1995         % of total
                                                -------------------------------     ----------------------------
Loans:
  Commercial real estate                           $ 54,150           21.23%           $ 51,609         23.30%
  Commercial, financial and agricultural             57,803           22.66%             55,445         25.03%
  Leases
      Commercial                                      7,395            2.90%              5,806          2.62%
      Governmental                                   23,465            9.20%             18,061          8.15%
  1-4 family residential real estate                 72,795           28.53%             58,433         26.38%
  Consumer                                           36,364           14.25%             29,918         13.51%
  Construction                                        3,162            1.24%              2,235          1.01%
                                                   --------                            --------
      Total                                        $255,134                            $221,507
                                                   ========                            ========

CREDIT QUALITY

Management analyzes the allowance for loan losses in detail on a monthly basis to ensure that the losses inherent in the portfolio are properly recognized. The Registrant's success in maintaining excellent credit quality is demonstrated in the table presented in Note 6 to the first quarter financial statements above. Chargeoffs for the period ending March 31, 1996 have decreased $31,000 from the same period in 1995. The majority is a result of a $23,000 decrease in commercial loan chargeoffs. The provision for loan loss has increased from the period ending March 31, 1995 to the same period in 1996 as a result of the Registrant's increased loan portfolio. See Note 6 to the first quarter financial statements for a discussion of certain lease receivables.

The table presented below shows the balances of nonaccrual loans, loans 90 or more days past due, and renegotiated loans as of March 31, 1996 and 1995, and December 31, 1995. The majority of the increase in nonaccrual loans from December 31, 1995 to March 31, 1996 consisted of credit extended to one used car dealer. The loan loss reserve allocated to this loan is adequate to meet the estimated exposure.

                                      March 31,      December 31,     March 31,
                                        1996            1995            1995
                                      ---------      -----------      ---------
Nonaccrual loans                       $  549          $  579           $102
Loans 90 or more days past due          1,223           1,439            194
Renegotiated loans                         0                0              0

Management is aware of the risk associated with an increase in average balances of loans and feel that the current level in the allowance for loan losses is adequate. At March 31, 1996 the allowance for loan losses was equal to 1.36% of total loans outstanding compared to 1.42% at December 31, 1995.

INVESTMENTS

Available for sale securities increased during the first quarter of 1996 while hold to maturity securities decreased. The increase in available for sale securities is due primarily to the acquisition of South Range State Bank. The mix of the portfolio remained relatively unchanged from December 31, 1995. The primary use of the portfolio is to provide a source of liquidity. Most of the portfolio is invested in U.S. Treasury and agency securities which have little credit risk and are highly liquid. The only securities now classified as held to maturity are state and local political subdivision issues from small issuers whose bonds have little liquidity.


DEPOSITS

Total deposits increased this quarter by $38.7 million. A substantial portion, $32.9 million, of the increase came from the acquisition of South Range State Bank. Interest bearing deposit balances increased during the first quarter of 1996, continuing a trend from last fiscal year. The bulk of the increase in interest bearing deposits came from savings and interest-bearing checking with time deposits less than $100,000 making up the remainder of the increase (refer to the table presented in Note 7 to the first quarter financial statements above). The time deposits of $100,000 or more consist of stable, government balances and balances from retail customers.


BORROWINGS

The Registrant's branching network is a relatively high cost network in comparison to peers. Accordingly, the Registrant has begun to use alternative funding sources to provide funds for lending activities. Other borrowings increased by $5.3 million during the first quarter (refer to the table presented in Note 8 to the first quarter financial statements above for the composition of the increase), the majority of which was used in the acquisition of South Range State Bank. At March 31, 1996, $8.1 of the total borrowings were from the Federal Home Loan Bank of Indianapolis. Alternative sources of funding can be obtained at interest rates which are competitive with, or lower than, retail deposit rates and with inconsequential administrative costs.


LIQUIDITY

The Registrant's sources of liquidity include principal payments on loans and investments, sales of securities available for sale, deposits from customers, borrowings from the Federal Home Loan Bank, other bank borrowings, and the issuance of common stock. The Registrant has ready access to significant sources of liquidity on an almost immediate basis. Management anticipates no difficulty in maintaining liquidity at the levels necessary to conduct the Registrant's day-to-day business activities.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income increased by 25% compared to March 31, 1995. The net interest margin at March 31, 1996 was 4.82%, compared to 4.92% for all of 1995. The net yield on interest earning assets remained relatively constant. At year ended December 31, 1995, the net yield on earning assets was 9.13% and at March 31, 1996 it was 9.06%. Interest income from loans represented 90.9% of total interest income for the first quarter of 1996 compared to 90.4% for all of 1995 and 87.4% for the first quarter of 1995. In all cases, the total amount of interest income and the yield on total earning assets is strongly influenced by lending activities.

The increase in income from sales and servicing of loans reflects the growing demand for residential real estate mortgages, following the unprecedented origination volume throughout the country in 1993 and 1992. Management expects continued growth in interest income due to continued expansion of the Corporation.


NONINTEREST INCOME

Service charges on deposit accounts increase $23,000 during the first quarter of 1996 vs. the first quarter of 1995 mainly due to the acquisition of South Range State Bank. Gains on sales of loans has increased due to the larger volume of loans being originated and sold in the first quarter of 1996 vs. the first quarter of 1995. Securities gains has increased due to additional sale activity in the investment portfolio, the proceeds of which were used to fund the increase in loans. Other noninterest income decreased $97,000 during the first quarter of 1996 vs. the first quarter of 1995 due mainly to a reduction of Canadian discount income.


PROVISION FOR LOAN LOSSES

The Registrant maintains the allowance for loan losses at a level adequate to cover losses inherent in the portfolio. The Registrant records a provision for loan losses necessary to maintain the allowance at that level after considering factors such as loan charge-offs and recoveries, changes in the mix of loans in the portfolio, loan growth, and other economic factors. The increase in the provision for loan losses from $69,000 from March 31, 1995 to $107,000 for quarter ended March 31, 1996 is due to loan growth, particularly in the commercial real estate portfolio.


NONINTEREST EXPENSES

Noninterest expense showed an increase of 17% over the first quarter of 1995. The increase is consistent with the Registrant's asset growth. The majority of the increase is due to an increase in salary and occupancy expense. Salary expense increased mainly due to an increase in full-time equivalent employees at March 31, 1996 vs. March 31, 1995, due to the Registrant's purchase of the Rudyard branch and South Range State Bank and the opening of additional branches. Occupancy expense increased due to the purchases of the Rudyard branch and South Range State Bank, as well as the opening of additional branches. While the growth was expected, a primary objective of management is to hold the rate of increase in this category below future asset growth. Management believes that significant efficiencies can be obtained and is increasing the level of management emphasis in this area.


FEDERAL INCOME TAX

The provision for income taxes was 29.8% of income before income tax at March 31, 1996 compared to 25.6% at March 31, 1995. The difference between these rates and the federal corporate income tax rate of 34% is primarily due to tax-exempt interest earned on loans and investments. The effective tax rate has increased as tax-exempt income has become a smaller portion of total interest income.


INTEREST RATE RISK

Management actively manages the Registrant's interest rate risk. In relatively low interest rate environments which have been in place the last few years, borrowers have generally tried to extend the maturities and repricing periods on their loans and place deposits in demand or very short term accounts. Management has taken various actions to offset the imbalance which those tendencies would otherwise create. Management writes commercial and real estate loans at variable rates or, if necessary, fixed rate loans for relatively short terms. Management has also offered products that give customers an incentive to accept longer term deposits. Management can also manage interest rate risk with the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods. The Registrant has experienced a slight shift in the cumulative net asset (liability) funding gap for 1 - 365 days since December 31, 1995, to being liability sensitive. The shift was mainly due to an increase in CD's less than $100,000 maturing within one year and an increase in IMM accounts which are placed entirely in the 1 - 90 days maturity category.

CAPITAL RESOURCES

It is the policy of the Registrant to maintain capital at a level consistent with both safe and sound operations and proper leverage to generate an appropriate return on shareholders' equity. The capital ratios of the Registrant exceed the regulatory guidelines for well capitalized institutions. The table below shows the Registrant's capital, in thousands of dollars, and capital ratio's at March 31, 1996 and 1995.

                                                                          March 31, 1996
                                                             Required                          Actual
                                                       $                 %                $               %
                                                   ----------        ---------       ----------       ---------
Tier 1 risk-adjusted capital ratio                   $ 9,622           4.00%           $25,229          10.49%

Total risk-adjusted capital ratio                    $19,243           8.00%           $28,162          11.71%

Tier 1 leverage ratio                                $12,680           4.00%           $25,229           7.96%


Tier 1 capital                                                                         $25,229
Tier 2 capital                                                                           2,933
Total risk-based capital                                                                28,162
Total risk-weighted assets                                                             240,542
Average total assets                                                                   316,999



                                                                           March 31, 1996
                                                            Required                           Actual
                                                       $                 %                $               %
                                                   ----------        ---------       ----------       ---------
Tier 1 risk-adjusted capital ratio                   $ 7,276           4.00%           $19,359          10.64%

Total risk-adjusted capital ratio                    $14,552           8.00%           $21,287          11.70%

Tier 1 leverage ratio                                $10,311           4.00%           $19,359           7.51%


Tier 1 capital                                                                         $19,359
Tier 2 capital                                                                           1,928
Total risk-based capital                                                                21,287
Total risk-weighted assets                                                             181,905
Average total assets                                                                   257,776

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         FIRST MANISTIQUE CORPORATION
                                         ----------------------------
                                                 (Registrant)



June 11, 1996                            /s/Ronald G. Ford
- -------------------------                -----------------------------------
Date                                     RONALD G. FORD, President & CEO


June 11, 1996                            /s/Richard B. Demers
- -------------------------                -----------------------------------
Date                                     RICHARD B. DEMERS, Chief
                                         Accounting Officer

________________________________________________________________________________

                      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
             AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.




                               TABLE OF CONTENTS

                                                                Page
                                                                ----
             Prospectus Summary  . . . . . . . . . . . . . . .     3
             Risk Factors  . . . . . . . . . . . . . . . . . .     5
             Use of Proceeds . . . . . . . . . . . . . . . . .     7
             Recent and Pending Acquisitions . . . . . . . . .     7
             Capitalization  . . . . . . . . . . . . . . . . .     7
             Market for Common Stock and Dividends . . . . . .     8
             Determination of Offering Price . . . . . . . . .     9
             Plan of  Distribution . . . . . . . . . . . . . .     9
             Selected Consolidated Financial Data  . . . . . .    11
             Management's Discussion and Analysis
               of Financial Condition and
               Results of Operations . . . . . . . . . . . . .    13
             Business      . . . . . . . . . . . . . . . . . .    21
             Selected Statistical Information  . . . . . . . .    23
             Supervision and Regulation. . . . . . . . . . . .    31
             Management                                           38
             Certain Transactions  . . . . . . . . . . . . . .    42
             Principal Shareholders  . . . . . . . . . . . . .    43
             Description of Capital Stock  . . . . . . . . . .    44
             Legal Matters . . . . . . . . . . . . . . . . . .    47
             Experts       . . . . . . . . . . . . . . . . . .    47
             Pro Forma Consolidated Financial Information. . .    49
             Index to First Manistique Corporation
                Consolidated Financial Statements. . . . . . .   F-1
             Index to South Range State Bank
                 Financial Statements. . . . . . . . . . . . .  F-29
             First Manistique Amendment to Report on
                 Form 10-Q/A for the Quarterly Period Ended
                 March 31, 1996 . . . . . . . . . . . . . . .   F-44


________________________________________________________________________________


                                 400,000 Shares



                          FIRST MANISTIQUE CORPORATION


                                  Common Stock





                                ________________

                                   PROSPECTUS
                                ________________






                                July 23, 1996

                                    PART III

                     Information Not Required in Prospectus


ITEM 4.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be borne by the Company:

SEC Registration Fee  . . . . . . . . . . . . . . . . . . .   $     3,679
Printing and Engraving Expense  . . . . . . . . . . . . . .         6,000
Accountant's Fees and Expenses  . . . . . . . . . . . . . .        15,000
Legal Fees and Expenses . . . . . . . . . . . . . . . . . .        25,000
Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . .         7,500
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .         2,821
                                                              -----------

                                                              $    60,000
                                                              ===========

ITEM  15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 561-571 of the Michigan Business Corporation Act, as amended (the "Act"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Act also gives the Registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the Act to indemnify him against expenses, including attorneys' fees that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation, as amended, contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses. In addition to the available indemnification, Registrant's Articles of Incorporation, as amended, limit the personal liability of the members of its Board of Directors, subject to certain exceptions, for monetary damages with respect to claims by Registrant or its shareholders.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits, or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.


ITEM 16.  EXHIBITS.


     Reference is made to the Exhibit Index which appears at page S-4 of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities under the Securities Exchange Act of 1933, as amended (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES



     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-2 and authorized this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manistique, State of Michigan on the 18th day of July, 1996.



                                                FIRST MANISTIQUE CORPORATION




                                                BY /S/RONALD G. FORD
                                                   -----------------------------
                                                   RONALD G. FORD, PRESIDENT AND
                                                   CHIEF EXECUTIVE OFFICER



     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 18, 1996, by the following persons in the capacities indicated.




/S/ RONALD G. FORD                              /S/RICHARD B. DEMERS
- ---------------------------------------------   --------------------------------
RONALD G. FORD, PRESIDENT AND CHIEF EXECUTIVE   RICHARD B. DEMERS, PRINCIPAL
OFFICER AND DIRECTOR (PRINCIPAL                 FINANCIAL AND ACCOUNTING
EXECUTIVE OFFICER                               OFFICER




ERNEST D. KING, DIRECTOR AND CHAIRMAN
OF THE BOARD; STANLEY J. GEROU II, DIRECTOR;
MICHAEL C. HENRICKSEN, DIRECTOR AND VICE
CHAIRMAN OF THE BOARD; THOMAS G. KING,
DIRECTOR; JOHN D. LINDROTH, DIRECTOR;
JOHN P . MILLER, DIRECTOR




BY  /S/ RONALD G. FORD
    ------------------------------------
    RONALD G. FORD, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


Number                           Exhibit
- ------                           -------
2          Affiliation Agreement and Plan of Reorganization between First Manistique Corporation and South Range State Bank and the related Consolidation Agreement, as amended through
           January 30, 1996.  Previously filed as an exhibit to Registrant's Report on Form 8-K dated January 31, 1996.

2(a)       Agreement to purchase shares of UP Financial Inc. dated July 16, 1996.  Filed herewith.

2(b)       Option to purchase shares of UP Financial Inc. Dated July 16, 1996.  Filed herewith.

3(a)*      Amendment to Restated Articles of Incorporation.

3(b)       Restated Articles of Incorporation.  Previously filed as an exhibit to registrant's
           Report on Form 10-K for the year ended December 31, 1995.  Here incorporated by reference.

3(c)       Amended and restated Bylaws.   Previously filed as an exhibit to registrant's Report on
           Form 10-K for the year ended December 31, 1995.  Here incorporated by reference.

4(a)       Dividend Reinvestment Plan.  Previously filed as an exhibit to the Registrant's
           Registration Statement on Form S-3 (Registration No. 033-61533) filed on August 1,
           1995.  Here incorporated by reference.

4(b)*      A specimen stock certificate of the Registrant's Common Stock.

5*         Opinion of Varnum, Riddering, Schmidt & Howlett LLP as to the validity of the issuance of the securities being registered.

10(a)      Stock Option Plan.  Previously filed in the Registrant's definitive proxy statement for its annual meeting of shareholders held April 21, 1994.  Here incorporated by reference.

10(b)      First Manistique Corporation Executive and Board Member Restricted Stock Plan.
           Previously filed in the Registrant's definitive proxy statement for its's annual meeting of shareholders held April 18, 1995.  Here incorporated by reference.

10(c)      Employment Contract between First Northern Bank & Trust and Ronald G. Ford.
           Previously filed as an exhibit to registrant's Report on Form 10-K for the year ended
           December 31, 1995.  Here incorporated by reference.

10(d)      Deferred Compensation, Deferred Stock and Current Stock Purchase Plan for Non-Employee
           Directors.  Previously filed in the Registrant's definitive proxy statement for it's annual meeting of shareholders held April 23, 1996.  Here incorporated by reference.

21         Subsidiaries of the Registrant.   Previously filed as an exhibit to registrant's Report
           on Form 10-K for the year ended December 31, 1995.  Here incorporated by reference.

23(a)      Consent of Schneider, Larche, Haapala & Co.  Filed herewith.

23(b)      Consents of Crowe, Chizek and Company LLP.  Filed herewith.

23(c)      Consent of Varnum, Riddering, Schmidt & Howlett LLP.  Included in Exhibit 5.

24*        Power of Attorney.

27(a)*     Financial Data Schedule - year ended December 31, 1995.


27(b)*     Financial Data Schedule - quarter ended March 31, 1996.

99(a)      Form of Letter to Shareholders.  Filed herewith.

99(b)      Form of Shareholder Subscription Agreement.  Filed herewith.

99(c)      Form of General Subscription Agreement.  Filed herewith.



*    Previously Filed.